UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A. Table of Contents
Financial Statements for the year ended December 31, 2009 prepared in accordance with Brazilian Corporate Law

(Convenience Translation into English from the Original Previously Issued in Portuguese) Banco Santander (Brasil) S.A. e Empresas Controladas Management Report

Dear Stockholders,

We present herein the Management Report and Individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco, Banco Santander or Santander) related to the financial period ending December 31, 2009, prepared in accordance with accounting practices established by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep), when applicable.

Banco Santander (Brasil) S.A., indirectly controlled by Banco Santander S.A., headquartered in Spain (Banco Santander España), is the leading global institution of the financial and non-financial groups before the Bacen. After the corporate restructuring (share merger) in August 2008, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. and their respective subsidiaries (Banco Real Conglomerate) were integrated into financial and economic-financial Santander Conglomerates.

Presentation of Financial Statements

The consolidated financial statements of Santander for the period ended December 31, 2009 include the balance sheet and income and expense information of Banco Real Conglomerate, while the consolidated financial statements for the same period in 2008 consider Banco Real’s results of operations, since August 2008.

For a better understanding of changes in Santander’s financial statement, given the integration of Banco Real Conglomerate by the Santander Group, Santander’s pro-forma financial information, including the consolidation of Banco Real Conglomerate for 2009 and 2008, is being disclosed.

This information is supposed to permit additional analysis of the balances and transactions for better comparability and evaluation of income, stockholders’ equity and operational indices. Santander’s pro-forma financial information does not represent the results that might have been obtained had the merger of shares taken place in prior periods, nor does it constitute Santander’s financial statements or are indicative of future results.

The following assumptions were adopted in preparing the pro-forma financial information:

1. Goodwill generated on the acquisition of Banco Real Conglomerate and the related amortization has not been considered in property and equipment, net income and stockholders’ equity.

2. Net income for the periods ended December 3a, 2009 and 2008 include income earned by the Banco Real Conglomerate and disregard the non-recurring income or expenses related to the sale of ownership interests, goodwill amortization and related tax effects, when applicable.

Santander Pro-Forma Statement of Income

In millions of Brazilian reais	Santander Consolidated		% Change
	"Pro-Forma"		dec-09 vs.
	(unaudited)		dec-08
	12M09	12M08

Revenue from financial intermediation before allowance for loan losses	24,024	18,847	27.5%
Allowance for loan losses	(9,918)	(6,950)	42.7%
Gross profit from financial operations	14,106	11,897	18.6%
Income from services, banking fee and insurance	7,675	8,100	-5.2%
Administrative expenses	(12,192)	(12,823)	-4.9%
Tax expenses	(2,457)	(2,080)	18.1%
Other income (expenses)	(2,771)	(2,335)	18.7%
Net income	4,361	2,759	58.1%

Santander’s pro-forma net income for 2009 totaled R$4,361 million, compared to the R$2,759 million for the prior year. The net income shows a favorable evolution of the commercial business results and the effort over the costs control. The allowances for loan losses represented 6.7 percent of the credit portfolio for 2009, over 4.9 percent in 2008.

The allowance for loan losses grew 42.7 percent in 2009 over the prior year. This increase is mainly due to the expansion in lending operations, as well as the increase in default, resulting from the social and economic situation in the local and international markets.

Administrative expenses totaled R$12,192 million in 2009, a decline of 4.9 percent compared to 2008, reflecting our cost control effort.

Santander Pro-Forma Balance Sheet

In millions of Brazilian reais	Santander Consolidated		% Change
	"Pro-Forma"		dec-09 vs.
	(unaudited)		dec-08
	Dec-09	Dec-08

Current and long-term assets	312,422	308,577	1.2%
Cash and interbank investments	35,798	42,354	-15.5%
Securities and derivatives	79,691	55,824	42.8%
Lending operations	142,019	139,410	1.9%
Allowance for loan losses	(9,463)	(6,868)	37.8%
Other assets	64,377	77,857	-17.3%
Permanent assets	6,250	6,468	-3.4%
Total assets	318,672	315,045	1.2%

Current and long-term liabitilites	277,831	291,525	-4.7%
Deposits	113,473	123,987	-8.5%
Moneymarket funding	34,612	30,932	11.9%
Funds from acceptance and issuance of securities	10,737	10,559	1.7%
Borrowing and onlendings	21,203	25,530	-16.9%
Other payables	97,806	100,517	-2.7%
Stockholder´s equity	40,841	23,520	73.6%
Total liabilities and stockholders´equity	318,672	315,045	1.2%

Santander’s pro-forma total assets totaled R$318,672 million in December, 2009, a 1.2 percent increase as compared to December 2008. Of this amount, R$142,019 million is represented by the credit portfolio, R$79,691 million by securities and derivatives, mainly federal government securities, and R$35,798 million by cash and InterBank investments and available assets.

Santander Credit Portfolio

In millions of Brazilian reais	Santander Consolidated		% Change
			dec-09 vs. dec-08
	Dec-09	Dec-08

Legal Entities	73,125	75,391	-3.0%
Individuals	63,805	58,417	9.2%
Payroll loans	7,956	7,207	10.4%
Credit cards	8,472	6,980	21.4%
Real estate loans	5,226	4,468	17.0%
Personal credits (1)	42,151	39,762	6.0%
Rural Credit	5,089	5,602	-9.2%
Total	142,019	139,410	1.9%

(1) Includes lease/vehicle financing in the amount of R$23,956 (2008 - R$22,936).

In 2009 lending operations kept in line with 2008. The highlight was loans to individuals, which rose 9.2 percent when comparing in the same year. In this segment the other highlights were credit card transactions, which expanded 21.4 percent; payroll loans grew 10.4 percent and Real estate loans with 17.0 percent.

Santander Deposits

The deposits lessened compared to the previous year, representing an amount of R$113,473 millions in 2009.

In millions of Brazilian reais	Santander Consolidated		% Change
			dec-09 vs.
			dec-08
	Dec-09	Dec-08

Deposits
Demand deposits	14,787	14,730	0.4%
Saving deposits	25,217	20,643	22.2%
Interbank deposits	764	1,904	-59.9%
Time deposits	72,154	86,231	-16.3%
Other deposits	551	479	15.0%
Total	113,473	123,987	-8.5%

Global Offering of Shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the Global Offering, which includes the issue of 525,000,000 (five hundred twenty-five million) Units, all registered shares, without par value, free and clear of any liens or encumbrances, each representing one of 55 common shares and 50 preferred shares, all registered shares with no par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of, (i) of Units in Brazil (Brazilian Offering), on the over-the-counter, in accordance with CVM Instruction 400/2003, and (ii) Units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 the United States of America.

The same meeting approved the Bank listing and the trading of Units, common shares and preferred shares in BM&FBOVESPA’s Level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm guarantee of settlement. Under the Article 24 of CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering (excluding the Additional Units, as defined below) could be increased up to 6.85 percent, up to 35,955,648 Units, including in the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Units), according to option sanctioned by Credit Suisse Securities (USA) LLC, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

Under the Article 14, paragraph 2 of CVM Instruction 400, the total number of Units initially offered (not including the Supplemental Units) could be but was not, in agreement with the Underwriters, be increased by up to 4.76%, i.e., up to 25,000,000 Units, including the form of ADSs under the same conditions and at the same price initially offered the Units (Additional Units).

The Brazilian Offering was directed in the Retail Offer, to Non-Institutional Investors and the Institutional Offer to Institutional Investors.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBOVESPA and the New York Stock Exchange (NYSE) since October 7, 2009.

Other characteristics and terms of the Global Offering are evidenced in the Global Public Offering Prospectus for the primary issuing of American Depositary Shares (Units), from October 6, available under www.santander.com.br, and at the CVM website and also at SEC website.

On October 29, 2009 the Brazilian Central Bank ratified Banco Santander capital increase related to the Global Offering and the partial exercise of the Supplemental Option of October 29, 2009.

The results of the Global Offering were disclosed as required by the closure of the Add published at Valor Econômico Newspaper of November 10, 2009.

Corporate Restructuring

- Banco ABN AMRO Real S.A. (Banco Real) and ABN AMRO Dois Participações S.A. (AAB Dois Par)

On July 24, 2008, Banco Santander Spain took indirect share control of the companies of the ABN AMRO Real Conglomerate in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and the Bacen.

The Extraordinary Stockholders’ Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the Agreement and Plan of Merger of Shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. into Banco Santander S.A. (Merger Agreement).

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander; (b) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par.

The goodwill accrued based on the August 31, 2008 data related to the acquisition of Banco Real and AAB Dois Par was R$26,333,931 thousand.

The objectives of the operation were: (a) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil - Banco Santander; (b) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (c) concentrate the minority interest in these institutions only in Banco Santander.

The operation allows rationalizing and simplifying the equity structure of the companies of the Santander Group in Brazil and will enable the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.

This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.

As this is an operation involving the merger of shares, the corporate entity of Banco Real and AAB Dois Par were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

The incorporation of the shares was ratified by the Bacen on January 27, 2009.

- Merger of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM)

On April 14, 2009, the executive committees of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM) approved and decided to submit to the approval of their respective stockholders the “Merger Agreement of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. by Banco ABN AMRO Real S.A.”.

On the same date, the executive committees of Banco Santander and Banco Real approved and decided to submit to the approval of the Board of Directors of Santander and its respective stockholders the corporate restructuring proposal as set out by the “Merger Agreement of Banco ABN AMRO Real S.A. by Banco Santander S.A.” (The Agreement).

The Mergers were carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merger, based on the audited balance sheets as of March 31, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the Mergers, on April 30, 2009 (date of the Extraordinary Shareholders’ Meetings that approve the Mergers) were recognized and recorded directly by the Acquirers.

As the Mergers involved wholly-owned subsidiaries, (i) determining a share exchange ratio; (ii) defining withdrawal rights; (iii) increasing the capital of Banco Santander and Banco Real, and (iv) changing the voting, dividend or any other equity or corporate rights to which the stock issues by Banco Santander is currently entitled were not necessary as a result of these transactions.

- Merger of shares Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS) and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

The Extraordinary Stockholders' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (Banco BCIS), and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) was approved the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. into the Equity of Banco Santander (Brasil) S.A.” (The Merger Agreement).

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, BCIS and Santander Brasil Asset into the equity of Santander (Share Merger). As a result of the Share Merger, Santander Seguros, Banco BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company), under Article 252 of Law 6404/76 and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Brasil Asset, through the issuance of 14,410,886 shares (7,710,343 ordinary shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.

The balance sheets of Banco Santander, Santander Seguros, Banco BCIS and Santander Brasil Asset as of June 30, 2009 consist of the basic balance sheets of the Share Mergers.

Due to this transaction consists of a share merger, as set out in Law, the legal personality of the merged companies was maintained and the changes in equity subsequent to the date of their balance sheets were properly recorded in their accounting books.

- Merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões)

At the meetings held on July 28, 2009, the executive committees of BCIS and Banco Santander and the partners’ meeting of AA Cartões, were approved and decided to submit to the approval of their stockholders the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Banco Comercial e de Investimento Sudameris S.A. and ABN AMRO Administradora de Cartões de Crédito Ltda by Banco Santander (Brasil) S.A.”

The merger was carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merging Company, based on the audited balance sheets as of June 30, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the mergers (date of the corresponding Extraordinary Stockholders’ Meetings that approve the mergers) were recognized and recorded directly by the Merging Company.

- Full spin-off of Santander Investimentos em Participações (Santander Participações) with the transfer of its equity to Banco Santander and Santander Advisory Services S.A.

At the meetings held on July 28, 2009, the executive committees of Banco Santander, Santander Participações, and Santander Advisory Services S.A. (Advisory) approved and decided to submit to the approval of their stockholders and the Board of Directors of Banco Santander the corporate restructuring proposal pursuant to the terms and conditions of the “Spin-off Agreement and Plan of Santander Investimentos em Participações S.A., with transfer of all its Equity to Banco Santander (Brasil) S.A. and Santander Advisory Services S.A.” (The Spin-off Agreement).

The Spin-off Agreement established the reasons and conditions of the corporate restructuring consisting of the full spin-off of Santander Participações (the Spun-off Company), with the termination and the transfer of its equity to Banco Santander and Advisory (Spin-off).

Under the Spin-off Agreement, the stockholders' equity of the Spun-off Company was appraised based on the balance as of June 30, 2009. As a result of the Spin-off (a) the Spun-off Company was terminated; (b) all assets, rights, liabilities, obligations and liabilities of the Spun-off Company related to the spun-off net assets were automatically and respectively transferred to the net assets of Banco Santander and Advisory, which became the successors of all its rights and obligations related to the spun-off net assets.

The changes in equity of each, spun-off net assets, occurring from the balance sheet date to the date the transaction (August 31, 2009), which was the day when the Extraordinary Stockholders’ Meeting approved the full spin-off, were was appropriately and respectively recorded in the books and other accounting documents of Banco Santander and Advisory. This process and being ratified by Bacen.

Other reorganizations of Banco Santander´s controlled companies

Still related to part of the social restructuring process of the Conglomerate companies, several reorganizations were implemented within Banco Santander´s controlled companies:

• Incorporation of AAB Dois Par and Real Seguros Vida e Previdência S.A. (current denomination of Real Tokio Marine Vida e Previdência S.A.) by Santander Seguros S.A.. The incorporation and denomination alteration are been ratified by Susep;

• Incorporation of Real Capitalização S.A. by Santander Capitalização S.A., which is being ratified by Susep;

• Incorporation of Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. and Credicenter Empreendimentos e Promoções Ltda. by AA Cartões;

• Incorporation of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. by Santander Brasil Asset, which is being ratified by Bacen;

• Incorporation of ABN AMRO Arrendamento Mercantil S.A. by Santander Leasing S.A. Arrendamento Mercantil, ratified by Bacen on November 30, 2009;

• Incorporation of Santander Brasil Arrendamento Mercantil S.A. by Santander Leasing S.A. Arrendamento Mercantil, which is being ratified by Bacen;

• Incorporation of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários by Santander S.A. – Corretora de Câmbio e Títulos, wich is being ratified by Bacen;

• Parcial spin-off of Santander Corretora de Câmbio e Valores Mobiliários S.A. with transfer of the net assets to Santander S.A. – Corretora de Câmbio e Títulos, still being ratified by Bacen.

The corporate restructuring mentioned above, represent steps in the process of consolidating the investments in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

Economic Scenario

Recent economic indicators have confirmed the continuance of economic growth. The relaxing of credit restrictions, the reduction in interest rates and, most of all, the increased confidence of the business community are signs that the crisis is history.

The GDP in third quarter, 2009, reported in December, was 1.3% higher than in the previous quarter. This performance still reflects the recovery in the industry, but the weak performance of the agricultural sector hampered growth. The biggest highlight, however, is the recovery of investments, which grew by 6.5% over the previous quarter. In the job market, unemployment rate reached 7.4% in November, continuing its trajectory of growth that began after March when it reached its peak of 9.0% during the crisis.

Inflation has a positive trend and ended 2009 at 4.3% . The low food prices and weak industrial activity enabled the basic interest rate (Selic) to remain at its lowest of 8.75% till the end of 2009.

As for the external accounts, the balance of payments in the 12 months through December recorded an improvement, mainly due to the inflow of financial investments, a strong sign of increased confidence in the Brazilian economy.

This has been one of the factors behind the Real’s appreciation, which was R$ 1.74/US$ at the end of the fourth quarter of 2009, 2.0% up over the previous quarter.

The maintenance of high foreign reserves, which totaled US$ 239 billion in December 2009, also contributed to a better perception of Brazil.

Total credit in the national financial system continues its recovery trend, especially in the personal loan segment. In December, the credit/GDP ratio was 45,0%, the highest in 15 years.

Individual loans continued to bounce back, thanks to the lower interest rates and the improvement in consumer confidence. Payroll-deductible loans are still the key component of the individual loan portfolio (mainly due to their volume and quality), but real estate loans have drawn attention due to the solid growth rates recorded so far. Corporate loans have begun showing signs of recovery, positively contributing to the increase in free credit. However, the scenario is not entirely back to normal, as underlined by the default level and the reduction in average terms, indicating that companies are borrowing little for investments.

In general terms, the sound health of the economy and the financial system were fundamental for minimizing the effects of the crisis on Brazil. The maintenance of solid fundamentals reduced the country’s vulnerability and this scenario should drive business growth in the banking industry.

Performance

As a result of the previously-mentioned corporate restructuring, and in accordance with prevailing legislation, Santander’s balance sheet and statement of income are being presented compared to the data reported in the same related prior periods, which do not encompass Banco Real’s assets, liabilities and income and expenses for the first eight months of 2008; therefore, any analysis of development of financial information is limited.

1. Net Income

Santander posted net income of R$1,806 million for 2009, including the expense of R$2,877 related mainly to goodwill from Banco Real acquisition, profits from sold investments, compensated by credit provisions and contingencies reinforcements.

2. Assets and Liabilities

Total consolidated assets amounted to R$342,324 million as of December 31, 2009. Of this amount, R$142,019 million is represented by the credit portfolio, R$79,621 million by securities and derivatives, mainly federal government securities, and R$30,174 million by interbank investments.

Santander currently holds R$839 million of securities classified as “held to maturity” and has the financial capacity and intention to do so.

Shareholders’ Equity

Santander’s stockholders’ equity totaled R$64,493 million as at December, 2009.

In October, 2009, due to the Global Offering Banco Santander Share Capital increased 560.955.648 Units, totaling R$12.989 million, after issuing expenses. In Extraordinary Stockholders’ Meeting held in August, 2009, it was approved the increase of the Share Capital by R$2.471 million, by means of issuing 14,410,886 thousand shares, (7.710.343 thousand common shares and 6,700,543 thousand preferred shares), related to Santander Seguros, Santander Brasil Asset and BCIS shares incorporation. In 2009, Santander´s Management Committee approved the Border of Directors proposal of distributing dividends and interest on capital according to the table below. The amount of the intermediate and intercalary dividends and interest on capital are added up to the obligatory dividends and the payment date is February 22, 2010, disregarding any additional amounts due to bringing the amounts up to date.

		Brazilian Reais per Thousands of Shares / Units
	In Thousands of
	Brazilian Reais
	(5)	Ordinárias	Preferenciais	Units

Interest on capital based on interim net income for the period of December 31, 2009 (1)	340,000	0.9974	1.0972	n.a.
Interest on capital based on interim net income for the period of December 31, 2009 (2)	285,000	0.8361	0.9197	n.a.
Intermediate Dividends for the period of December 31, 2009 (3)	327,400	0.7839	0.8623	86.2271
Intercalary Dividends for the period of December 31, 2009 (3)	422,600	1.0118	1.1130	111.2999
Interest on capital based on interim net income for the period of December 31, 2009 (3) (4)	200,000	0.4789	0.5267	52.6738
Total in December 31, 2009	1,575,000

(1) Approved by the Management Committee in April, 2009. Common shares - R$0.8478 e Preferred shares - R$0.9326, after taxes.
(2) Approved by the Management Committee in June, 2009. Common shares - R$0.7107 e Preferred shares - R$0.7817, after taxes.
(3) Approved by the Management Committee in December, 2009.
(4) Common shares - R$0.4070 e Preferred - R$0.4477, after taxes e Units R$44.7728.
(5) The amount related to the intermediate dividends, intercalary dividends and interest on capital are fully input into the mandatory dividends, which will be paid on February 22, 2010, without any additional amount for monetary for monetary correction.

The Bank’s regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks –requirement of a specific capital portion.

The Basel II ratio, which is calculated in a consolidated manner and reached 25.5 percent, less goodwill in minimum regulatory capital, as required by the international rule.

Strategy

Banco Santander’s goal is to be the best bank in Brazil in terms of profitability and brand recognition, and win the satisfaction of clients, shareholders and employees. Banco Santander seeks to be a relationship bank and, based on sustainable practices, the main bank for its retail and wholesale clients by serving them with its complete product portfolio. It believes that it can achieve these goals through the following strategies:

• Improve operating efficiency by benefiting from integration synergies and implementing best practices: Banco Santander will continue seeking ways to further improve its operating efficiency and margins. The Bank intends to maintain investment discipline and direct resources to areas that generate improvements in its client management and increase its revenues.

• Expand product offering and distribution channels in Commercial Banking: Banco Santander intends to further increase its business and operations throughout Brazil, expanding its Commercial Banking services to existing and prospective retail customers. The Bank plans to offer new products and services to existing customers based on each customer‘s profile.

• Capitalize on the Bank‘s strong market position in the wholesale business: Banco Santander provides multinational corporations present in Brazil and local companies, including those with operations abroad, with a wide variety of financial products, utilizing its worldwide network to serve its customers‘ needs with customized solutions. The Bank intends to further focus on its strong worldwide position as a client relationship wholesale bank, in line with the Santander Group‘s worldwide strategy for the Global Wholesale Banking segment.

• Further develop a transparent and sustainable business platform: the Bank will maintain a commitment to economic, social and environmental sustainability in its procedures, products, policies and relationships. Banco Santander will continue building durable and transparent relationships with its customers through understanding their needs and designing its products and services to meet those needs.

• Continue growing the Bank‘s insurance business: Banco Santander intends to continue growing its insurance business, particularly bancassurance. The Bank expects to increase its presence within the insurance segment by leveraging on its strong branch network and client base, particularly in the South and Southeast, to cross sell insurance products with the corporations within the country.

In line with its aspirations of becoming the leading multiple service bank in Brazil and to prepare itself for the new cycle of economic growth in Brazil, Banco Santander held the nation’s biggest public share offering ever in October 2009.

The Bank plans to use the funds raised through the Offering to expand its presence through the inauguration of new branches and increase its credit operations, thus increasing its market share. Santander will also allocate a portion of the funds to streamline its funding structure. It is worth highlighting here that on January 22, 2010, the Bank carried out the premature redemption of the Bank Deposit Certificate, maturing on March 25, 2019, amounting to R$ 1.5 billion.

Integration

The year 2009 was decisive for the integration process. Important stages were completed, which brought gains in synergies that exceeded initial expectations.

New products, services and functionalities were added to the daily lives of our clients, combining improved technology, efficiency, flexibility and innovation, in addition to greater advantages and convenience. The objective was to extract in all the stages of the process, the best that each bank has to offer. Several changes brought immediate benefits to clients and enabled us to leverage our businesses right from the time they were implemented.

The integration process is moving according to schedule. Important stages were completed in 2009, relating to the unification of the back office, wholesale banking (GB&M), corporate banking, companies, private banking, integration of the ATMs for key banking operations and the legal merger of Banco ABN AMRO Real S.A. with Banco Santander (Brasil) S.A.

In terms of products, the launch of improved Santander Master and Real Master products was a milestone in this process as it brought together the best ideas of each bank in a single product offered to the clients of both banks.

Notable among the initiatives taken in the fourth quarter are:

• Integration of the brokerages

• Unification of the customer service models, reducing the involvement of branches in operational routines.

• Shared offering of products in the two networks. E.g.: Flex Card.

• Offering of Van Gogh services to Santander’s high income clients.

• Unification of the administrative offices at the Torre Santander, which began in November 2009 and is scheduled for completion in February 2010.

• Definition of the commercial model and implementation of a unique way of operations that focuses on closer relations with clients, business efficiency and a balance between results, productivity and quality.

• Unified platform for insurance offerings (personal accident, residential and auto insurance), with additional insurance partners (Marítima and SulAmerica).

Another area integrated in the Santander network in 2009 was microcredit, which is targeted at small business.

Going forward, we will focus on completing the implementation of gaps and projects to enable us to plan and conduct the tests before the systems are fully migrated, thus concluding the integration process with the complete unification of the networks. We are also preparing the Change Management Plan, which will train and orient employees for the integration of the Real and Santander networks in order to maintain or even improve the service standard and the level of service provided to clients.

Main Subsidiaries

As of December 31, 2009, Aymoré Crédito, Financiamento e Investimento S.A. has reached R$22,577 million in total assets, R$10,603 million in credit operation portfolio and R$685 million of stockholder´s equity. Net income for the period was R$63 million.

As of December 31, 2009, Santander Leasing S.A. Arrendamento Mercantil (current denomination of Real Leasing S.A. Arrendamento Mercantil) reported total assets of R$52,264 million, a lease portfolio of R$12.993 million, and stockholders' equity of R$11,721 million. Net income for the period was R$1,057 million.

As of December 31, 2009, Santander S.A. Corretora de Câmbio e Títulos reported total assets of R$778 million and stockholders' equity of R$246 million. Net income for the period was R$67 million.

As of December 31, 2009, Santander Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (current denomination of ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.), reported total assets of R$300 million, stockholders' equity of R$238 million, and net income for the period was R$31 million.

As of December 31, 2009, Banco Bandepe S.A. reported total assets of R$4,105 million and stockholders' equity of R$4,015 million. Net income for the period was R$350 million.

As of September 30, 2009, Santander Seguros S.A. reported total assets of R$19,153 million and stockholders' equity of R$2,399 million and technical reserve for insurance, pension plan and capitalization transactions of R$15,856. Net income for the period was R$264 million.

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect its operational performance and the quality of its management.

		Long		Short
Santander		Term		Term
	Support		2

	National	AAA		F1+
	Scale	(BRA)		(BRA)

Fitch	Local
Ratings	Currency	BBB+		F2

Foreign
	Currency	BBB		F2

National
	Scale	brAAA		brA-1

Standard	Local
& Poor’s	Currency	BBB-		A-3

Foreign
	Currency	BBB-		A-3

Foreign
	Currency	Baa3		P-3

Moody’s	Local
	Currency	A2		P-1

National
	Scale	Aaa.br		Br-1

Credit Risk Management

The Bank develops Credit Risk Management policies and strategies based on processes conducted by several functions with the power to set operating limits, and reduce and control risk levels.

The functions responsible for credit risk management allow for an appropriate validation of the internal systems and procedures used in credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or aggregate of similar transactions.

The specialization of our risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized customers.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

Santander operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

- Independence of the risk function from business areas;

- Support for business in achieving commercial goals by maintaining the independence of the Risk Vice President’s Division. The organizational structure that manages risk is adapted to the commercial structure and ensures business and risk managers cooperate;

- Collective decision-making (including at the branch level), which ensures a variety of opinions are heard and results not based on decisions made solely by individuals;

- Use of tools for internal rating and scoring, such as return on risk-adjusted capital (RORAC), Value at Risk (VaR), economic capital, analysis of extreme scenarios, etc.;

- Global focus through an integral treatment of all risk factors in all business units, and the utilization of economic capital as a homogeneous metric for the risk exposure and the basis for measuring management; and

- Set and achieve medium-low risk profiles as a target, and maintain their low volatility and predictable nature through: (i) a high degree of risk diversification by limiting concentrations in customers, groups, industries, products and geographies; (ii) reducing the degree of complexity in market activity; (iii) continuous tracking of risks to prevent possible deterioration of portfolios;

- Analyzing the social and environmental risks of businesses and projects financed by the Bank.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of the Santander Group in Spain.

Corporate Governance of the Risk Function

The risk committee framework of Santander Brazil is set based on corporate risk standards. Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil) has their level of approvals delegated by the Risk Committee of Banco Santander in Spain and have the following responsibilities set out in weekly meetings:

- Ensure to the Bank's management that local policies are implemented and followed consistently with existing corporate standards;

- Authorize the local management tools and risk models, as well as be familiar with the results of the internal validation;

- Ensure that Santander Brasil’s actions are consistent with the risk tolerance level previously decided by the Santander Group in Spain;

- Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in discharging their functions;

- Resolve transactions that are beyond the powers delegated to lower management bodies, as well as the global limits of pre-classification of corporate groups or in relation to exposures by classes of risk.

The Executive Risk Committee delegates some of its powers to the risk committees, which are structured by business line and type and class of risk. The risk function at the Santander Brasil is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the CEO of Santander Brasil and the Chief Risk Officer of the Santander Group in Spain.

Further details of the structure, methodologies and control systems are provided annual report, available on the website www.santander.com.br

Corporate Governance

The global corporate governance model adopted by the Santander Group is characterized, especially, by the protection of shareholders’ rights as well as transparency in management and in communications with the strategic stakeholders, all of which have placed the group’s European units among the continent’s leaders in corporate governance.

Based on these credentials, Santander Brasil focused its efforts in 2009 on perfecting its policies and practices, also reinforced by the gains in synergy and complementarily resulting from the acquisition of Banco Real.

In this regard and in line with the best corporate governance practices, in October 2009, Santander listed its Units at Level 2 of the São Paulo Stock Exchange (BM&FBOVESPA) and its ADRs on the New York Stock Exchange (NYSE), and is thus subject to the supervision of the Securities and Exchange Commission of Brazil (CVM), the U.S. Securities & Exchange Commission and the Sarbanes-Oxley Act.

Level 2 is a special listing segment of BM&FBOVESPA, exclusively for companies that comply with certain minimum requirements and undertake to abide by special corporate governance practices.

To establish and disseminate the standards of conduct expected from all of its employees, the Organization has a Code of Ethics, which establishes the values of citizenship, dignity, work, respect, loyalty, decorum, zeal and efficiency, the Code of Conduct in Securities Markets, as well as manuals for Prevention of Money Laundering, Press Relations, and Conduct in Purchase Management, a global publication. It also has an Information Security policy that is guided by the principles of confidentiality, integrity and availability.

Santander Brasil is managed by the Board of Directors, consisting of at least five members and a maximum of twelve, of which 20% should be independent members. The Board members meet four times a year at intervals determined by the Chairman of the Board. The Board is assisted by the Executive Board and the Executive Committee, which take decisions on running the business, capital allocation and large investments. Both are assisted by various specialized committees.

At an extraordinary meeting held on September 2, 2009, shareholders elected five new members to the Board of Directors, replacing two existing members. The respective terms of office will end at the Annual Shareholders’ Meeting to be held in 2011.

According to CVM Instruction 480/09, on the meeting held on February 01, 2010, the Board of Directors discussed, reviewed and agreed upon the independent auditor´s opinions which were exposed on the auditor´s report, and with the financial statements of 2009.

Operational Risks, Internal Controls and Sarbanes-Oxley Act

To put in place, maintain, and disseminate the culture, policies and infrastructure necessary to the proper management and control of Operational Risks constitute Santander’s main strategic and competitive drivers in our continuous search to improve the efficiency of our Control, prevention, mitigation and event and loss reduction system due to Operational Risks; these concerns are reflected in the Mission of the Operational and Technology Risk Department.

Thus, the Bank has maintained a specific and independent corporate function, with its own structure, rules, methodologies, tools and internal models focused on the management and control of operational risks, which is also responsible for the technology risks associated to business continuity.

The processes developed and adopted are intended to position and maintain Santander among the financial institutions recognized as the entities with the best practices for the management of Operational Risks and their operations, thus contributing to attaining the strategic objectives and continuously improving the entity’s reputation and its soundness and reliability in the local and international markets.

Santander has a defined management and control model, which ensures that it is adopted by managers in daily operations, the alignment with the guidelines of Banco Santander España, the compliance with the requirements of the New Basel Accord (BIS II), the Bacen, the CVM, and the provisions of the Sarbanes-Oxley Act (SOX).

The Bank´s methodology is based on the best market practices used to identify, capture, assess, control, monitor, manage and prevent operational, technology, and business continuity risks, in addition to continuously strengthen our internal control system, in accordance with the provisions of CMN Resolutions 2554/1998 and 3380/2006, and SOX requirements. We also comply with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

Consistently with the transparency of our operational risks management and control model, and related methodologies, visions and the increased detailing of the internal models adopted and the main results obtained, we disclose, document and register the results in annual financial and corporate reports, are available on our website: www.santander.com.br .

In compliance with Bacen Circular 3383/2008, our Board of Directors opted for the Alternative Standardized Approach (ASA) for the calculation of the regulatory capital ratio required for operational risk, starting the first half of 2009.

During the first semester of 2009, Santander Spain has accomplished the complete annual certification of the Internal Control Model, in compliance with section 404 of SOX, which encompasses the certification required for the controlling stockholder, for the financial period ending on December 31, 2008, did not identify any incidence considered a significantly weakness. For 2009, the certification process will be completed by February, 2010, and until the moment of publishing this report, there is no evidence of significant weakness.

People

For the Santander Brazil Group to become the best and most efficient bank in Brazil, its employees must come together to build this progress. Hence, one of the Group’s objectives is to be the best company to work for in the financial sector and for this purpose, during the integration process, it seeks to identify the best HR practices in both the banks and the market. With this guideline, Santander continuously invests in the training and well-being of its 51,000 professionals through programs that cover high school students to top executives.

In addition to the Youth Apprentice Program, based on the Ministry of Labor’s guidelines, the Group has its own trainee programs.

For employees with the potential to take up executive positions, it offers the Santander Executive Training Program (STEP) which, in addition to providing specific training, offers the possibility of interchange with units in other countries where the Group is present.

It also has two categories of MBAs: the International MBA, which prepares professionals for admission exams to the most renowned institutions in Europe and the United States, and Summer, which aims to attract to Brazil employees pursuing MBA abroad to work on specific projects such as Leadership Development and Mentoring. There is the Training Track program, which trains employees at the branches to function to their full potential in their present and future positions. Also, there are the Santander Career Program and the Bank of Opportunities, which ensure maximum transparency for employees while accessing opportunities within the Group.

It also has the Appreciation of Diversity Program, which encourages discussion on subjects in order to promote quality relations with all its stakeholders.

All these continuous training initiatives are structured according to the professionals’ functions and are conducted either personally or through e-learning.

Santander believes that a better individual is a better professional and hence it encourages them to pursue their well-being. For this, it organizes the Quality of Life program, which involves initiatives related to health, social life, work relations and family coexistence, and the Personal Support Program, which offers a telephone-based support service for employees and their families in times of stress.

The management of people is aligned with a global model of training and exchange of knowledge, whose differentials are the strategies for attracting, training and retaining talent. With policies and tools that promote human and professional development, the Group is well prepared for the challenge of maintaining its business growth.

Sustainable Responsibility

Santander continued its process of building awareness, training and engagement for sustainability. In October, it launched the Sustainability in Action program, which aims to train the mobilization agents on disseminating sustainability at the branches. A total of 160 employees have already been trained, whose mission is to share this knowledge with their teams and encourage the adoption of sustainability practices in their daily routines.

Santander also helps other companies reinvent their businesses in a profitable and innovative manner, while integrating the financial results with the care for environment and society. In fourth quarter, 2009, it conducted four modules of the Caminhos e Desafios (Ways and Challenges) program. In 2009, a total of 863 corporate clients and vendors participated in the program. The Group also conducted a workshop for businessmen during the UN Conference on Climate Change (COP-15) held in December in Copenhagen.

The Sustainability Practices Space portal was visited more than 1 million times in 2009. The factors behind this success are an online course featuring an imaginary character “Roberto”, a common man who gradually discovers a new way of seeing and doing things in his daily life.

Santander integrated its initiatives in private social investments, underlining its commitment to education. The Amigo de Valor (Valuable Friend) program raised R$ 6.9 million in 2009, which was directed to the Child and Adolescent Rights Funds in 31 cities in 17 states. A total of 25,418 people, including employees, clients, vendors and companies, participated in this edition. The Brazil School Project, which encourages voluntary efforts to improve the public education system, ended the year with 49 new volunteer groups, involving 170 partner schools and more than 2,000 employees.

On the cultural front, the Bank held in November the 11th Mature Talents Competition for senior citizens, which encourages their active participation by valuing their talent. In 2009, the program mobilized more than 3,600 service points at Santander and Real and had 11,150 participants.

The Bank also held the closing ceremony of the 5th Santander Entrepreneurship, Science and Innovation Awards. This is an initiative of Santander Universities to stimulate entrepreneurial spirit and scientific research at the academic level. There were 2,116 participants, 11% more than in 2008.

The photography competition “Fototalentos” for university students, sponsored by Universia, had 1,438 participants in Brazil, second among the 18 countries where Universia operates. Universia also conducted two meetings to discuss about higher education – the ‘Seminar on New Trends in Teaching and Learning’ at the Federal University of Rio Grande do Sul (UFRGS), and ‘The Responsibility of the Brazilian University as an Agent of Social Inclusion and Cohesion’, by the National Association of Administrators of Federal Universities (ANDIFES).

As for the environment, the Group's new head office in São Paulo received the ISO14001 certification in December, attesting to the compliance of our Environment Management System to the Norm’s requirements. Through the Papa-Pilhas program, in 2009, the Group sent 155.5 tons of mobile phones and batteries gathered at 2,062 collection points for recycling.

In recognition for including sustainability in its business model, Santander received the ECO 2009 Award from the American Chamber of Commerce in association with the Valor Econômico newspaper.

Other Information

It is part of Santander´s policy to restrict the services provided by our independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during 2009, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores Independentes which cumulatively represent more than 5 percent of the related overall consideration.

Acknowledgements

The Management of Santander thanks its customers and stockholders for their trust, and its employees for their efforts and dedication, all of whom have made these results possible.

São Paulo, February 2, 2010.

The Board of Directors

The Executive Board

(Approved during Santander´s Management Committee meeting held on 02/02/2010).

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 – São Paulo – SP
Brasil

Tel.: +55(11) 5186-1000
Fax: +55(11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Stockholders of
Banco Santander (Brasil) S.A.
São Paulo, SP

1. We have audited the accompanying individual (Bank) and consolidated balance sheets of Banco Santander (Brasil) S.A. and subsidiaries as of December 31, 2009 and 2008, and the related individual statements of income, changes in stockholders’ equity and cash flows for the years then ended and six-month period ended December 31, 2009, and the consolidated statements of income and changes in cash flows for the years ended December 31, 2009 and 2008, and the individual and consolidated statements of value added as of December 31, 2009 and 2008, all expressed in Brazilian reais and prepared under the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Bank and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by Management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations, the changes in stockholders’ equity (Bank), and their cash flows for the years then ended and six-month period ended December 31, 2009, and the value added in operations as of December 31, 2009 and 2008, in conformity with Brazilian accounting practices.

4. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 1, 2010

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Francisco A.M. Sant'Anna
DELOITTE TOUCHE TOHMATSU	Francisco A.M. Sant’Anna
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
BALANCE SHEETS ON DECEMBER 31
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

		Bank		Consolidated

	Note	2009	2008	2009	2008

Current Assets		175,814,921	101,355,765	193,314,256	194,149,492
Cash	5	5,597,548	2,449,760	5,623,834	5,087,316
Interbank Investments	6	39,072,317	29,452,723	28,898,066	34,076,639
Money Market Investments		21,334,716	18,108,018	21,334,716	18,108,018
Interbank Deposits		16,350,173	3,024,246	6,175,922	7,223,532
Foreign Currency Investments		1,387,428	8,320,459	1,387,428	8,745,089
Securities and Derivative Financial Intrument	7	30,522,711	17,041,998	45,673,813	26,509,181
Own Portfolio		22,008,486	6,378,524	21,680,595	11,952,040
Subject to Resale Commitments		3,103,284	1,847,562	1,883,207	423,700
Derivative Financial Instruments		2,479,049	4,833,537	2,473,322	6,032,676
Linked to Trading Portfolio Operations		-	43,944	-	-
Linked to Central Bank of Brazil		2,512,805	2,522,764	2,512,805	3,448,475
Linked to Guarantees		419,087	1,415,667	17,123,884	4,652,290
Interbank Accounts	8	8,648,010	2,641,314	8,648,016	7,365,547
Payments and Receipts Pending Settlement		15,529	2,758	15,529	19,502
Restricted Deposits:
Central Bank of Brazil		8,538,602	2,540,289	8,538,608	6,949,629
National Housing System		5,942	95,500	5,942	106,597
Interbank Onlending		66,464	-	66,464	270,342
Correspondents		21,473	2,767	21,473	19,477
Interbranch Accounts		2,135	3,870	6,133	12,736
Third-party Funds in Transit		2,135	3	2,208	1,709
Internal Transfers of Funds		-	3,867	3,925	11,027
Lending Operations	9	46,708,229	27,187,614	51,003,819	68,299,297
Public Sector		70,578	44,678	67,181	73,447
Private Sector		47,982,332	27,337,675	52,501,173	69,257,668
(Allowance for Loan Losses)	9.f	(1,344,681)	(194,739)	(1,564,535)	(1,031,818)
Leasing Operations	9	199,250	215,108	5,601,305	4,949,455
Public Sector		-	-	766	896
Private Sector		210,881	220,940	5,860,163	5,094,557
(Allowance for Doubtful Lease Receivables)	9.f	(11,631)	(5,832)	(259,624)	(145,998)
Other Receivables		44,699,780	22,258,872	47,042,604	47,152,948
Receivables for Guarantees Honored		2,030	1,495	2,030	4,318
Foreign Exchange Portfolio	10	30,292,620	14,744,632	30,292,620	31,365,346
Income Receivable		501,342	514,451	272,141	274,589
Trading Account	11	104,047	1,351,645	435,451	2,071,093
Tax Credits	12	5,084,675	2,295,074	5,597,886	4,700,703
Other	13	8,823,559	3,373,721	10,589,517	8,986,484
(Allowance for Losses on Other Receivables)	9.f	(108,493)	(22,146)	(147,041)	(249,585)
Other Assets		364,941	104,506	816,666	696,373
Temporary Investments		-	-	-	2,474
Other Assets	14	216,916	189,148	219,660	290,723
(Allowance for Valuation)	14	(122,614)	(148,192)	(124,776)	(178,178)
Prepaid Expenses		270,639	63,550	721,782	581,354

		Bank		Consolidated

	Note	2009	2008	2009	2008

Long-Term Assets		130,097,923	59,857,273	119,107,020	114,256,621
Interbank Investments	6	6,710,196	1,683,124	1,275,629	3,190,624
Money Market Investments		-	-	-	18,122
Interbank Deposits		6,365,510	1,217,683	930,943	2,707,061
Foreign Currency Investments		344,886	465,641	344,886	465,641
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	7	56,900,061	13,268,073	34,016,945	29,315,292
Own Portfolio		18,461,801	1,042,582	10,116,000	2,178,105
Subject to Resale Commitments		17,344,683	2,291,674	711,461	347,347
Derivative Financial Instruments		2,721,838	2,635,150	2,715,550	3,492,854
Linked to Central Bank of Brazil		15,481,638	3,595,489	15,481,638	14,522,342
Privatization Certificates		1,550	1,395	1,550	1,395
Linked to Guarantees		2,888,551	3,701,783	4,990,746	8,773,249
Interbank Accounts	8	239,918	68,492	239,918	315,392
Restricted Deposits:
National Housing System		175,029	68,492	175,029	68,492
Interbank Onlending		64,889	-	64,889	246,900
Lending Operations	9	50,889,036	20,238,048	57,593,823	41,527,556
Public Sector		174,606	148,163	174,606	268,797
Private Sector		57,284,691	22,412,077	64,282,210	46,547,322
(Allowance for Loan Losses)	9.f	(6,570,261)	(2,322,192)	(6,862,993)	(5,288,563)
Leasing Operations	9	399,919	627,911	7,682,952	7,373,056
Public Sector		-	-	945	1,398
Private Sector		431,908	631,539	8,062,586	7,610,208
(Allowance for Doubtful Lease Receivables)	9.f	(31,989)	(3,628)	(380,579)	(238,550)
Other Receivables		14,874,566	23,867,217	18,126,487	32,193,749
Receivables for Guarantees Honored		16,874	9,812	16,874	9,812
Foreign Exchange Portfolio	10	895,101	16,083,523	895,101	16,181,345
Income Receivable		46,749	36,876	46,752	36,876
Tax Credits	12	6,130,518	3,166,978	8,220,917	7,294,389
Other	13	8,012,024	4,657,975	9,194,641	8,811,045
(Allowance for Losses on Other Receivables)	9.f	(226,700)	(87,947)	(247,798)	(139,718)
Other Assets		84,227	104,408	171,266	340,952
Temporary Investments		8,061	9,687	8,069	9,696
(Allowance for Losses)		(1,765)	(647)	(1,773)	(655)
Prepaid Expenses		77,931	95,368	164,970	331,911

Permanent Assets		46,390,939	45,197,680	29,902,465	32,229,359
Investments		17,712,472	14,984,082	88,973	129,117
Investments in Affiliates and Subsidiaries:	16	17,683,494	15,055,983	24,057	21,186
Domestic		17,587,736	14,940,503	24,057	21,186
Foreign		95,758	115,480	-	-
Other Investments		106,316	20,216	119,848	145,677
(Allowance for Losses)		(77,338)	(92,117)	(54,932)	(37,746)
Property and Equipment in Use	17	3,605,974	2,524,321	3,657,656	3,650,334
Real Estate		1,471,945	341,985	1,476,189	810,003
Other		5,068,666	3,648,950	5,149,208	5,741,067
(Accumulated Depreciation)		(2,934,637)	(1,466,614)	(2,967,741)	(2,900,736)
Intangibles	18	25,072,493	27,689,277	26,155,836	28,449,908
Goodwill		26,619,000	26,333,931	27,739,919	26,333,931
Intangible Assets		4,383,216	3,513,677	4,498,341	9,119,684
(Accumulated Amortization)		(5,929,723)	(2,158,331)	(6,082,424)	(7,003,707)

Total Assets		352,303,783	206,410,718	342,323,741	340,635,472

		Bank		Consolidated

	Note	2009	2008	2009	2008

Current Liabilities		178,795,915	99,308,362	190,043,742	177,036,042
Deposits	19.a	82,415,068	39,326,071	74,717,943	72,138,582
Demand Deposits		14,968,013	5,022,049	14,787,247	14,729,644
Savings Deposits		25,216,924	8,314,895	25,216,924	20,642,679
Interbank Deposits		8,277,599	4,268,278	762,033	1,528,177
Time Deposits		33,401,967	21,342,541	33,401,174	34,758,295
Other Deposits		550,565	378,308	550,565	479,787
Money Market Funding	19.b	29,368,895	16,290,597	29,231,185	23,284,879
Own Portfolio		14,973,688	2,071,114	14,946,527	10,525,907
Third Parties		9,633,621	13,084,478	9,523,072	11,666,815
Linked to Trading Portfolio Operations		4,761,586	1,135,005	4,761,586	1,092,157
Funds from Acceptance and Issuance of Securities	19.c	8,243,008	4,359,926	8,396,950	7,878,175
Exchange Acceptances		-	-	101,921	26,098
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		7,014,825	3,601,154	7,066,846	6,834,968
Securities Issued Abroad		1,228,183	758,772	1,228,183	1,017,109
Interbank Accounts	8	41,105	181	41,105	49,517
Receipts and Payments Pending Settlement		1,755	-	1,755	1,910
Correspondents		39,350	181	39,350	47,607
Interbranch Accounts		1,915,633	1,328,290	1,915,633	2,516,657
Third-Party Funds in Transit		1,863,326	1,327,774	1,863,326	2,512,498
Internal Transfers of Funds		52,307	516	52,307	4,159
Borrowings	19.e	8,044,839	9,867,363	8,044,839	12,212,876
Local Borrowings - Other Officials		240,113	184,583	240,113	352,314
Foreign Borrowings		7,804,726	9,682,780	7,804,726	11,860,562
Domestic Onlendings - Official Institutions	19.e	2,481,235	1,816,380	2,481,235	2,983,867
National Treasury		27,252	-	27,252	8,238
National Economic and Social Development Bank (BNDES)		705,108	880,030	705,108	1,130,147
Federal Savings and Loan Bank (CEF)		1,879	6,108	1,879	6,132
National Equipment Financing Authority (FINAME)		1,566,640	625,973	1,566,640	1,535,081
Other Institutions		180,356	304,269	180,356	304,269
Foreign Onlendings	19.e	722,887	-	722,887	746,733
Foreign Onlendings		722,887	-	722,887	746,733
Derivative Financial Instruments	7	1,724,817	5,815,703	1,717,678	7,763,795
Derivative Financial Instruments		1,724,817	5,815,703	1,717,678	7,763,795
Other Payables		43,838,428	20,503,851	62,774,287	47,460,961
Collected Taxes and Other		99,548	31,804	104,171	86,625
Foreign Exchange Portfolio	10	28,749,034	13,066,728	28,749,034	27,263,121
Social and Statutory		1,707,394	1,478,893	1,844,523	1,852,488
Tax and Social Security	20	1,877,219	184,085	2,864,753	1,414,571
Trading Account	11	119,602	1,276,502	422,713	2,092,179
Technical Provision for Insurance, Pension Plan and Capitalization Operations		-	-	17,026,327	3,830,060
Subordinated Debts	21	2,104	2,824	2,104	97,391
Other	22	11,283,527	4,463,015	11,760,662	10,824,526

		Bank		Consolidated

	Note	2009	2008	2009	2008

Long-Term Liabilities		108,834,866	58,214,456	87,185,711	114,280,194
Deposits	19.a	64,509,271	19,113,026	38,755,122	51,848,721
Interbank Deposits		25,824,884	-	2,232	376,139
Time Deposits		38,684,387	19,113,026	38,752,890	51,472,582
Money Market Funding	19.b	5,552,576	2,065,829	5,380,872	7,647,425
Own Portfolio		5,552,576	2,065,829	5,380,872	7,647,425
Funds from Acceptance and Issuance of Securities	19.c	1,564,799	857,584	2,340,275	2,680,540
Exchange Acceptances		-	-	367,803	122,350
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		201,820	48,645	609,493	50,416
Securities Issued Abroad		1,362,979	808,939	1,362,979	2,507,774
Borrowings	19.e	2,879,791	1,566,449	2,879,791	2,194,326
Local Borrowings - Other Institutions		259,782	-	259,782	232,181
Foreign Borrowings		2,620,009	1,566,449	2,620,009	1,962,145
Domestic Onlendings - Official Institutions	19.e	5,933,049	2,451,194	5,933,049	4,856,375
National Treasury		12,650	-	12,650	11,032
National Economic and Social Development Bank (BNDES)		3,192,981	1,500,617	3,192,981	2,029,498
Federal Savings and Loan Bank (CEF)		2,765	7,704	2,765	7,820
National Equipment Financing Authority (FINAME)		2,718,029	939,954	2,718,029	2,805,106
Other Institutions		6,624	2,919	6,624	2,919
Foreign Onlendings	19.e	1,141,202	-	1,141,202	2,536,011
Foreign Onlendings		1,141,202	-	1,141,202	2,536,011
Derivative Financial Instruments	7	2,687,097	2,632,890	2,686,924	3,851,488
Derivative Financial Instruments		2,687,097	2,632,890	2,686,924	3,851,488
Other Payables		24,567,081	29,527,484	28,068,476	38,665,308
Foreign Exchange Portfolio	10	767,690	15,588,163	767,690	15,686,369
Social and Statutory		-	-	-	177,641
Tax and Social Security	20	6,216,427	3,407,572	9,198,568	8,150,053
Trading Account	11	-	125	464	125
Technical Reserve for Insurance, Pension Plan and Capitalization Transactions		-	-	269,280	-
Subordinated Debts	21	11,304,786	5,526,905	11,304,786	9,091,051
Other	22	6,278,178	5,004,719	6,527,688	5,560,069

Deferred Income		145,556	94,015	161,030	162,269
Deferred Income		145,556	94,015	161,030	162,269

Minority Interest		-	-	440,565	400,410

Stockholders' Equity	24	64,527,446	48,793,885	64,492,693	48,756,557
Capital:		62,806,071	47,152,201	62,803,941	47,152,201
Brazilian Residents		6,249,089	1,008,603	6,246,959	1,008,603
Foreign Residents		56,556,982	46,143,598	56,556,982	46,143,598
Capital Reserves		726,566	922,130	726,566	922,130
Revaluation Reserves		919,467	693,275	919,467	693,275
Adjustment to Fair Value - Securities and Derivatives		75,342	26,279	35,143	(13,920)
Retained Earnings/Accumulated Deficit		-	-	7,576	2,871

Total Liabilities and Stockholders' Equity		352,303,783	206,410,718	342,323,741	340,635,472

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
STATEMENTS OF INCOME FOR THE PERIODS ENDED DECEMBER 31
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

		Bank			Consolidated

		Second Half

	Note	2009	2009	2008	2009	2008

Financial Income		16,828,440	26,991,296	20,512,167	33,607,299	30,354,954
Lending Operations		10,334,100	17,209,215	12,456,167	22,962,230	21,082,871
Leasing Operations		16,884	82,072	51,079	2,047,251	717,653
Securities Transactions	7	5,564,733	7,919,911	6,526,486	5,993,932	7,737,760
Derivatives		393,465	1,597,876	(67,657)	2,414,113	(3,563,643)
Insurance, Pension Plan and Capitalization		-	-	-	772,754	106,762
Foreign Exchange Operations		370,169	(72,234)	1,081,246	(882,105)	3,597,395
Compulsory Investments		149,089	254,456	464,846	299,124	676,156

Financial Expenses		(11,308,119)	(17,073,513)	(16,043,535)	(19,501,591)	(23,449,635)
Funding Operations	19.d	(7,155,096)	(11,948,168)	(9,618,784)	(12,048,390)	(12,677,687)
Borrowings and Onlendings		590,174	2,889,999	(3,621,777)	3,071,616	(6,323,541)
Technical Reserves for Insurance, Pension Plan and Capitalization Adjustment and Interest		-	-	-	(606,949)	(77,667)
Allowance for Loan Losses	9.f	(4,743,197)	(8,015,344)	(2,802,974)	(9,917,868)	(4,370,740)

Gross Profit From Financial Operations		5,520,321	9,917,783	4,468,632	14,105,708	6,905,319

Other Operating (Expenses) Income		(7,028,172)	(11,223,706)	(3,139,684)	(14,479,684)	(5,652,424)
Income from Services Rendered	27	2,235,083	3,963,143	3,045,357	5,277,294	4,250,300
Income from Banking Fees	27	871,234	1,487,663	669,018	2,102,654	1,123,932
Net Income from Premiums, Pension Plan and Capitalization		-	-	-	294,641	53,775
Personnel Expenses	28	(2,326,106)	(3,868,995)	(1,854,091)	(4,861,984)	(3,004,485)
Other Administrative Expenses	29	(5,103,540)	(8,843,249)	(3,720,339)	(10,200,396)	(5,416,887)
Tax Expenses	30	(1,079,570)	(1,808,005)	(793,960)	(2,457,177)	(1,172,912)
Investments in Affiliates and Subsidiaries	16	1,070,649	2,160,275	1,028,971	168,588	5,640
Other Operating Income	31	808,235	1,305,380	795,661	1,856,278	1,612,317
Other Operating Expenses	32	(3,504,157)	(5,619,918)	(2,310,301)	(6,659,582)	(3,104,104)

Income From Operations		(1,507,851)	(1,305,923)	1,328,948	(373,976)	1,252,895

Nonoperating (Expenses) Income	33	2,805,332	3,786,049	(53,151)	4,127,139	11,586

Income Before Taxes On Income and Profit Sharing		1,297,481	2,480,126	1,275,797	3,753,163	1,264,481

Income and Social Contribution Taxes	34	(81,385)	51,163	717,018	(1,039,386)	973,341
Provision for Income Tax		(584,451)	(691,679)	(442,177)	(2,154,539)	(864,636)
Provision for Social Contribution Tax		(423,750)	(532,148)	(355,567)	(1,047,904)	(480,849)
Deferred Tax Credits		926,816	1,274,990	1,514,762	2,163,057	2,318,826

Profit Sharing		(417,440)	(730,097)	(451,911)	(854,398)	(639,172)

Minority Interest		-	-	-	(53,480)	(18,037)

Net Income		798,656	1,801,192	1,540,904	1,805,899	1,580,613

Number of Shares (Thousands)	24	399,044,117	399,044,117	325,758,283
Earnings per Thousand Shares (R$)		2.00	4.51	4.73

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIODS ENDED DECEMBER 31
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

					Profit Reserves		Adjustment to Fair Value

	Note	Capital	Capital Increase	Capital Reserves	Legal Reserve	Reserve for Dividend Equalization	Position Own	Affiliates and Subsidiaries	Retained Earnings	Treasury Shares	Total

Balances as of December 31, 2007		8,331,448	-	22,130	602,371	3,045	342,440	(2)	-	-	9,301,432
Capital Increase	24.a	800,000	38,020,753	900,000	-	-	-	-	-	-	39,720,753
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	-	(214,485)	(101,674)	-	-	(316,159)
Reserve for Equalization of Dividends from Retained Earnings	24.b	-	-	-	-	(3,045)	-	-	-	-	(3,045)
Net Income		-	-	-	-	-	-	-	1,540,904	-	1,540,904
Allocations:
Legal Reserve		-	-	-	77,045	-	-	-	(77,045)	-	-
Dividends	24.b	-	-	-	-	-	-	-	(970,000)	-	(970,000)
Reserve for Dividend Equalization	24.c	-	-	-	-	13,859	-	-	(13,859)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(480,000)	-	(480,000)

Balances as of December 31, 2008		9,131,448	38,020,753	922,130	679,416	13,859	127,955	(101,676)	-	-	48,793,885

Capital Increase	24.a	53,674,623	(38,020,753)	(193,616)	-	-	-	-	-	-	15,460,254
Acquisition of Treasury Shares	24.d	-	-	-	-	-	-	-	-	(1,948)	(1,948)
Cancelation of Treasury Shares	24.d	-	-	(1,948)	-	-	-	-	-	1,948	-
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	-	(44,921)	93,984	-	-	49,063
Net Income		-	-	-	-	-	-	-	1,801,192	-	1,801,192
Allocations:
Legal Reserve		-	-	-	90,060	-	-	-	(90,060)	-	-
Dividends	24.b	-	-	-	-	(327,400)	-	-	(422,600)	-	(750,000)
Reserve for Dividend Equalization	24.c	-	-	-	-	463,532	-	-	(463,532)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(825,000)	-	(825,000)

Balances as of December 31, 2009		62,806,071	-	726,566	769,476	149,991	83,034	(7,692)	-	-	64,527,446

Balances as of June 30, 2009		47,152,201	-	922,130	729,543	341,268	344,283	(71,282)	-	(1,948)	49,416,195
Capital Increase	24.a	15,653,870	-	(193,616)	-	-	-	-	-	-	15,460,254
Cancelation of Treasury Shares	24.d	-	-	(1,948)	-	-	-	-	-	1,948	-
Adjustment to Fair Value - Securities and Derivative Financial Instruments		-	-	-	-	-	(261,249)	63,590	-	-	(197,659)
Net Income		-	-	-	-	-	-	-	798,656	-	798,656
Allocations:
Legal Reserve		-	-	-	39,933	-	-	-	(39,933)	-	-
Dividends	24.b	-	-	-	-	(327,400)	-	-	(422,600)	-	(750,000)
Reserve for Dividend Equalization	24.c	-	-	-	-	136,123	-	-	(136,123)	-	-
Interest on Capital	24.b	-	-	-	-	-	-	-	(200,000)	-	(200,000)

Balances as of December 31, 2009		62,806,071	-	726,566	769,476	149,991	83,034	(7,692)	-	-	64,527,446

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
STATEMENTS OF CASH FLOW FOR THE PERIODS ENDED DECEMBER 31
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

		Bank			Consolidated

		Second Half

	Note	2009	2009	2008	2009	2008

Cash Flow from Operating Activities
Net Income		798,656	1,801,192	1,540,904	1,805,899	1,580,613
Adjustment Net Income		5,056,100	9,389,223	3,632,415	14,181,018	6,715,371
Allowance for Loan Losses	9.f	4,743,197	8,015,344	2,802,974	9,917,868	4,370,740
Provision for Contingent Liabilities		1,919,147	3,879,870	1,544,271	4,622,401	2,048,915
Deferred Tax Credits		(819,716)	(1,351,030)	(892,705)	(1.073.351)	(1,063,848)
Equity in Affiliates and Subsidiaries	16	(1,070,649)	(2,160,275)	(1,028,971)	(168,588)	(5,640)
Depreciation and Amortization	29	2,147,438	3,814,828	1,222,932	4,002,472	1,396,401
Allowance for Losses on Other Assets		(112,980)	(62,437)	(8,416)	(52,953)	(10,462)
Gain (Loss) on Sale of Other Assets	33	25,815	24,407	(16,403)	24,773	(16,838)
Impairment of Assets	32	812,803	848,601	11,362	848,599	74,262
Gain (Loss) on Sale of Other Investments	33	(2,561,789)	(3,596,175)	(3,199)	(3,944,247)	(90,847)
Minority Interest		-	-	-	-	18,037
Other		(27,166)	(23,910)	570	4,044	(5,349)
Changes on Assets and Liabilities		(23,752,954)	(46,824,524)	(1,529,365)	(41.820.326)	(3,625,458)
Decrease (Increase) in Interbank Investments		6,867,752	(51,735)	(4,505,079)	(2,380,925)	1,209,696
Decrease (Increase) in Securities and Derivative Financial Instruments		(14,770,306)	(20,665,913)	(3,613,462)	(19.325.718)	(1,829,159)
Decrease (Increase) in Lending and Leasing Operations		(6,775,087)	(6,941,992)	(13,432,015)	(9,687,941)	(22,040,971)
Decrease (Increase) in Deposits on Central Bank of Brazil		1,647,861	(1,376,036)	3,450,516	(1,588,979)	9,601,431
Decrease (Increase) in Other Receivables		8,529,198	17,996,623	(23,532,248)	15.762.684	(27,582,051)
Decrease (Increase) in Other Assets		80,350	6,614	1,805	370,712	170,875
Net Change on Interbank and Interbranch Accounts		703,664	378,505	768,716	(220,850)	952,680
Increase (Decrease) in Deposits		(12,449,255)	(9,436,259)	15,504,548	(10,405,058)	13,054,763
Increase (Decrease) in Money Market Funding		1,420,047	(3,936,748)	(4,813,010)	3,679,754	(8,265,029)
Increase (Decrease) in Funds from Acceptance and Issuance of Securities		182,809	(214,019)	3,301,108	178,510	4,487,160
Increase (Decrease) in Borrowings and Onlendings		(1,334,865)	(3,458,487)	4,038,458	(4,327,187)	6,013,302
Increase (Decrease) in Other Liabilities		(7,892,351)	(19.129.879)	21,286,175	(16.570.472)	20,595,896
Increase (Decrease) in Technical Provision for Insurance, Pension Plan and Capitalization Operations		-	-	-	2,696,383	-
Increase (Decrease) in Change in Deferred Income		37,229	4,802	15,123	(1,239)	5,949
Net Cash Provided by (Used in) Operating Activities		(17,898,198)	(35.634.109)	3,643,954	(25.833.409)	4,670,526
Investing Activities
Acquisition of Investment		(60,515)	(193,467)	(48,557)	(96,239)	(8,086)
Acquisition of Property and Equipment in Use		(1,163,054)	(1,454,235)	(1,959,840)	(1,536,301)	(2,103,308)
Acquisition of Intangible Assets		(1,013,037)	(1,913,887)	(586,833)	(1,951,450)	(723,012)
Net Cash Received on Acquisition of Subsidiary		-	-	-	-	2,076,292
Net Cash Received on Sale of Investments		2,704,367	18,275,398	14,568	5,618,407	154,250
Proceeds from Assets not in Use		169,671	207,694	74,430	224,430	186,176
Proceeds from Property in Use		688,398	961,753	348,732	966,834	452,245
Dividends and Interest on Capital Received		749,896	749,896	135,682	15,286	1,598
Net Cash Provided by (Used in) Investing Activities		2,075,726	16,633,152	(2,021,818)	3,240,967	36,155
Financing Activities
Capital Increase	24.a	12,988,842	12,988,842	800,000	12,988,842	800,000
Acquisition of Treasury Shares	24.d	-	(1,948)	-	(1,948)	-
Increase in Subordinated Debts		313,823	2,007,154	1,310,104	2,118,448	1,528,147
Paid Dividends and Interest on Capital		91,117	(1.371.060)	(1,698,451)	(1.546.535)	(1,502,647)
Increase (Decrease) on Minority Interest		-	-	-	40,155	(6,899)
Net Cash Provided by (Used in) Financing Activities		13,393,782	13.622.988	411,653	13.598.962	818,601
Increase (Decrease) in Cash and Cash Equivalents		(2,428,690)	(5,377,969)	2,033,789	(8,993,480)	5,525,282
Cash and Cash Equivalents Beginning of Period	5	20,936,834	23,886,113	21,852,324	27,377,646	21,852,364
Cash and Cash Equivalents End of Period	5	18,508,144	18,508,144	23,886,113	18,384,166	27,377,646

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
STATEMENTS OF VALUE ADDED PERIODS ENDED DECEMBER 31
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

		Bank				Consolidated

	Note	2009		2008		2009		2008

Financial Income		26,991,296		20,512,167		33,607,299		30,354,954
Income from Services Rendered, Banking Fees and Net Income from Premiums, Pension Plan and Capitalization		5,450,806		3,714,375		7,674,589		5,428,007
Allowance for Loans Losses	9.f	(8,015,344)		(2,802,974)		(9,917,868)		(4,370,740)
Other Assets and Liabilities		320,112		(1,556,429)		172,434		(1,405,939)
Financial Expenses		(9,058,169)		(13,240,561)		(9,583,723)		(19,078,895)
Third-party Input		(5,493,691)		(2,334,389)		(6,581,403)		(3,832,946)
Materials and Utilities		(194,960)		(98,131)		(229,761)		(141,620)
Outside and Specialized Services	29	(1,460,144)		(723,551)		(1,835,097)		(1,067,460)
Impairment of Assets	32	(848,601)		(11,362)		(848,599)		(74,262)
Other		(2,989,986)		(1,501,345)		(3,667,946)		(2,549,604)
Gross Added value		10,195,010		4,292,189		15,371,328		7,094,441
Retention
Depreciation and Amortization	29	(3,814,828)		(1,222,932)		(4,002,472)		(1,396,401)
Added Value Produced		6,380,182		3,069,257		11,368,856		5,698,040
Added Value Received from Transfer Investments in Affiliates and Subsidiaries	16	2,160,275		1,028,971		168,588		5,640
Added Value to Distribute		8,540,457		4,098,228		11,537,444		5,703,680

Added Value Distribution
Employee		4,002,902	46.9%	2,043,099	49.8%	4,969,087	43.1%	3,200,535	56.1%
Compensation	28	2,199,068		1,074,966		2,775,388		1,756,447
Benefits	28	642,742		331,199		801,722		477,655
Government Severance Indemnity Funds for Employees - FGTS		228,185		105,367		300,587		179,501
Other		932,907		531,567		1,091,390		786,932
Taxes		2,353,032	27.6%	339,845	8.3%	4,243,858	36.8%	642,693	11.3%
Federal		2,059,754		161,096		3,855,457		380,826
State		404		288		502		328
Municipal		292,874		178,461		387,899		261,539
Remuneration of Third Part - Rental	29	383,331	4.5%	174,380	4.3%	465,120	4.0%	261,802	4.6%
Remuneration of Interest on Capital		1,801,192	21.1%	1,540,904	37.6%	1,859,379	16.1%	1,598,650	28.0%
Interest on Capital	24.b	825,000		480,000		825,000		480,000
Dividends	24.b	750,000		970,000		750,000		970,000
Profit Reinvestment		226,192		90,904		230,899		130,613
Participation Results of Minority of Shareholders		-		-		53,480		18,037

Total		8,540,457	100.0%	4,098,228	100.0%	11,537,444	100.0%	5,703,680	100.0%

The accompanying notes are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A. (current name of Banco Santander S.A.) AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31
Amounts in thousands of Brazilian reais - R$, unless otherwise stated

1. Operations

Banco Santander (Brasil) S.A. (Banco Santander), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Espanha), is the lead institution of the financial and non-financial group with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Rua Amador Bueno, 474, Santo Amaro, São Paulo, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing and mortgage loan, leasing portfolios and, through related entities, insurance, pension plan, capitalization, leasing, asset management, and securities and insurance brokerage operations. Transactions are conducted within the context of a group of financial institutions that operate on an integrated basis in the financial markets.

The Extraordinary Stockholder's Meeting held in April 14, 2009, was approved the changes of the social denomination from Banco Santander S.A. to Banco Santander (Brasil) S.A.

Global Offering of Shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the public offering, denominated Global Offering, which includes the issue of 525,000,000 Units (Each representing one of 55 common shares and 50 preferred shares), all registered shares, without par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of, (i) of Units in Brazil (Brazilian Offering), on the over-the-counter, in accordance with Brazilian Securities and Exchange Commission (CVM) Instruction 400/2003, and (ii) Units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 the United States of America.

At the same meeting was approved the listing of Banco Santander and the trade of the Units of common shares and preferred shares in BM&FBovespa - Securities, Commodities and Futures Exchange (BM&FBovespa) level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm guarantee of settlement. Under the Article 24 of CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering (excluding the Additional Units, as defined below) was increased in 6.85%, i.e., which means 35,955,648 Units, in the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Units), according to the options granted to Credit Suisse Securities (USA) LLC, designed to meet a possible excess of demand over the Global Offering (Supplemental Option).

Under the Article 14, paragraph 2 of CVM Instruction 400, the total number of Units initially offered (not including the supplemental Units) could be but was not, be increased by up to 4.76%, i.e., up to 25,000,000 Units, including the form of ADSs under the same conditions and at the same price initially offered the Units (Additional Units).

The Brazilian Offering was directed in the Retail Offer, to Non-Institutional Investors and the Institutional Offer to Institutional Investors.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBOVESPA and the New York Stock Exchange (NYSE) since October 7, 2009.

The other characteristics and terms set out in the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" dated October 6, 2009, and the Notice to the Market, available at www.santander.com.br and the website of the CVM and its English version of the Preliminary Prospectus on Form-F1, available on the SEC website.

On October 29, 2009, the Bacen ratified the capital increase due to the completion of the Global Offering, and the partial fulfillment of the International Supplemental Option on October 29, 2009.

The results of the Global Offering was disclosed under the closing announcement published in issues of Valor Econômico on November 10, 2009.

2. Corporate Restructuring

a) Merger of Shares of Banco ABN AMRO Real S.A. (Banco Real) and ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)

On July 24, 2008, Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), took indirect share control of the companies of the ABN AMRO Real Group in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and the Bacen.

The Extraordinary Stockholders'' Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the Agreement and Plan of Merger of Shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. into Banco Santander S.A." (Merger Agreement).

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander; (b) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 to R$47,152,201 and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par. The goodwill accrued based on the August 31, 2008 data related to the acquisition of Banco Real and AAB Dois Par was R$26,333,931.

The objectives of the operation are: (a) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil - Banco Santander; (b) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (c) concentrate the minority interest in these institutions only in Banco Santander.

The operation allows to rationalize and simplify the equity structure of the companies of the Santander Group in Brazil and will enable the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.

This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.

As this is an operation involving the merger of shares, the corporate entity of Banco Real and AAB Dois Par were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

There merger of shares was approved by Bacen on January 27, 2009.

b) Merger of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM)

The executive committees of Banco Santander and Banco Real approved and decided to submit to the approval of the Board of Directors of Santander and its respective stockholders the corporate restructuring proposal as set out by the “Merger Agreement of Banco ABN AMRO Real S.A. by Banco Santander S.A.” (the “Agreement”).

The Mergers will be carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merger, based on the audited balance sheets as of March 31, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the Mergers, on April 30, 2009 (date of the Extraordinary Shareholders Meetings that approve the Mergers) were recognized and recorded directly by the Acquirers.

As the Mergers involved wholly-owned subsidiaries, (i) determining a share exchange ratio; (ii) defining withdrawal rights; (iii) increasing the capital of Banco Santander and Banco Real, and (iv) changing the voting, dividend or any other equity or corporate rights to which the stock issues by Banco Santander is currently entitled were not necessary as a result of these transactions.

Merger transactions	Banco Real	Sudameris DTVM

Total Assets	181,041,881	2,219,832
Current and Long-term Liabilities	168,859,924	46,626
Stockholders' Equity	12,181,957	2,173,206

The merger of sum of assets of Sudameris DTVM was approved by Bacen on August 19, 2009 and the merger of Banco Real is still in ratification process.

c) Merger of Shares of Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS) and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset)

The Extraordinary Stockholders'' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A.

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, Banco BCIS and Santander Brasil Asset into the equity of Banco Santander (Share Merger). As a result of the Share Merger, Santander Seguros, Banco BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company), under Article 252 of Law 6404/76 and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Asset Brazil, through the issuance of 14,410,886 shares (7,710,343 shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.

The balance sheets of Banco Santander, Santander Seguros, Banco BCIS and Santander Brasil Asset as of June 30, 2009 consist of the basic balance sheets of the Share Mergers.

Due to this transaction consists of a share merger, as set out in Law, the legal personality of the merged companies was maintained and the changes in equity subsequent to the date of their balance sheets were properly recorded in their accounting books.

Balance sheets as of June 30, 2009 are presented below. The purpose of this information is to provide the position of impacts on equity related to these acquisitions.

			Santander
Balance sheets	Santander Seguros	BCIS	Brasil Asset

Total Assets	9,334,385	2,242,836	106,895
Current and Long-term Liabilities	6,946,387	195,553	27,528
Stockholders' Equity	2,387,998	2,047,283	79,367

Santander Seguros' shares incorporation caused mutual owmership for Banco Santander and Santander Seguros. This united ownership will be eliminated within one year after the of the Extraordinary Stockholders´ meeting which have approved the shares incorporation, as stablished by the current regulation.

The merger of shares was approved by Bacen on September 28, 2009.

d) Merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões)

The Extraordinary Stockholders'' Meeting of Banco BCIS and Banco Santander and the Partners’ Meeting of AA Cartões, held on August 31, 2009, were approved the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Banco Comercial e de Investimento Sudameris S.A. and ABN Amro Administradora de Cartões de Crédito Ltda by Banco Santander (Brasil) S.A.”

The merger was carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merging Company, based on the audited balance sheets as of June 30, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the mergers (date of the corresponding Extraordinary Stockholders’ Meetings that approve the mergers) were recognized and recorded directly by the Merging Company.

Merger transactions	BCIS	AA Cartões

Total Assets	2,242,836	299,148
Current and Long-term Liabilities	195,553	19,987
Stockholders' Equity	2,047,283	279,161
The merger of shares is subject to approval by Bacen.

The merger of shares is subject to approval by Bacen.

e) Full spin-off of Santander Investimentos e Participações (Santander Participações) with the transfer of portions of its equity to Banco Santander and Santander Advisory Services S.A. (Advisory)

The Extraordinary Stockholders'' Meeting held on August 31, 2009, of Banco Santander, Santander Participações and Advisory were approved the corporate restructuring proposal pursuant to the terms and conditions of the “Spin-off Agreement and Plan of Santander Investimentos e Participações S.A., with transfer of all its Equity to Banco Santander (Brasil) S.A. and Santander Advisory Services S.A.” (the Spin-off Agreement).

The Spin-off Agreement establishes the reasons and conditions for the corporate restructuring consisting of the full spin-off of Santander Participações (the “Spun-off Company”), its termination and the transfer of its equity to Banco Santander and Advisory (Spin-off).

Under the Spin-off Agreement, the stockholders' equity of the Spun-off Company was appraised based on the balance as of June 30, 2009. As a result of the Spin-off (a) the Spun-off Company was terminated; (b) all assets, rights, liabilities, obligations and liabilities of the Spun-off Company related to the spun-off net assets were automatically and respectively transferred to the net assets of Banco Santander and Advisory, which became the successors of all its rights and obligations related to the spun-off net assets.

Merger transactions	Banco Santander	Advisory

Total Assets	1,285,654	69,413
Current and Long-term Liabilities	375,309	-
Stockholders' Equity	910,345	69,413

The corporate restructuring mentioned above, represent steps in the process of consolidating the investments in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

The Spin-off Agreement with transfer of all its Equity to Banco Santander is subject to approval by Bacen.

f) Other reorganizations of Banco Santander´s controlled companies

Still related to part of the social restructuring process of the Conglomerate companies, several reorganizations were implemented within Banco Santander´s controlled companies:

• Incorporation of AAB Dois Par and Real Seguros Vida e Previdência S.A. (current denomination of Real Tokio Marine Vida e Previdência S.A.) by Santander Seguros S.A.. The incorporation and denomination alteration are been ratified by Susep;

• Incorporation of Real Capitalização S.A. by Santander Capitalização S.A., which is being ratified by Susep;

• Incorporation of Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. and Credicenter Empreendimentos e Promoções Ltda. by AA Cartões;

• Incorporation of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. by Santander Brasil Asset, which is being ratified by Bacen;

• Incorporation of ABN AMRO Arrendamento Mercantil S.A. by Santander Leasing S.A. Arrendamento Mercantil, ratified by Bacen on November 30, 2009;

• Incorporation of Santander Brasil Arrendamento Mercantil S.A. by Santander Leasing S.A. Arrendamento Mercantil, which is being ratified by Bacen;

• Incorporation of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários by Santander S.A. – Corretora de Câmbio e Títulos, wich is being ratified by Bacen;

• Parcial spin-off of Santander Corretora de Câmbio e Valores Mobiliários S.A. with transfer of the net assets to Santander S.A. – Corretora de Câmbio e Títulos, still being ratified by Bacen.

3. Presentation of Financial Statements

The financial statements of Banco Santander S.A., which include its foreign branches (Bank) and the consolidated financial statements of the Bank and its subsidiaries (Consolidated) indicated in note 16 have been prepared in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Central Bank of Brazil and the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP) and the Susep when applicable. It was adopted for report of financial the approved regulations from CVM related to international accounting convergence process that does not conflict with the rules of CMN and Bacen.

In the preparation of the consolidated financial statements, equity in subsidiaries, significant balances arising from transactions among domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated. Minority interest is recorded in a separate caption in stockholders’ equity and in the statements of income. The balances stated in the jointly-owned subsidiaries’ balance sheets and statements of income were consolidated in proportion to the interest in the subsidiary.

The information of the leasing transactions has been reclassified, in order to reflect its financial position in the consolidated financial statements in conformity with the financial method of accounting for leasing operations.

As a result of the corporate restructuring mentioned in Note 2 and in accordance with current legislation, the consolidated financial information are presented compared with the data of the previous periods, which do not include the assets, liabilities or results of Banco Real, for periods prior to September 2008, the Santander Seguros and its subsidiaries and Santander Asset Brasil, both for periods prior to July 2009, so that the analysis of the evolution of financial information is limited.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

4. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges and monetary or exchange variations earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Financial Statement Translation

The functional currency used for the operations of the branches abroad is the real. The assets and liabilities are substantially monetary items and are converted by exchange rates at the end of the period, the non-monetary items are measured at cost history and the results are converted by the average exchange rates for the period.

The exchange effects of the operations of the branches abroad are located on the lines of statement of income, according to their assets and liabilities which resulted it.

c) Current and Long-Term Assets and Liabilities

Stated at their realizable or settlement amounts, respectively, and include income, charges and monetary or exchange variations earned or incurred through the balance sheet date, determined on a daily pro rata basis. When applicable, allowances for valuation are recorded to reflect market or realizable values. The allowance for loan losses is based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, and specific portfolio risks, as well as on the risk assessment policy of the Bank’s management for recognition of allowances, including requirements of the National Monetary Council (CMN) and Bacen.

Receivables and payables due within 12 months are recorded in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular 3068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and applications interbank investments with immediate convertibility in to cash or with original maturity of more than ninety days.

e) Securities

Securities are presented in accordance with the following recognition and accounting valuation criteria:

I - Trading securities.
II - Available-for-sale securities.
III - Held-to-maturity securities.

“Trading securities” include securities acquired for the purpose of being actively and frequently traded and “Held-to-maturity securities” include those which the Bank intends to maintain in its portfolio to maturity. “Available-for-sale securities” include those which cannot be classified in categories I and III. Securities classified in categories I and II are stated at cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, reflecting the increase or decrease arising from this adjustment in:

(1) The related income or expense account, in income for the period, when related to securities classified as “Trading securities”, net of tax effects; and

(2) Separate caption in stockholders’ equity, when related to securities classified as “Available-for-sale securities”, net of tax effects. The adjustments to fair value on sale of these securities are transferred to income for the period.

Securities classified as “Held-to-maturity securities” are stated at cost, plus income earned through the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of available-for-sale and held-to-maturity securities are recognized in the statement of income.

f) Derivatives

Derivatives are classified according to Management's intent to use them for hedging or not. Transactions made at customers' request, on own account, or that to not meet the criteria for hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses included in income for the period.

Derivatives designated as hedge may be classified as:

I - Market risk hedge.
II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

g) Prepaid Expenses

Funds used in advance payments, whose benefits or provision of services will occur in future years, are recorded as “prepaid expenses” and allocated to income over the term of the respective agreements.

h) Permanent Assets

Stated at acquisition cost and include:

h.1) Investments

Adjustments to investments in affiliates and subsidiaries are determined under the equity method of accounting and recorded as investments in affiliates and subsidiaries. Other investments are stated at cost, reduced to fair value, when applicable.

h.2) Property and Equipment

Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, installations, furniture, equipment in use, communication and security systems - 10%, and data processing systems and vehicles - 20% and leasehold improvements - 10% or considering the benefit period of the terms of rental contracts.

h.3) Intangible assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate an impairment.

Goodwill on merger and the related reduction account, reserve for maintenance of integrity of the merging entity’s stockholders’ equity, are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Acquisition and development of software are amortized over a maximum period of 5 years.

i) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, changed by CNSP Resolution 181/2007, 195/2008 and 204/2009, and SUSEP Circular 288/2005.

i.1) Insurance and Pension Plan I – Unearned Premium Reserve (PPNG)

The Unearned Premium Reserve (PPNG) is recognized based on the portions of retained premiums corresponding to the policies’ unelapsed risk periods calculated on a daily pro rata basis.

II – Unearned Premium Reserve – Unissued Current Risks (PPNG-RVNE)

The purpose of the unearned premium reserve for unissued current risks ("PPNG-RVNE") is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.

III - Premium Deficiency Reserve (PIP)

These resolutions also established the Premium Deficiency Reserve for when the unearned premium reserve is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.

IV - Unexpired Risk Reserve (PRNE)

The unexpired risk reserve is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.

V - Contribution Deficiency Reserve (PIC)

The contribution deficiency reserve is recognized to provision deviations in relation to mathematical reserves’ technical bases for current and future benefits. The biometric tables used as parameter for the recognition consider for the survival of female and male participants the AT2000 Male table and the plan interest rate.

VI - Administrative Expenses Reserve (PDA)

The administrative expenses reserve is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).

VII - Supplementary Premium Reserve (PCP)

The supplementary premium reserve is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.

VIII - Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC)

Mathematical reserves for future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

IX – Claims Payable Reserve (PSL)

The reserve for claims payable is recognized based on notices received by the insurance company related to insurance and coinsurance claims which were accepted but not yet paid.

X - Reserve for Losses Incurred but Not Reported (IBNR reserve)

The provision for losses incurred but not reported is recognized based on actuarial technical note or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and SUSEP Circular Letter 288/2005 for Pension Plan. The DPVAT reserve, included in the balance of the provision for losses incurred but not reported is recognized based on information provided by the management of the Fenaseg (National Federation of Private Insurance and Capitalization Companies). As of March 2008, DPVAT is managed by Seguradora Líder - DPVAT.

XI - Reserve for Future Policy Benefits (PBaR)

The Reserve for Future Policy Benefits is recognized based on the claims notice and the past due risks or lump-sum amounts payable.

XlI- Reserve for Oscillation Risk (POR)

The reserve of oscillation of risks is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the Technical Note Actuarial NTA.

XIII - Financial Surplus Reserve (PEF)

The surplus reserve represents the surplus amounts accrued to be used according to plan regulations.

XIV - Financial Fluctuation Reserve (POF)

The financial fluctuation reserve is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.

XV - Reserve for Surrenders and/or Other Future Policy Benefits

Corresponds to amounts related to surrenders and returns of contributions/premiums and the portability requested which, for any reason, have not yet been transferred.

i.2) Capitalization

The technical reserve of the savings bonds are determined by a percentage applied to amounts received from subscribers, as required under its Actuarial Note for each product and the conditions of each proposal, and updated monthly by the Basic Reference Rate (TR) applied to savings accounts and capitalized at a rate of 0.5 per month and may be redeemed under the conditions described in the title of capitalization. The monetary and interest credited to technical reserve are recorded as financial expenses.

j) Pension Plan

The actuarial liabilities related to pension plans are recorded based on an actuarial study made by independent actuaries, by the end of each period and used in the following period, in accordance with CVM Resolution 371/2000.

Expenses related to sponsors’ contributions to the plans are recognized on the accrual basis.

k) Contingent Assets and Liabilities and Legal Obligations

k.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or unappealable court decisions, for which a favorable outcome is practically certain. Contingent assets whose likelihood of favorable outcome is probable, if any, are only disclosed in the financial statements.

k.2) Contingent Liabilities

Contingent liabilities are recorded based on the nature, complexity and history of lawsuits, and on the opinion of the in-house and outside legal counsel when the risk of loss on the administrative or judicial proceeding is considered as probable and the amounts can be reasonably determined.

k.3) Legal Obligations - Tax and Social Security

Refer to judicial and administrative proceedings related to tax and social security obligations challenging their legality or constitutionality which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recorded in the financial statements.

l) Deferred Income

Refers to income received before the completion of the term of the obligation that gave rise to it, including non-refundable income, mainly related to guarantees and collaterals provided and credit card annual fees. Deferred income is recorded in income over the term of the respective agreements.

m) Income and Social Contribution Taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% (9% period from January 1st to April 30, 2008) for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation. Deferred tax assets and liabilities are computed basically on certain temporary differences between the book and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

In accordance with the current regulation, the expected realization of the Bank’s tax credits, as shown in Note 12, is based on the projection of future income and a technical study.

n) Impairment Valuation

Nonfinancial Assets are subject to the assessment of recoverable values on an annual or more frequently if conditions or circumstances indicate the possibility of impairment.

5. Cash and Cash Equivalents
	Bank		Consolidated

	2009	2008	2009	2008

Cash	5,597,548	2,449,760	5,623,834	5,087,316
Interbank Investments	12,910,596	21,436,353	12,760,332	22,290,330
Money Market Investments	11,257,097	12,857,439	11,257,066	12,857,439
Interbank Deposits	266,347	258,455	116,114	687,952
Foreign Currency Investments	1,387,152	8,320,459	1,387,152	8,744,939
Total	18,508,144	23,886,113	18,384,166	27,377,646

6. Interbank Investments

	Bank

	2009				2008

	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total

Money Market Investments	13,056,416	8,278,300	-	21,334,716	18,108,018
Own Portfolio	3,936,309	3,178,007	-	7,114,316	4,146,917
Treasury bills - LFT	2,238,363	-	-	2,238,363	11
National Treasury bills - LTN	380,662	543,103	-	923,765	668,696
National Treasury notes - NTN	1,255,966	2,634,904	-	3,890,870	3,445,301
Securities Issued Abroad By The Brazilian Government	61,318	-	-	61,318	3,154
Others	-	-	-	-	29,755
Third-party Portfolio	7,493,102	2,126,478	-	9,619,580	12,964,202
Treasury Bills - LFT	2,272,809	-	-	2,272,809	1,002,293
National Treasury Bills - LTN	442,912	672,968	-	1,115,880	4,651,878
National Treasury Notes - NTN	4,777,381	1,453,510	-	6,230,891	7,310,031
Sold Position	1,627,005	2,973,815	-	4,600,820	996,899
National Treasury Notes - NTN	1,627,005	2,973,815	-	4,600,820	996,899
Interbank Deposits	6,441,540	9,908,633	6,365,510	22,715,683	4,241,929
Foreign Currency Investments	1,387,152	276	344,886	1,732,314	8,786,100
Allowance for Losses	-	-	(200)	(200)	(200)
Total	20,885,108	18,187,209	6,710,196	45,782,513	31,135,847
Current				39,072,317	29,452,723
Long-term				6,710,196	1,683,124

	Consolidated

	2009				2008

	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total

Money Market Investments	13,056,416	8,278,300	-	21,334,716	18,126,140
Own Portfolio	3,936,309	3,178,007	-	7,114,316	5,585,339
Treasury bills - LFT	2,238,363	-	-	2,238,363	44,344
National Treasury bills - LTN	380,662	543,103	-	923,765	668,696
National Treasury notes - NTN	1,255,966	2,634,904	-	3,890,870	4,821,268
Securities Issued Abroad By The Brazilian Government	61,318	-	-	61,318	3,154
Others	-	-	-	-	47,877
Third-party Portfolio	7,493,102	2,126,478	-	9,619,580	11,543,902
Treasury Bills - LFT	2,272,809	-	-	2,272,809	957,959
National Treasury Bills - LTN	442,912	672,968	-	1,115,880	4,651,878
National Treasury Notes - NTN	4,777,381	1,453,510	-	6,230,891	5,934,065
Sold Position	1,627,005	2,973,815	-	4,600,820	996,899
National Treasury Notes - NTN	1,627,005	2,973,815	-	4,600,820	996,899
Interbank Deposits	2,291,912	3,884,010	930,943	7,106,865	9,930,593
Foreign Currency Investments	1,387,152	276	344,886	1,732,314	9,210,730
Allowance for Losses	-	-	(200)	(200)	(200)
Total	16,735,480	12,162,586	1,275,629	30,173,695	37,267,263
Current				28,898,066	34,076,639
Long-term				1,275,629	3,190,624

7. Securities and Derivatives

a) Securities

I) By Category
	Bank

	2009				2008

		Effect of adjustment to fair value on:		Carrying	Carrying

	Cost	Income	Equity	amount	amount

Trading Securities	14,221,567	27,606	-	14,249,173	9,026,890
Government Securities	11,654,007	32,685	-	11,686,692	6,750,378
Private Securities	2,567,560	(5,079)	-	2,562,481	2,276,512
Available-for-sale Securities	67,007,141	-	126,776	67,133,917	12,971,070
Government Securities	37,900,336	-	131,955	38,032,291	7,909,081
Private Securities	29,106,805	-	(5,179)	29,101,626	5,061,989
Held-to-maturity Securities	838,795	-	-	838,795	843,424
Government Securities	838,795	-	-	838,795	843,424
Total Securities	82,067,503	27,606	126,776	82,221,885	22,841,384
Derivatives (Assets)	4,801,106	399,781	-	5,200,887	7,468,687
Total Securities and Derivatives	86,868,609	427,387	126,776	87,422,772	30,310,071
Current				30,522,711	17,041,998
Long-term				56,900,061	13,268,073
Derivatives (Liabilities)	(4,272,101)	(139,813)	-	(4,411,914)	(8,448,593)
Current				(1,724,817)	(5,815,703)
Long-term				(2,687,097)	(2,632,890)

	Consolidated

	2009				2008

		Effect of adjustment to fair value on:		Carrying	Carrying

	Cost	Income	Equity	amount	amount

Trading Securities	29,317,092	41,058	-	29,358,150	13,740,856
Government Securities	12,392,495	37,643	-	12,430,138	9,972,444
Private Securities	2,740,950	3,415	-	2,744,365	1,183,520
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	14,183,647	-	-	14,183,647	2,584,892
Available-for-sale Securities	43,350,109	-	123,907	43,474,016	31,062,879
Government Securities	39,327,438	-	129,090	39,456,528	26,420,704
Private Securities	4,022,671	-	(5,183)	4,017,488	4,642,175
Held-to-maturity Securities	1,669,720	-	-	1,669,720	1,495,208
Government Securities	1,669,720	-	-	1,669,720	1,290,935
Private Securities	-	-	-	-	204,273
Total Securities	74,336,921	41,058	123,907	74,501,886	46,298,943
Derivatives (Assets)	4,793,895	394,977	-	5,188,872	9,525,530
Total Securities and Derivatives	79,130,816	436,035	123,907	79,690,758	55,824,473
Current				45,673,813	26,509,181
Long-term				34,016,945	29,315,292
Derivatives (Liabilities)	(4,264,639)	(139,963)	-	(4,404,602)	(11,615,283)
Current				(1,717,678)	(7,763,795)
Long-term				(2,686,924)	(3,851,488)

II) Trading Securities

		Bank

		2009			2008

Trading Securities		Cost	Adjustment to fair value - income	Carrying amount	Carrying amount

Government Securities		11,654,007	32,685	11,686,692	6,750,378
Treasury Certificates - CFT		54,003	11,880	65,883	50,978
National Treasury Bills - LTN		4,349,739	64	4,349,803	2,319,758
Treasury Bills - LFT		604,528	95	604,623	1,093,662
National Treasury Notes - NTN B		4,765,092	22,625	4,787,717	2,207,502
National Treasury Notes - NTN C		166,072	4,024	170,096	22,631
National Treasury Notes - NTN F		1,400,403	(2,424)	1,397,979	792,261
Agricultural Debt Securities - TDA		258,414	(2,755)	255,659	208,918
Global Bonds		55,756	(824)	54,932	54,668
Private Securities		2,567,560	(5,079)	2,562,481	2,276,512
Shares		225,285	(7,159)	218,126	152,999
Receivables Investment Fund - FIDC (1)		106,746	-	106,746	248,776
Investment Fund Shares in Participation - FIP		310,488	-	310,488	102,532
Investment Fund Shares		3,992	-	3,992	-
Debentures		1,921,049	2,080	1,923,129	1,772,205
Total		14,221,567	27,606	14,249,173	9,026,890

	Bank

	2009

Trading Securities by Maturity	Without maturity	Up to 3 months	From 3 to 12 months	From 1 to 3 years	Over 3 years	Total

Government Securities	-	3,014,301	1,278,351	5,754,409	1,639,631	11,686,692
Treasury Certificates - CFT	-	-	-	65,883	-	65,883
National Treasury Bills - LTN	-	2,609,901	562,688	1,177,214	-	4,349,803
Treasury Bills - LFT	-	-	10,416	249,518	344,689	604,623
National Treasury Notes - NTN B	-	30,938	590,740	3,793,135	372,904	4,787,717
National Treasury Notes - NTN C	-	1,792	-	108,360	59,944	170,096
National Treasury Notes - NTN F	-	310,403	22,016	278,843	786,717	1,397,979
Agricultural Debt Securities - TDA	-	58,468	92,491	81,456	23,244	255,659
Global Bonds	-	2,799	-	-	52,133	54,932
Private Securities	532,606	49,627	24,662	66,433	1,889,153	2,562,481
Shares	218,126	-	-	-	-	218,126
Receivables Investment Fund - FIDC (1)	-	49,627	16,557	3,097	37,465	106,746
Investment Fund Shares in Participation - FIP	310,488	-	-	-	-	310,488
Investment Fund Shares	3,992	-	-	-	-	3,992
Debentures	-	-	8,105	63,336	1,851,688	1,923,129
Total	532,606	3,063,928	1,303,013	5,820,842	3,528,784	14,249,173

	Consolidated

	2009			2008

Trading Securities	Cost	Adjustment to fair value - equity	Carrying amount	Carrying amount

Government Securities	12,392,495	37,643	12,430,138	9,972,444
Treasury Certificates - CFT	54,003	11,880	65,883	50,978
National Treasury Bills - LTN	4,349,737	64	4,349,801	3,949,867
Treasury Bills - LFT	1,244,252	(130)	1,244,122	1,366,168
National Treasury Notes - NTN B	4,835,106	26,743	4,861,849	2,207,502
National Treasury Notes - NTN C	186,786	5,089	191,875	22,631
National Treasury Notes - NTN F	1,408,441	(2,424)	1,406,017	1,710,367
Agricultural Debt Securities - TDA	258,414	(2,755)	255,659	208,980
Global Bonds	55,756	(824)	54,932	455,951
Private Securities	2,740,950	3,415	2,744,365	1,183,520
Shares	225,302	(7,159)	218,143	154,652
Receivables Investment Fund - FIDC (1)	106,746	-	106,746	248,776
Investment Fund Shares in Participation - FIP	310,488	-	310,488	102,532
Investment Fund Shares	1,966,257	-	1,966,257	590,298
Debentures	73,491	2,080	75,571	87,262
Bank Certificates of Deposits - CDB	58,666	8,494	67,160	-
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	14,183,647	-	14,183,647	2,584,892
Total	29,317,092	41,058	29,358,150	13,740,856

	Consolidated

	2009

Trading Securities by Maturity	Without maturity	Up to 3 months	From 3 to 12 months	From 1 to 3 years	Over 3 years	Total

Government Securities	-	3,068,648	1,423,450	6,118,298	1,819,742	12,430,138
Treasury Certificates - CFT	-	-	-	65,883	-	65,883
National Treasury Bills - LTN	-	2,609,899	562,688	1,177,214	-	4,349,801
Treasury Bills - LFT	-	46,124	155,487	549,487	493,024	1,244,122
National Treasury Notes - NTN B	-	31,124	590,768	3,857,055	382,902	4,861,849
National Treasury Notes - NTN C	-	1,793	-	108,360	81,722	191,875
National Treasury Notes - NTN F	-	318,441	22,016	278,843	786,717	1,406,017
Agricultural Debt Securities - TDA	-	58,468	92,491	81,456	23,244	255,659
Global Bonds	-	2,799	-	-	52,133	54,932
Private Securities	2,494,888	85,232	53,565	73,215	37,465	2,744,365
Shares	218,143	-	-	-	-	218,143
Receivables Investment Fund - FIDC (1)	-	49,627	16,557	3,097	37,465	106,746
Investment Fund Shares in Participation - FIP	310,488	-	-	-	-	310,488
Investment Fund Shares	1,966,257	-	-	-	-	1,966,257
Debentures	-	4,137	8,105	63,329	-	75,571
Bank Certificates of Deposits - CDB	-	31,468	28,903	6,789	-	67,160
Equity Fund Shares - Guarantors of
Benefit Plans - PGBL/VGBL	14,183,647	-	-	-	-	14,183,647
Total	16,678,535	3,153,880	1,477,015	6,191,513	1,857,207	29,358,150

III) Available-for-sale Securities

	Bank

	2009			2008

Available-for-sale Securities	Cost	Adjustment to fair value - equity	Carrying amount	Carrying amount

Government Securities	37,900,336	131,955	38,032,291	7,909,081
Treasury Certificates - CFT	77,593	23,872	101,465	78,547
Securitized Credit	1,021	529	1,550	1,395
National Treasury Bills - LTN	9,599,726	4,533	9,604,259	3,211,372
Treasury Bills - LFT	2,473,104	(71)	2,473,033	260,733
National Treasury Notes - NTN A	115,996	(6,228)	109,768	115,337
National Treasury Notes - NTN B	1,938,409	4,329	1,942,738	1,855,813
National Treasury Notes - NTN C	552,122	270,657	822,779	799,455
National Treasury Notes - NTN F	22,507,677	(171,619)	22,336,058	1,586,140
National Treasury Notes - NTN P	103	(12)	91	82
Agricultural Debt Securities - TDA	47	-	47	207
Global Bonds	268,286	5,965	274,251	-
Foreign Government Securities	366,252	-	366,252	-
Private Securities	29,106,805	(5,179)	29,101,626	5,061,989
Shares	821,681	(44,204)	777,477	347,788
Debentures	25,986,172	17,555	26,003,727	2,812,661
Eurobonds	172,671	(12,087)	160,584	231,581
Promissory Notes - NP	1,281,142	3,119	1,284,261	1,447,819
Real Estate Credit Notes - CCI	24,543	-	24,543	24,947
Agribusiness Receivables Certificates - CDCA	8,104	(1,421)	6,683	-
Certificates of Real Estate Receivables - CRI	812,492	31,859	844,351	197,193
Total	67,007,141	126,776	67,133,917	12,971,070

	Bank

	2009

Available-for-sale Securities by Maturity	Without maturity	Up to 3 months	From 3 to 12 months	From 1 to 3 years	Over 3 years	Total

Government Securities	-	11,266,351	233,756	5,549,184	20,983,000	38,032,291
Treasury Certificates - CFT	-	-	-	101,154	311	101,465
Securitized Credit	-	-	-	-	1,550	1,550
National Treasury Bills - LTN	-	9,604,259	-	-	-	9,604,259
Treasury Bills - LFT	-	-	-	-	2,473,033	2,473,033
National Treasury Notes - NTN A	-	-	875	-	108,893	109,768
National Treasury Notes - NTN B	-	7,331	232,798	116,229	1,586,380	1,942,738
National Treasury Notes - NTN C	-	12,744	-	-	810,035	822,779
National Treasury Notes - NTN F	-	1,638,011	-	4,695,249	16,002,798	22,336,058
National Treasury Notes - NTN P	-	-	68	23	-	91
Agricultural Debt Securities - TDA	-	-	15	32	-	47
Global Bonds	-	4,006	-	270,245	-	274,251
Foreign Government Securities	-	-	-	366,252	-	366,252
Private Securities	777,477	221,036	1,272,166	489,454	26,341,493	29,101,626
Shares	777,477	-	-	-	-	777,477
Debentures	-	39,246	121,021	478,873	25,364,587	26,003,727
Eurobonds	-	373	3	-	160,208	160,584
Promissory Notes - NP	-	144,600	1,139,661	-	-	1,284,261
Real Estate Credit Notes - CCI	-	3,563	-	3,898	17,082	24,543
Agribusiness Receivables Certificates - CDCA	-	-	-	6,683	-	6,683
Certificates of Real Estate Receivables - CRI	-	33,254	11,481	-	799,616	844,351
Total	777,477	11,487,387	1,505,922	6,038,638	47,324,493	67,133,917

	Consolidated

	2009			2008

Available-for-sale Securities	Cost	Adjustment to fair value - equity	Carrying amount	Carrying amount

Government Securities	39,327,438	129,090	39,456,528	26,420,704
Treasury Certificates - CFT	77,593	23,872	101,465	78,547
Securitized Credit	1,021	529	1,550	1,395
National Treasury Bills - LTN	9,840,307	3,956	9,844,263	14,455,582
Treasury Bills - LFT	2,619,031	776	2,619,807	652,438
National Treasury Notes - NTN A	115,996	(6,228)	109,768	115,337
National Treasury Notes - NTN B	2,131,259	4,281	2,135,540	2,081,930
National Treasury Notes - NTN C	552,122	270,657	822,779	799,455
National Treasury Notes - NTN F	23,355,421	(174,706)	23,180,715	8,235,039
National Treasury Notes - NTN M	-	-	-	692
National Treasury Notes - NTN P	103	(12)	91	82
Agricultural Debt Securities - TDA	47	-	47	207
Global Bonds	268,286	5,965	274,251	-
Foreign Government Securities	366,252	-	366,252	-
Private Securities	4,022,671	(5,183)	4,017,488	4,642,175
Shares	821,681	(44,204)	777,477	578,757
Receivables Investment Fund - FIDC (1)	-	-	-	27,773
Investment Fund Shares in Participation - FIP	-	-	-	15,698
Debentures	901,558	17,551	919,109	1,108,186
Eurobonds	172,671	(12,087)	160,584	231,581
Promissory Notes - NP	1,281,142	3,119	1,284,261	1,988,906
Bank Certificates of Deposits - CDB	480	-	480	100,150
Real Estate Credit Notes - CCI	24,543	-	24,543	24,947
Agribusiness Receivables Certificates - CDCA	8,104	(1,421)	6,683	8,462
Certificates of Real Estate Receivables - CRI	812,492	31,859	844,351	557,240
Others	-	-	-	475
Total	43,350,109	123,907	43,474,016	31,062,879

	Consolidated

	2009

Available-for-sale Securities by Maturity	Without maturity	Up to 3 months	From 3 to 12 months	From 1 to 3 years	Over 3 years	Total

Government Securities	-	11,283,977	235,244	6,370,535	21,566,772	39,456,528
Treasury Certificates - CFT	-	-	-	101,154	311	101,465
Securitized Credit	-	-	-	-	1,550	1,550
National Treasury Bills - LTN	-	9,608,980	-	235,283	-	9,844,263
Treasury Bills - LFT	-	-	-	4,774	2,615,033	2,619,807
National Treasury Notes - NTN A	-	-	875	-	108,893	109,768
National Treasury Notes - NTN B	-	7,331	234,286	169,366	1,724,557	2,135,540
National Treasury Notes - NTN C	-	12,744	-	-	810,035	822,779
National Treasury Notes - NTN F	-	1,650,916	-	5,223,406	16,306,393	23,180,715
National Treasury Notes - NTN P	-	-	68	23	-	91
Agricultural Debt Securities - TDA	-	-	15	32	-	47
Global Bonds	-	4,006	-	270,245	-	274,251
Foreign Government Securities	-	-	-	366,252	-	366,252
Private Securities	777,477	221,516	1,273,692	490,822	1,253,981	4,017,488
Shares	777,477	-	-	-	-	777,477
Debentures	-	39,246	122,547	480,241	277,075	919,109
Eurobonds	-	373	3	-	160,208	160,584
Promissory Notes - NP	-	144,600	1,139,661	-	-	1,284,261
Bank Certificates of Deposits - CDB	-	480	-	-	-	480
Real Estate Credit Notes - CCI	-	3,563	-	3,898	17,082	24,543
Agribusiness Receivables Certificates - CDCA	-	-	-	6,683	-	6,683
Certificates of Real Estate Receivables - CRI	-	33,254	11,481	-	799,616	844,351
Total	777,477	11,505,493	1,508,936	6,861,357	22,820,753	43,474,016

(1) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

IV) Held-to-maturity Securities

	Bank

	2009

			by Maturity

	Cost/Carrying Amount		Up to	From 3 to	Over

Held-to-maturity Securities (1)	2009	2008	3 months	12 months	3 years	Total

Government Securities	838,795	843,424	21,409	2,294	815,092	838,795
National Treasury Notes - NTN C	827,539	843,424	19,875	-	807,664	827,539
National Treasury Notes - NTN I	11,256	-	1,534	2,294	7,428	11,256
Total	838,795	843,424	21,409	2,294	815,092	838,795

	Consolidated

	2009

			by Maturity

	Cost/Carrying Amount		Up to	From 3 to	Over

Held-to-maturity Securities (1) (2)	2009	2008	3 months	12 months	3 years	Total

Government Securities	1,669,720	1,290,935	47,859	2,576	1,619,285	1,669,720
National Treasury Notes - NTN B	228,697	109,580	4,339	282	224,076	228,697
National Treasury Notes - NTN C	1,429,767	1,152,039	41,986	-	1,387,781	1,429,767
National Treasury Notes - NTN I	11,256	26,728	1,534	2,294	7,428	11,256
National Treasury Notes - NTN M	-	2,313	-	-	-	-
Agricultural Debt Securities - TDA	-	275	-	-	-	-
Private Securities	-	204,273	-	-	-	-
Debentures	-	91,709	-	-	-	-
Securitization Debts	-	1,699	-	-	-	-
Bank Certificates of Deposits - CDB	-	16,649	-	-	-	-
Credit Linked Notes	-	94,216	-	-	-	-
Total	1,669,720	1,495,208	47,859	2,576	1,619,285	1,669,720

(1) Market value of held-to-maturity securities is R$ 1,280,511 in the Bank and R$2,157,238 in Consolidated (2008 - R$1,244,349 in the Bank and R$1,956,670 in the Consolidated).
(2) On December 31, 2009, includes R$830,925 of held-to-maturity securities of Santander Seguros (Note 2).

In accordance with Bacen Circular 3068/2001, article 8, Santander has the positive intent and ability to hold to maturity the securities classified as Held-to-Maturity Securities.

The fair value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate, which are considered representative of the market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

	Bank		Consolidated

	2009	2008	2009	2008

Income From Fixed-income Securities	3,459,919	4,525,787	2,252,457	5,233,676
Income From Interbank Investments	4,193,583	2,245,160	3,420,368	2,657,283
Income From Variable-income Securities	203,615	(284,340)	244,947	(215,121)
Other	62,794	39,879	76,160	61,922
Total	7,919,911	6,526,486	5,993,932	7,737,760

b) Derivatives

I) Derivatives recorded in memorandum and balance sheets

	Bank

	2009			2008

	Trading			Trading

	Notional	Cost	Fair Value	Notional	Cost	Fair Value

Swap		713,091	1,009,418		(854,963)	(799,964)

Asset	91,676,828	17,887,506	18,100,969	72,531,467	11,575,390	11,854,580
CDI (Interbank Deposit Rates) (1)	32,792,477	10,894,896	11,131,990	28,206,918	5,450,602	5,471,960
Fixed Interest Rate - Reais	9,183,696	6,992,610	6,968,979	6,401,816	4,982,884	5,255,863
Indexed to Price and
Interest Rates	9,084,347	-	-	9,293,497	-	-
Indexed to Foreign
Currency (1)	40,616,308	-	-	27,309,215	-	-
Other Indexes	-	-	-	1,320,021	1,141,904	1,126,757
Liabilities	90,963,737	(17,174,415)	(17,091,551)	73,386,430	(12,430,353)	(12,654,544)
CDI (interbank deposit rates)	21,897,581	-	-	22,756,316	-	-
Fixed Interest Rate - Reais	2,191,086	-	-	1,418,932	-	-
Indexed to Price and
Interest Rates	14,693,101	(5,608,754)	(5,357,343)	11,861,241	(2,567,744)	(2,466,640)
Indexed to Foreign
Currency (1)	52,149,259	(11,532,951)	(11,706,541)	37,171,824	(9,862,609)	(10,187,904)
Other Indexes	32,710	(32,710)	(27,667)	178,117	-	-
Options	210,580,935	(295,810)	(306,410)	212,623,490	(1,490,378)	(1,692,118)

Purchased Position	100,621,439	541,139	570,923	91,029,139	1,594,150	2,734,350
Call Option - Dollar	7,817,978	258,022	156,932	12,131,587	1,171,183	2,255,013
Put Option - Dollar	2,887,722	80,404	95,328	8,340,926	157,523	104,943
Call Option - Other (2)	45,304,774	122,454	51,397	36,236,913	201,312	138,437
Put Option - Other (2)	44,610,965	80,259	267,266	34,319,713	64,132	235,957
Sold Position	109,959,496	(836,949)	(877,333)	121,594,351	(3,084,528)	(4,426,468)
Call Option - Dollar	12,636,309	(398,891)	(212,672)	22,309,882	(2,286,649)	(3,555,888)
Put Option - Dollar	5,641,480	(222,978)	(372,847)	15,585,970	(401,228)	(320,395)
Call Option - Other (2)	40,273,279	(140,391)	(71,535)	53,805,620	(285,641)	(380,020)
Put Option - Other (2)	51,408,428	(74,689)	(220,279)	29,892,879	(111,010)	(170,165)
Futures Contracts	44,886,986	-	-	38,771,007	-	-

Purchased Position	13,285,362	-	-	12,593,591	-	-
Exchange Coupon (DDI)	6,993,861	-	-	7,017,054	-	-
Interest Rates (DI1 and DIA)	5,264,962	-	-	3,887,472	-	-
Foreign Currency	952,995	-	-	1,606,793	-	-
Indexes (3)	33,339	-	-	48,429	-	-
Treasury Bonds/Notes	40,205	-	-	-	-	-
Other	-	-	-	33,843	-	-
Sold Position	31,601,624	-	-	26,177,416	-	-
Exchange Coupon (DDI)	3,082,656	-	-	4,288,048	-	-
Interest Rates (DI1 and DIA)	26,793,018	-	-	16,781,651	-	-
Foreign Currency	1,594,393	-	-	4,837,201	-	-
Indexes (3)	9,174	-	-	95,899	-	-
Treasury Bonds/Notes	122,383	-	-	88,694	-	-
Other	-	-	-	85,923	-	-
Forward Contracts and Others	9,439,270	(58,207)	(67,654)	15,868,287	1,585,002	1,512,176

Purchased Commitment	4,015,128	69,236	116,859	11,850,088	1,703,150	1,625,805
Currencies	4,015,128	67,172	114,795	11,830,481	1,696,174	1,618,870
Shares	-	2,064	2,064	6,976	6,976	6,935
Other	-	-	-	12,631	-	-
Sell Commitment	5,424,142	(127,443)	(184,513)	4,018,199	(118,148)	(113,629)
Currencies	5,424,142	(127,443)	(184,513)	3,985,759	(119,001)	(114,482)
Other	-	-	-	32,440	853	853

	Consolidated

	2009			2008

	Trading			Trading

	Notional	Cost	Fair Value	Notional	Cost	Fair Value

Swap		706,429	997,802		(2,240,542)	(2,028,461)

Asset	91,377,938	17,821,914	18,031,109	112,234,443	18,139,411	18,354,576
CDI (Interbank Deposit Rates) (1)	32,730,334	11,062,615	11,299,708	37,294,422	12,831,596	12,800,349
Fixed Interest Rate - Reais	8,946,949	6,759,299	6,731,401	6,160,622	4,165,911	4,427,470
Indexed to Price and
Interest Rates	9,084,347	-	-	11,126,200	-	-
Indexed to Foreign
Currency (1)	40,616,308	-	-	56,333,178	-	-
Other Indexes	-	-	-	1,320,021	1,141,904	1,126,757
Liabilities	90,671,509	(17,115,485)	(17,033,307)	114,474,985	(20,379,953)	(20,383,037)
CDI (interbank deposit rates)	21,667,719	-	-	24,462,826	-	-
Fixed Interest Rate - Reais	2,187,650	-	-	1,994,711	-	-
Indexed to Price and
Interest Rates	14,693,101	(5,608,754)	(5,357,343)	13,628,086	(2,501,886)	(2,515,287)
Indexed to Foreign
Currency (1)	52,090,329	(11,474,021)	(11,648,297)	74,211,245	(17,878,067)	(17,867,750)
Other Indexes	32,710	(32,710)	(27,667)	178,117	-	-
Options	210,485,229	(288,897)	(299,497)	212,584,432	(607,770)	(1,734,558)

Purchased Position	100,621,439	541,139	570,923	92,481,061	1,078,141	2,275,921
Call Option - Dollar	7,817,978	258,022	156,932	13,608,847	629,795	1,796,877
Put Option - Dollar	2,887,722	80,404	95,328	8,315,588	182,902	104,650
Call Option - Other (2)	45,304,774	122,454	51,397	36,236,913	201,312	138,437
Put Option - Other (2)	44,610,965	80,259	267,266	34,319,713	64,132	235,957
Sold Position	109,863,790	(830,036)	(870,420)	120,103,371	(1,685,911)	(4,010,479)
Call Option - Dollar	12,636,309	(398,891)	(212,672)	20,934,382	(863,347)	(3,140,525)
Put Option - Dollar	5,641,480	(222,978)	(372,847)	15,585,970	(426,249)	(320,104)
Call Option - Other (2)	40,177,573	(133,478)	(64,622)	53,690,140	(285,305)	(379,685)
Put Option - Other (2)	51,408,428	(74,689)	(220,279)	29,892,879	(111,010)	(170,165)
Futures Contracts	44,886,986	-	-	75,360,026	-	-

Purchased Position	13,285,362	-	-	26,519,120	-	-
Exchange Coupon (DDI)	6,993,861	-	-	13,580,134	-	-
Interest Rates (DI1 and DIA)	5,264,962	-	-	7,368,308	-	-
Foreign Currency	952,995	-	-	5,488,406	-	-
Indexes (3)	33,339	-	-	48,429	-	-
Treasury Bonds/Notes	40,205	-	-	-	-	-
Other	-	-	-	33,843	-	-
Sold Position	31,601,624	-	-	48,840,906	-	-
Exchange Coupon (DDI)	3,082,656	-	-	8,088,018	-	-
Interest Rates (DI1 and DIA)	26,793,018	-	-	35,498,376	-	-
Foreign Currency	1,594,393	-	-	4,983,996	-	-
Indexes (3)	9,174	-	-	95,899	-	-
Treasury Bonds/Notes	122,383	-	-	88,694	-	-
Other	-	-	-	85,923	-	-
Forward Contracts and Others	9,439,270	(58,207)	(67,654)	16,429,235	1,939,904	1,831,717

Purchased Commitment	4,015,128	69,236	116,859	11,931,923	2,190,746	2,115,319
Currencies	4,015,128	67,172	114,795	11,912,316	2,183,770	2,108,384
Shares	-	2,064	2,064	6,976	6,976	6,935
Other	-	-	-	12,631	-	-
Sell Commitment	5,424,142	(127,443)	(184,513)	4,497,312	(250,842)	(283,602)
Currencies	5,424,142	(127,443)	(184,513)	4,464,872	(251,695)	(284,455)
Other	-	-	-	32,440	853	853

(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa, S&P indexes.

II) Derivatives by counterparty

	Bank

	Notional

	2009				2008

		Related	Financial
	Customers	parties	institutions (1)	Total	Total

Swap	45,879,162	20,547,563	25,250,103	91,676,828	72,531,467
Options	5,719,258	591,948	204,269,729	210,580,935	212,623,490
Futures Contracts	-	-	44,886,986	44,886,986	38,771,007
Forward Contracts and Others	4,232,634	4,990,436	216,200	9,439,270	15,868,287

	Consolidated

	Notional

	2009				2008

		Related	Financial
	Customers	parties	institutions (1)	Total	Total

Swap	45,879,162	20,248,673	25,250,103	91,377,938	112,234,443
Options	5,719,258	496,242	204,269,729	210,485,229	212,584,432
Futures Contracts	-	-	44,886,986	44,886,986	75,360,026
Forward Contracts and Others	4,232,634	4,990,436	216,200	9,439,270	16,429,235

(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.

III) Derivatives by maturity

	Bank

	Notional

	2009				2008

	Up to 3 months	From 3 to 12 months	Over 12 months	Total	Total

Swap	30,305,309	15,886,487	45,485,032	91,676,828	72,531,467
Options	97,356,867	61,770,883	51,453,185	210,580,935	212,623,490
Futures Contracts	21,872,461	11,283,667	11,730,858	44,886,986	38,771,007
Forward Contracts and Others	6,029,414	1,938,663	1,471,193	9,439,270	15,868,287

	Consolidated

	Notional

	2009				2008

	Up to 3 months	From 3 to 12 months	Over 12 months	Total	Total

Swap	30,256,852	15,792,470	45,328,616	91,377,938	112,234,443
Options	97,356,867	61,770,883	51,357,479	210,485,229	212,584,432
Futures Contracts	21,872,461	11,283,667	11,730,858	44,886,986	75,360,026
Forward Contracts and Others	6,029,414	1,938,663	1,471,193	9,439,270	16,429,235

IV) Derivatives by trade market

	Bank

	Notional

	2009				2008

	Exchange (1)	Cetip (2)	Over the counter	Total	Total

Swap	23,589,900	45,297,129	22,789,799	91,676,828	72,531,467
Options	204,123,045	6,362,184	95,706	210,580,935	212,623,490
Futures Contracts	44,886,986	-	-	44,886,986	38,771,007
Forward Contracts	-	4,232,634	5,206,636	9,439,270	15,868,287

	Consolidated

	Notional

	2009				2008

	Exchange (1)	Cetip (2)	Over the counter	Total	Total

Swap	23,531,128	45,057,011	22,789,799	91,377,938	112,234,443
Options	204,123,045	6,362,184	-	210,485,229	212,584,432
Futures Contracts	44,886,986	-	-	44,886,986	75,360,026
Forward Contracts	-	4,232,634	5,206,636	9,439,270	16,429,235

(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate is exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$655,126 of cost (2008 - R$697,606) and R$527,532 of fair value (2008 -R$696,162) and in 2008 the credit risk volume transferred corresponds to R$94,852 of cost and R$99,785 of fair value. During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$7,498 (2008 - R$3,805).

VI) Derivatives used as Hedge instruments

Derivatives used as hedges by index are as follows:

a) Market risk hedge

	Bank/Consolidated			Consolidated

	2009			2008

Hedge instruments	Cost	Fair Value	Adjustment to Fair value	Cost	Fair Value	Adjustment to Fair value

Swap Contracts	169,931	153,619	(16,312)	(157,759)	(158,451)	(692)
Asset	1,249,645	1,259,020	9,375	1,701,594	1,709,404	7,810
Interbank Deposit Rates - CDI	862,027	867,810	5,783	1,701,594	1,709,404	7,810
Indexed to Foreign Currency - Pound	387,618	391,210	3,592	-	-	-
Liabilities	(1,079,714)	(1,105,401)	(25,687)	(1,859,353)	(1,867,855)	(8,502)
Indexed to Foreign Currency - Dolar	(1,075,922)	(1,101,588)	(25,666)	(1,612,926)	(1,620,756)	(7,830)
Fixed Interest Rate - Reais	(3,792)	(3,813)	(21)	(246,427)	(247,099)	(672)

Hedge Object
Credit Portfolio	1,073,020	1,100,046	27,026	1,856,582	1,867,822	11,240
Indexed to Foreign Currency - Dolar	681,613	704,753	23,140	1,610,155	1,620,723	10,568
Indexed to Foreign Currency - Pound	387,615	391,480	3,865	-	-	-
Fixed Interest Rate - Reais	3,792	3,813	21	246,427	247,099	672

b) Cash flow hedge

In the Bank and in the Consolidated include cash flow hedge - Future DI, with notional value of R$15,924,094 (2008 - R$18,055,336 in the Consolidated), and maturities from January 4, 2010 to January 2, 2012. The mark-to-market effect is recorded in stockholders’ equity and corresponds to a debit of R$262,695 (2008 - R$85,917 in the Consolidated), net of taxes. The curve value and the fair values of transactions classified as hedges, Bank Certificates of Deposit (CDBs), is R$15,337,856 (2008 - R$18,308,306 in the Consolidated).

The effectiveness obtained for the hedge portfolio as of December 31, 2009 and 2008 is compliant with Bacen’s requirements and no ineffective portion was identified to be recorded in income for the period.

VII) Financial Instruments Pledged as Guarantee

The amounts pledged to guarantee BM&FBovespa derivative transactions are comprised of federal government securities in the amount of R$2,298,561 in the Bank and Consolidated (2008 - R$4,132,707 in the Bank and R$7,953,041 in the Consolidated).

VIII) Financial Instruments Recorded in Assets and Liabilities

	Bank		Consolidated

	2009	2008	2009	2008

Assets
Swap Differentials Receivable (1)	4,249,449	2,894,817	4,237,434	5,050,014
Option Premiums	570,923	2,734,351	570,923	2,275,922
Forward Contracts and others	380,515	1,839,519	380,515	2,199,594
Total	5,200,887	7,468,687	5,188,872	9,525,530

Liabilities
Swap Differentials Receivable (1)	3,086,412	3,694,781	3,086,013	7,236,926
Option Premiums	877,333	4,426,469	870,420	4,010,480
Forward Contracts and others	448,169	327,343	448,169	367,877
Total	4,411,914	8,448,593	4,404,602	11,615,283

(1) Includes swap options and credit derivatives.

c) Financial Instruments - Sensitivity Analysis

Banco Santander’s risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Bank business lines and their possible hedges. Accordingly, based on the nature of the Bank’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Bank’s corporate systems, related to the trading portfolio and banking, for each one of the portfolio scenarios as of December 31, 2009.

	Financial Consolidated (1) (2)

Trading Portfolio	2009

Risk Factor	Scenario 1	Scenario 2	Scenario 3

Coupon - US dollar	4,727	36,066	169,130
Coupon - Other Currencies	(4,025)	(40,251)	(201,256)
Fixed Interest Rate - Reais	(3,640)	(36,401)	(182,006)
Shares and Indices	(565)	(1,411)	(2,823)
Inflation	465	4,654	23,272
Other	(2)	(23)	(114)
Total	(3,040)	(37,366)	(193,797)

(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).
(2) Amounts net of taxes.

The following chart summarizes the sensitivity values generated by the Bank corporate systems referring to the banking portfolio, for each of the portfolio scenarios as of December 31, 2009.

	Financial Consolidated (1) (2) (3)

Portfolio Banking	2009

Risk Factor	Scenario 1	Scenario 2	Scenario 3

Coupon - US dollar	(1,935)	(19,352)	(96,761)
TR and TJLP	(7,746)	(77,459)	(387,295)
Fixed Interest Rate - Reais	(8,904)	(89,039)	(445,197)
Inflation	(3,457)	(34,572)	(172,862)
Total	(22,042)	(220,422)	(1,102,115)

(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).
(2) Capital market value was calculated with 1.5 year maturity.
(3) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations established in CVM Instruction 475, of December 17, 2008, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock of 10 base points on the foreign currencies coupon curves, plus a shock of 10% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock above ten base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock of 100 base points on the foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock of 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock of 500 base points on the foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock of 500 base points on the volatility surface of currencies used to price options.

US dollar coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other currencies coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and Long-term interest rate (TJLP): all products with price changes tied to changes in the TR and TJLP.

Fixed rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian reais.

Equities and indices: stock market indices, shares and options tied to share indices or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

8. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities).

9. Credit Portfolio and Allowance for Losses

a) Credit Portfolio

	Bank		Consolidated

	2009	2008	2009	2008

Lending operations	105,512,207	49,942,593	117,025,170	116,147,234
Loans and Discounted Receivables	65,760,686	27,621,039	65,805,177	68,860,313
Financing (1)	25,605,419	16,985,164	37,073,891	34,727,149
Rural, Agricultural and Industrial Financing	5,090,852	2,783,152	5,090,852	5,603,025
Real Estate Financing	9,054,257	2,546,525	9,054,257	6,950,034
Infrastructure and Development Financing	993	6,713	993	6,713
Leasing Operations	642,789	852,479	13,924,460	12,707,059
Advances on Foreign Exchange Contracts (2)	2,139,148	2,112,808	2,139,148	3,314,908
Other Receivables (3)	7,370,074	2,985,653	8,929,892	7,241,172
Total	115,664,218	55,893,533	142,018,670	139,410,373
Current	56,841,237	32,462,612	68,014,290	80,186,506
Long-term	58,822,981	23,430,921	74,004,380	59,223,867

(1) In 2009, the Bank acquired, through the Grand Cayman branch, export financing and credit agreements entered into with Brazilian customers of Banco Santander España totaling US$1,977 million, equivalent to R$3,442 million.

(2) Classified as a reduction of “Other payables”.
(3) Include receivables for guarantees honored, debtors for purchase of assets, notes and credits receivable (basically credit cards and rural product notes - CPR), income receivable from advances on foreign exchange contracts, and receivables from export contracts.

b) Credit Portfolio by Maturity

	Bank		Consolidated

	2009	2008	2009	2008

Overdue	7,081,439	3,143,875	7,598,156	6,160,485
Due to:
Up to 3 Moths	22,132,768	18,370,985	26,495,198	40,614,738
From 3 to 12 Months	34,708,469	14,091,627	41,519,092	39,571,768
Over 12 Months	51,741,542	20,287,046	66,406,224	53,063,382
Total	115,664,218	55,893,533	142,018,670	139,410,373

c) Lease Portfolio at Present Value
	Bank		Consolidated

	2009	2008	2009	2008

Lease Receivables (1)	322,432	457,071	11,283,451	7,607,700
Unearned Income on Lease	(319,115)	(455,251)	(10,970,459)	(7,401,603)
Unrealized Residual Values (1) (2)	1,058,875	1,166,187	8,709,517	10,750,809
Offsetting Residual Values	(1,058,875)	(1,166,187)	(8,709,517)	(10,750,809)
Leased Property and Equipment	1,157,688	1,242,973	24,833,424	20,316,178
Accumulated Depreciation	(447,970)	(137,040)	(10,041,819)	(5,426,823)
Excess Depreciation	467,335	152,184	8,781,285	4,612,474
Losses on Unamortized Lease	-	-	154,887	129,012
Advances for Guaranteed Residual Value	(537,581)	(407,458)	(10,161,331)	(7,159,287)
Other Assets	-	-	45,022	29,408
Total	642,789	852,479	13,924,460	12,707,059

(1) Gross investment in lease transactions is R$1,381,307 in Bank and R$19,992,968 in Consolidated (2008 - R$1,623,258 in Bank and R$18,358,509 in Consolidated).
(2) Guaranteed residual value of lease agreements.

Leasing Unrealized Financial Income (Income to appropriate related to Minimum Payments to Receive) is R$738,518 in Bank and R$6,068,508 in Consolidated (2008 - R$770,779 in Bank and R$5,651,450 in Consolidated).

As of December 31, 2009, there were no individually material agreements for lease contracts.

Report per Lease Portfolio Maturity at Present Value

	Bank		Consolidated

	2009	2008	2009	2008

Overdue	16,823	2,412	260,771	120,438
Due to:
Up to 1 year	210,881	220,940	5,860,928	4,985,295
From 1 to 5 years	415,085	620,329	7,798,581	7,555,237
Over 5 years	-	8,798	4,180	46,089
Total	642,789	852,479	13,924,460	12,707,059

d) Credit Portfolio by Business Sector

	Bank		Consolidated

	2009	2008	2009	2008

Private Sector	115,419,034	55,700,692	141,775,172	139,065,835
Industrial	26,805,187	16,389,987	27,501,654	32,980,048
Commercial	9,880,139	4,439,123	11,730,017	14,015,700
Financial Institutions	186,924	68,220	192,422	422,784
Services and Other	30,763,373	11,391,799	33,456,941	27,626,311
Individuals	42,694,574	20,628,411	63,805,301	58,417,967
Credit Cards	8,472,210	3,341,421	8,472,210	6,980,159
Mortgage Loans	5,225,798	2,096,891	5,225,798	4,467,550
Payroll Loans	7,955,539	2,727,497	7,955,539	7,207,253
Other(1)	21,041,027	12,462,602	42,151,754	39,763,005
Rural	5,088,837	2,783,152	5,088,837	5,603,025
Public sector	245,184	192,841	243,498	344,538
Federal	98,200	104,574	98,200	115,006
State	136,512	71,218	136,512	215,416
Municipal	10,472	17,049	8,786	14,116
Total	115,664,218	55,893,533	142,018,670	139,410,373

(1) Includes Lease/ Financing of vehicles and other consumer credit products.

e) Classification of Credit Portfolio by Risk Level and Respective Allowance for Loan Losses

		Bank

		Credit Portfolio

	Minimum Allowance	2009			2008	Allowance Required

Risk level	Required (%)	Current	Past due (1)	Total	Total	2009	2008

AA	-	42,628,717	-	42,628,717	33,102,843	-	-
A	0.5%	50,470,219	-	50,470,219	16,588,652	252,351	82,943
B	1%	4,194,587	1,382,669	5,577,256	1,079,549	55,773	10,795
C	3%	3,595,871	2,306,119	5,901,990	1,579,369	177,060	47,381
D	10%	823,352	1,301,850	2,125,202	709,055	212,520	70,906
E	30%	444,668	936,116	1,380,784	349,832	414,235	104,950
F	50%	98,901	1,454,827	1,553,728	450,013	776,864	225,006
G	70%	23,797	770,751	794,548	257,040	556,184	179,928
H	100%	206,231	5,025,543	5,231,774	1,777,180	5,231,774	1,777,180
Total		102,486,343	13,177,875	115,664,218	55,893,533	7,676,761	2,499,089
Additional Provision (2)						616,994	137,395
Total Provision						8,293,755	2,636,484

		Consolidated

		Credit Portfolio

	Minimum Allowance	2009			2008	Allowance Required

Risk level	Required (%)	Current	Past due (1)	Total	Total	2009	2008

AA	-	43,829,226	-	43,829,226	48,849,728	-	-
A	0.5%	70,244,545	-	70,244,545	60,352,538	351,223	301,763
B	1%	4,845,336	2,452,661	7,297,997	12,230,663	72,980	122,307
C	3%	4,751,706	3,206,540	7,958,246	7,748,715	238,747	232,461
D	10%	836,228	1,617,177	2,453,405	2,184,687	245,341	218,469
E	30%	459,677	1,147,585	1,607,262	1,598,082	482,179	479,425
F	50%	200,385	1,624,692	1,825,077	1,286,011	912,539	643,006
G	70%	22,137	907,378	929,515	731,837	650,661	512,286
H	100%	212,557	5,660,840	5,873,397	4,428,112	5,873,397	4,428,112
Total		125,401,797	16,616,873	142,018,670	139,410,373	8,827,067	6,937,829
Additional Provision (2)						635,503	156,403
Total Provision						9,462,570	7,094,232

(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on Management’s risk assessment, the expected realization of the loan portfolio, and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

	Bank		Consolidated

	2009	2008	2009	2008

Balance at beginning of year	2,636,484	1,797,422	7,094,232	1,805,873
Merger/Acquired Companies (Note 2)	3,741,033	-	-	3,974,010
Allowances Recognized	8,015,344	2,802,974	9,917,868	4,370,740
Write-offs	(6,099,106)	(1,964,091)	(7,549,530)	(3,056,570)
Other Changes	-	179	-	179
Balance at end of year (1)	8,293,755	2,636,484	9,462,570	7,094,232
Current	1,464,805	222,717	1,971,200	1,427,401
Long-term	6,828,950	2,413,767	7,491,370	5,666,831
Recoveries (2)	445,697	195,539	643,841	413,480

(1) Includes reserves for lease portfolio: R$43,620 in the Bank (2008 - R$9,460) and R$640,202 in Consolidated (2008 - R$384,548).
(2) Recorded as Financial Income under: Lending operations and Leasing operations. Includes results from the assignment of receivables without coobligation related to operations previously written-off as losses, amounting to R$42,283, in the Bank (2008 - R$48,894) and consolidated R$61,009 (2008 - R$65,126).

10. Foreign Exchange Portfolio

	Bank/Consolidated	Bank	Consolidated

	2009	2008	2008

Assets
Rights to Foreign Exchange Sold	15,686,352	15,129,148	21,984,578
Exchange Purchased Pending Settlement	15,578,556	16,082,364	26,060,935
Advances in Local Currency	(177,183)	(456,511)	(626,222)
Income Receivable from Advances and Importing Financing	97,212	67,264	121,510
Others	2,784	5,890	5,890
Total	31,187,721	30,828,155	47,546,691
Current	30,292,620	14,744,632	31,365,346
Long-term	895,101	16,083,523	16,181,345

Liabilities
Exchange Sold Pending Settlement	15,293,082	16,943,538	24,580,848
Foreign Exchange Purchased	16,342,221	13,822,928	21,671,391
Advances on Foreign Exchange Contracts	(2,139,148)	(2,112,808)	(3,314,908)
Others	20,569	1,233	12,159
Total	29,516,724	28,654,891	42,949,490
Current	28,749,034	13,066,728	27,263,121
Long-term	767,690	15,588,163	15,686,369

Memorandum accounts
Open Import Credits	460,621	545,228	640,296
Confirmed Export Credits	10,334	16,504	19,448

11. Trading Account

	Bank		Consolidated

	2009	2008	2009	2008

Assets
Transactions Pending Settlement	18,902	1,243,150	32,386	1,396,140
Debtors Pending Settlement	4,524	5,182	299,358	571,640
Stock Exchanges - Guarantee Deposits	80.538	103.230	103,624	103,230
Other	83	83	83	83
Total	104,047	1,351,645	435,451	2,071,093
Current	104,047	1,351,645	435,451	2,071,093

Liabilities
Transactions Pending Settlement	48,162	1,229,250	48,162	1,460,624
Creditors Pending Settlement	13,569	5,613	162,759	566,493
Creditors for Loan of Shares	56,777	40,585	56,777	40,585
Clearinghouse Transactions	-	-	150,509	16,857
Other	1,094	1,179	4,970	7,745
Total	119,602	1,276,627	423,177	2,092,304
Current	119,602	1,276,502	422,713	2,092,179
Long-term	-	125	464	125

12. Tax Credits

a) Nature and Origin of Recorded Tax Credits

	Bank

	December 31, 2008	Merger (3)	Recognition	Realization	December 31, 2009

Allowance for Loan Losses	1,082,645	2,352,378	3,209,233	(2,452,755)	4,191,501
Reserve for Civil Contingencies	93,782	303,320	275,325	(94,321)	578,106
Reserve for Tax Contingencies	503,001	415,213	546,981	(98,676)	1,366,519
Reserve for Labor Contingencies	466,961	385,621	694,232	(398,347)	1,148,467
Amortized Goodwill	228,343	331,587	238,221	(536,873)	261,278
Reserve for Maintenance of Stockholders’ Equity Integrity	34,902	-	-	(34,664)	238
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,522,343	706,149	-	(521,618)	1,706,874
Accrual for Pension Plan	68,293	48,642	79,481	-	196,416
Adjustment to Fair Value of Available-for-sale Securities (1)	76,281	221,874	-	(96,463)	201,692
Other Temporary Provisions	819,916	512,841	874,782	(190,706)	2,016,833
Total Tax Credits on Temporary Differences	4,896,467	5,277,625	5,918,255	(4,424,423)	11,667,924
Tax Loss Carryforwards	517,696	12,361	-	(300,108)	229,949
Social Contribution Tax - Executive Act No. 2158/2001	810,209	92,916	-	(2,395)	900,730
Total Tax Credits	6,224,372	5,382,902	5,918,255	(4,726,926)	12,798,603
Unrecorded Tax Credits(2)	(762,320)	(673,918)	(147,172)	-	(1,583,410)
Subtotal - Recorded Tax Credits	5,462,052	4,708,984	5,771,083	(4,726,926)	11,215,193
Current	2,295,074				5,084,675
Long-term	3,166,978	-	-	-	6,130,518

	Bank

	December 31, 2007	Recognition	Realization	December 31, 2008

Allowance for Loan Losses	701,116	673,720	(292,191)	1,082,645
Reserve for Civil Contingencies	66,726	54,951	(27,895)	93,782
Reserve for Tax Contingencies	515,383	316,255	(328,637)	503,001
Reserve for Labor Contingencies	340,429	242,987	(116,455)	466,961
Amortized Goodwill	-	228,343	-	228,343
Reserve for Maintenance of Stockholders’ Equity Integrity	367,049	64,773	(396,920)	34,902
Adjustment to Fair Value of Trading Securities and Derivatives (1)	403,462	1,118,881	-	1,522,343
Accrual for Pension Plan	62,168	21,057	(14,932)	68,293
Adjustment to Fair Value of Available-for-sale Securities (1)	42,430	33,851	-	76,281
Other Temporary Provisions	639,713	640,254	(460,051)	819,916
Total Tax Credits on Temporary Differences	3,138,476	3,395,072	(1,637,081)	4,896,467
Tax Loss Carryforwards	441,360	82,396	(6,060)	517,696
Social Contribution Tax - Executive Act No. 2158/2001(4)	686,372	133,597	(9,760)	810,209
Total Tax Credits	4,266,208	3,611,065	(1,652,901)	6,224,372
Unrecorded Tax Credits(2)	(635,190)	(511,319)	384,189	(762,320)
Subtotal - Recorded Tax Credits	3,631,018	3,099,746	(1,268,712)	5,462,052
Current	1,045,318			2,295,074
Long-term	2,585,700			3,166,978

	Consolidated

		Acquisition/
	December 31, 2008	Disposal (3)	Recognition	Realization	December 31, 2009

Allowance for Loan Losses	4,030,191	4,125	4,177,700	(3,296,503)	4,915,513
Reserve for Civil Contingencies	409,504	6,456	308,762	(108,520)	616,202
Reserve for Tax Contingencies	1,094,630	(6,092)	777,702	(214,186)	1,652,054
Reserve for Labor Contingencies	869,388	4,112	735,958	(427,927)	1,181,531
Amortized Goodwill	561,916	12,967	250,604	(548,849)	276,638
Reserve for Maintenance of Stockholders’ Equity Integrity	34,902	-	-	(34,664)	238
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,462,325	27	1,280	(754,432)	1,709,200
Accrual for Pension Plan	100,409	-	96,007	-	196,416
Adjustment to Fair Value of Available-for-sale Securities (1)	212,888	(2,503)	121,901	(127,432)	204,854
Other Temporary Provisions	1,432,792	9,614	990,050	(308,217)	2,124,239
Total Tax Credits on Temporary Differences	11,208,945	28,706	7,459,964	(5,820,730)	12,876,885
Tax Loss Carryforwards	1,470,192	(337)	620,829	(320,629)	1,770,055
Social Contribution Tax - Executive Act No. 2158/2001	917,581	-	46	(2,751)	914,876
Total Tax Credits	13,596,718	28,369	8,080,839	(6,144,110)	15,561,816
Unrecorded Tax Credits(2)	(1,601,626)	(4,296)	(176,363)	39,272	(1,743,013)
Subtotal - Recorded Tax Credits	11,995,092	24,073	7,904,476	(6,104,838)	13,818,803
Current	4,700,703				5,597,886
Long-term	7,294,389				8,220,917

	Consolidated

		Acquisition/
	December 31, 2007	Disposal (3)	Recognition	Realization	December 31, 2008

Allowance for Loan Losses	713,226	2,541,028	1,138,468	(362,531)	4,030,191
Reserve for Civil Contingencies	70,163	315,006	74,927	(50,592)	409,504
Reserve for Tax Contingencies	588,831	485,792	397,922	(377,915)	1,094,630
Reserve for Labor Contingencies	353,172	333,326	321,203	(138,313)	869,388
Amortized Goodwill	-	351,599	228,343	(18,026)	561,916
Reserve for Maintenance of Stockholders’ Equity Integrity	367,049	-	64,773	(396,920)	34,902
Adjustment to Fair Value of Trading Securities and Derivatives (1)	403,937	688,893	1,369,507	(12)	2,462,325
Accrual for Pension Plan	62,168	59,465	21,725	(42,949)	100,409
Adjustment to Fair Value of Available-for-sale Securities (1)	42,433	134,137	105,250	(68,932)	212,888
Other Temporary Provisions	665,978	625,035	783,121	(641,342)	1,432,792
Total Tax Credits on Temporary Differences	3,266,957	5,534,281	4,505,239	(2,097,532)	11,208,945
Tax Loss Carryforwards	446,678	649,304	390,755	(16,545)	1,470,192
Social Contribution Tax - Executive Act No. 2158/2001(4)	701,580	95,072	133,597	(12,668)	917,581
Total Tax Credits	4,415,215	6,278,657	5,029,591	(2,126,745)	13,596,718
Unrecorded Tax Credits(2)	(658,814)	(707,187)	(648,386)	412,761	(1,601,626)
Subtotal - Recorded Tax Credits	3,756,401	5,571,470	4,381,205	(1,713,984)	11,995,092
Current	1,064,481				4,700,703
Long-term	2,691,920				7,294,389

(1) Includes Tax Credits IRPJ, CSLL, Pis and Cofins.
(2) Includes the unrecorded tax credit related to the increase in social contribution tax rate for financial institutions from 9% to 15%. The social contribution tax amount related to the tax rate increase is accrued in Other payables - tax and social security (Note 20).

(3) Merger/Acquisition/Disposal of companies (Note 16).
(4) Includes the amount of R$133,597 related to transfer from Other payables – tax and social security (Note 23.c).

b) Expected Realization of Recorded Tax Credits

	Bank

	2009

	Temporary Differences			Tax Loss

Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded

2010	3,411,660	1,842,295	93,094	46,906	49,642	5,443,597	5,084,675
2011	1,866,972	1,097,743	93,094	183,043	210,969	3,451,821	3,237,979
2012	1,371,149	800,972	4,201	-	169,339	2,345,661	1,778,256
2013	286,413	161,757	4,201	-	265,538	717,909	567,941
2014	279,328	157,019	4,201	-	205,242	645,790	447,200
2015 to 2017	82,052	31,118	-	-	-	113,170	76,767
2018 to 2019	32,900	16,079	-	-	-	48,979	22,375
2020 to 2022	8,639	-	-	-	-	8,639	-
2023 to 2024	5,759	-	-	-	-	5,759	-
After 2024	17,278	-	-	-	-	17,278	-
Total	7,362,150	4,106,983	198,791	229,949	900,730	12,798,603	11,215,193

	Consolidated

	2009

	Temporary Differences			Tax Loss

Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded

2010	3,682,116	2,000,475	93,283	127,047	63,788	5,966,709	5,597,886
2011	2,039,359	1,206,617	93,283	258,375	210,969	3,808,603	3,582,105
2012	1,537,466	908,128	4,267	287,553	169,339	2,906,753	2,285,655
2013	330,658	186,939	4,267	399,203	265,538	1,186,605	1,034,560
2014	294,129	165,355	4,267	345,568	205,242	1,014,561	813,866
2015 to 2017	180,228	53,901	-	352,309	-	586,438	472,658
2018 to 2019	39,467	19,958	-	-	-	59,425	32,073
2020 to 2022	9,293	392	-	-	-	9,685	-
2023 to 2024	5,759	-	-	-	-	5,759	-
After 2024	17,278	-	-	-	-	17,278	-
Total	8,135,753	4,541,765	199,367	1,770,055	914,876	15,561,816	13,818,803

Due to differences between accounting, tax and corporate criteria, expected realization of tax credits should not be taken as indicative of future net income.

c) Present value of deferred tax credits

The total present value of tax credits is R$11,457,243 (2008 - R$5,333,237) in the Bank and R$13,700,875 (2008 - R$11,478,803) in the Consolidated and the present value of recorded tax credits is R$10,134,642 (2008 - R$4,749,607) in the Bank and R$12,259,099 (2008 - R$10,223,508) in the Consolidated. The present value was calculated taking into account the expected realization of temporary differences, tax loss carryforwards, and social contribution tax at the rate of 18% (Executive Act No. 2.158/2001) and the average funding rate projected for the corresponding periods.

13. Other Receivables - Other

	Bank		Consolidated

	2009	2008	2009	2008

Credit Cards	6,186,853	2,128,134	6,186,853	5,017,288
Escrow Deposits for:
Tax Claims	2,734,203	1,408,013	3,423,771	3,423,713
Labor Claims	2,036,332	1,126,128	2,091,802	1,914,743
Other	522,529	351,421	609,739	615,779
Contract Guarantees - Former Controlling Stockholders (Note 23.h)	522,267	654,538	525,099	654,538
Recoverable Taxes	1,712,547	275,630	2,298,656	824,148
Receivables	711,695	384,007	2,263,040	1,632,109
Receivables from Export Contracts	35,127	132,027	35,127	132,027
Reimbursable Payments	258,807	427,246	280,863	628,374
Rural Product Notes	152,514	208,049	152,514	222,767
Salary Advances/Other	790,113	399,098	793,528	953,694
Debtors for Purchase of Assets	167,769	54,865	176,242	101,341
Receivable from Affiliates	393,385	130,597	102	129,717
Credit from Insurance Operations	-	-	282,617	-
Other	611,442	351,943	664,205	1,547,291
Total	16,835,583	8,031,696	19,784,158	17,797,529
Current	8,823,559	3,373,721	10,589,517	8,986,484
Long-term	8,012,024	4,657,975	9,194,641	8,811,045

14. Other Assets

	Bank		Consolidated

	2009	2008	2009	2008

Assets Not in Use (1)	205,942	180,192	208,303	277,698
Materials in Inventory	10,974	8,956	11,357	13,025
Total	216,916	189,148	219,660	290,723
(Allowance for Valuation)	(122,614)	(148,192)	(124,776)	(178,178)
Total	94,302	40,956	94,884	112,545
Current	94,302	40,956	94,884	112,545

(1) Refer mainly to repossessed assets, consisting basically of properties and vehicles received as payment in kind.

15. Foreign Branches

The financial position of the Foreign Branches, converted at the exchange rate prevailing at the balance sheet date and included in the financial statements can be summarized as follows:

	2009 (2)	2008 (3)

Assets	26,805,570	34,484,879
Current and Long-term Assets	26,737,797	34,444,385
Cash	743,558	186,807
Interbank Investments	1,523,308	6,162,475
Securities and Derivatives	7,767,330	13,374,765
Lending Operations	10,844,258	5,448,834
Foreign Exchange Portfolio	5,438,632	8,586,414
Other Assets	420,711	685,090
Permanent Assets	67,773	40,494
Liabilities	26,805,570	34,484,879
Current and Long-term Liabilities	21,602,709	28,459,476
Money Market Funding	3,040,244	3,461,603
Funds from Acceptance and Issuance of Securities	1,116,799	1,878,097
Borrowings and Onlendings	8,090,187	8,697,785
Subordinated Debt	872,704	1,171,324
Foreign Exchange Portfolio	5,572,639	9,115,199
Other Payables (1)	2,910,136	4,135,468
Deferred Income	27,107	3,030
Stockholders' Equity	5,175,754	6,022,373
Net Income	658,047	197,858

(1) At Santander Grand Cayman Branch include Sale of right to receipt of future flow of payment orders from abroad (Note 22).
(2) Grand Cayman Branch. Includes net profit for the period from $ 11,946 the agency in Tokyo, terminated in December 2009. On April 30, 2009, the activities of the Agency in Grand Cayman Banco Real were transferred to the agency of Santander.

(3) Includes Foreign Branches in Tokyo Grand Cayman, of Banco Real and of BCIS, with total assets of U.S. $ 7,403,820, stockholders' equity of R $ 5,024,951 and net profit for the period from $ 152,287.

16. Investments in Affiliates and Subsidiaries

		2009

		Number of Shares (in Thousands)		Participation %

		Common Shares
Investments - Direct and indirect Ownership	Activity	and quotas	Preferred	Bank	Consolidated

Controlled by Banco Santander
Santander Seguros (1) (11)	Insurance and Pension Plan	5,625,785	5,625,403	100.00%	100.00%
Santander CCT	Broker	22,773,797	14,426,878	99.99%	100.00%
Santander Brasil Asset (11) (23)	Manager	12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)	Buying Club	3,000	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe) (2) (8)	Bank	2,183,667,026	-	100.00%	100.00%
Santander Leasing (2) (14)	Leasing	11,043,796	-	78.57%	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) (2)	Financial	287,706,670	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (SB Consórcio) (2) (12)	Buying Club	4,810	-	100.00%	100.00%
Real Microcrédito Assessoria Financeira S.A. (Microcrédito) (2)	Microcredit	43,129,918	-	100.00%	100.00%
Advisory (2) (5)	Other Activities	446	-	100.00%	100.00%
Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários (Cia Real DTVM) (2)	Dealer	67	-	100.00%	100.00%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing) (6) (13)	Leasing	63	31	39.88%	39.88%
Companhia de Crédito, Financiamento e Investimento RCI Brasil (RCI Brasil) (7) (13)	Financial	1	1	39.64%	39.64%
Santander CCVM (13) (22)	Broker	1,400,000	1,400,000	100.00%	100.00%
Agropecuária Tapirapé S.A. (13)	Other Activities	199,729	379,265	99.07%	99.07%
Real CHP S.A. (13)	Holding	506	-	92.78%	92.78%
Real Argentina S.A. (2)	Other Activities	445	-	98.99%	98.99%
Webmotors S.A. (2)	Other Activities	348,253,362	17,929,313	100.00%	100.00%
Controlled by Santander Seguros (1) (11)
Santander Brasil Seguros S.A. (SB Seguros)	Insurance	70,284	-	0.00%	100.00%
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	0.00%	100.00%
Controlled by Advisory
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (Santander Serviços) (10) (13)	Insurance Broker	50,425,267	-	0.00%	100.00%
Real Corretora de Seguros S.A. (Real Corretora) (2) (15)	Insurance Broker	9	-	0.00%	100.00%
Controlled by Cia Real DTVM
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities) (19)	Broker	344,283	77,225	0.00%	100.00%
Jointly Controlled Companies
Celta Holding S.A.(2)	Holding	260	-	26.00%	26.00%
Araguari Real Estate Holding LLC	Holding	43,164	-	50.00%	50.00%
Cibrasec Companhia Brasileira de Securitização (Cibrasec) (2)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações) (13)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	1,599	-	11.11%	11.11%
Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding) (13)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted Shareholders' Equity	Adjusted Net Income (Loss)	Investments Value		Results on Investments in Affiliates and Subsidiaries

	2009	2009	2009	2008	2009	2008

Controlled by Banco Santander
Santander Seguros (1) (11)	2,360,554	173,697	2,360,554	-	141,800	-
Banco Real (3)	-	258,028	-	11,857,754	258,061	647,207
AAB Dois Par (1)	-	130,038	-	338,715	126,442	50,723
Santander Brasil Arrendamento Mercantil S.A. (SB Leasing) (16)	-	20,482	-	525,885	20,482	45,784
Santander CCT	246,393	66,519	246,393	193,731	54,045	41,200
SB CTVM (16)	-	(75)	-	1,016	(70)	8,588
Santander Brasil Asset (11) (23)	237,661	27,120	237,661	-	24,352	-
Santander Asset (16)	-	30,077	-	103,865	30,077	40,188
Santander Participações (24)	-	355,444	-	944,674	258,895	159,207
Santander Consórcios	3,809	172	3,809	3,637	172	166
AA Cartões (13)	-	13,534	-	953,225	12,603	18,687
Banco Bandepe (2) (8)	4,015,044	349,539	4,015,044	-	289,703	-
ABN Leasing (2) (16)	-	23,268	-	-	31,562	-
Santander Leasing (2) (14)	11,720,578	1,056,756	9,209,331	-	651,764	-
Aymoré CFI (2)	685,460	62,518	685,460	-	120,961	-
SB Consórcio (2) (12)	92,925	38,470	92,925	-	29,291	-
Microcrédito (2)	9,616	3,053	9,616	-	2,187	-
Advisory (2) (5)	131,902	13,867	131,902	-	13,798	-
Cia Real DTVM (2)	82,625	6,596	82,625	-	8,009	-
RCI Leasing (6) (13)	474,115	32,929	189,088	-	6,584	-
RCI Brasil (7) (13)	255,565	54,681	101,303	-	6,134	-
Santander CCVM (13) (22)	40,200	1,762	40,200	-	(18)	-
Agropecuária Tapirapé S.A. (13)	6,797	355	6,734	-	172	85
Real CHP S.A. (13)	4,112	3,614	3,815	-	1,549	-
Real Argentina S.A. (2)	53	(123)	52	-	(112)	-
REB Empreendimentos e Administradora de Bens S.A. (REB) (2) (20)	-	23,538	-	-	784	-
Webmotors S.A. (2)	40,762	11,743	40,762	-	7,436	-
BCIS (2) (13)	-	95,156	-	-	697	-
Real Corretora (2) (15)	-	-	-	-	12,383	-
Sudameris DTVM (3)	-	-	-	-	2	-
Santander Serviços (10) (13)	-	-	-	-	-	5,071
Produban Serviços de	-	-	-	-	-	-
Informatica S.A. (Produban Informática) (9)	-	-	-	-	-	(449)
Controlled by Santander Seguros (1) (11)
SB Seguros	144,634	8,053	-	-	-	-
Santander Capitalização	386,870	74,014	-	-	-	-
Controlled by Advisory
Santander Serviços (10) (13)	63,762	11,162	-	-	-	-
Real Corretora (2) (15)	63,792	47,162	-	-	-	-
Controlled by Cia Real DTVM
Santander Securities (19)	67,784	5,030	-	-	-	-
Jointly Controlled Companies
Companhia Brasileira de Meios de Pagamentos - Visanet (Visanet) (4)	-	698,013	-	-	34,625	-
Celta Holding S.A.(2)	252,355	16,407	65,612	-	(3,224)	-
Araguari Real Estate Holding LLC	191,412	-	95,706	115,480	-	-
TecBan - Tecnologia Bancária S.A. (TecBan) (17)	-	1,194	-	14,690	445	10,957
Companhia Brasileira de Soluções e
Serviços - CBSS (CBSS) (17)	-	32,133	-	-	5,843	-
Cibrasec (2)	74,396	6,407	10,144	3,311	(69)	311
Norchem Participações (13)	57,835	2,593	28,918	-	1,573	826
EBP	16,054	4,071	1,784	-	(202)	-
RSVP (1) (21)	-	-	-	-	8,766	-
Diamond Finance Promotora de Vendas (18)	-	-	-	-	31	-
Affiliate
Norchem Holding (13)	110,604	13,198	24,056	-	2,742	420
Total Investment - Bank			17,683,494	15,055,983	2,160,275	1,028,971
Affiliate
Norchem Holding (13)	-	-	24,057	21,186	2,873	1,899
AAB Dois Par (1)	-	-	-	-	126,442	-
RSVP (1) (21)	-	-	-	-	8,766	-
Visanet (4)	-	-	-	-	30,507	-
Other	-	-	-	-	-	3,741
Total Investment - Consolidated			24,057	21,186	168,588	5,640

(1) The Extraordinary Stockholder's Meeting held on September, 2009 of Santander Seguros, RSVP current name of RTMVP, and AAB Dois Par approved the corporate restructuring proposal pursuant to the terms and conditions of the“Agreement and Plan of Merger of ABN AMRO Brasil Dois Participações S.A. and Real Seguros Vida e Previdência S.A. (current denomination of Real Tokio Marine Vida e Previdência S.A., subject to approval of SUSEP) by Santander Seguros S.A.”, dated of June 29, 2009, and the “Supplement of the Agreement and Plan of Merger of ABN AMRO Brasil Dois Participações S.A. and Real Seguros Vida e Previdência S.A. (current denomination of Real Tokio Marine Vida e Previdência S.A., subject to approval of SUSEP) by Santander Seguros S.A.” dated of August 31, 2009.

The merger was carried out through the transfer of the book net assets of the Acquired Companies to the equity of the Acquirer, based on the audited balance sheets as of June 30, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the merger were recognized and accounted for directly by the acquirer. The merger is subject to SUSEP’s approval.

(2) Investment merged into Banco Santander in April 2009 (Note 2).
(3) Merged into Banco Santander in April 2009 (Note 2).
(4) Company consolidated up to May 2009.
(5) On January 16, 2009, the change in the name of ABN AMRO Advisory Services S.A. to Santander Advisory Services S.A. was approved.
(6) On July 7, 2009, the change in the name of Companhia de Arrendamento Mercantil Renault do Brasil to Companhia de Arrendamento Mercantil RCI Brasil was approved.
(7) On July 7, 2009, the change in the name of Companhia de Crédito, Financiamento e Investimento Renault do Brasil to Companhia de Crédito, Financiamento e Investimento RCI Brasil was approved.
(8) On July 13, 2009, the change in the name of Banco de Pernambuco S.A - BANDEPE to Banco Bandepe S.A. was approved.
(9) On February 29, 2008, Banco Santander S.A. sold its interest in the Company to Produban Servicios Informáticos Generales, S.L., company headquartered in Spain.
(10) Up to March 2008, a subsidiary/ associate of the Bank.
(11) Investments merged into Banco Santander in August 2009. Adjusted net income corresponds to the income for the period as of July 31, 2009 after the share merger process is approved in a shareholders’ meeting (Note 2).
(12) On May 21, 2009, the change in the name from ABN AMRO Real Administradora de Consórcios Ltda. To Santander Brasil Administradora de Consórcios Ltda. was approved.
(13) Companies acquired through the corporate restructuring (Note 2).
(14) On June 15, 2009, the change in the name from Real Leasing S.A Arrendamento Mercantil to Santander Leasing S.A Arrendamento Mercantil was approved.
(15) The executive board’s meeting held on July 24, 2009, considering the corporate restructuring involving the companies comprising the Santander Group, approved a capital increase of R$628 to R$48,127 with the issuance of 179,226 new shares, subscribed and paid-up by the shareholder Banco Santander, through the assignment of 9,380 common shares issued and held by Real Corretora, which were transferred to the Company’s equity, so that Advisory becomes a shareholder of Real Corretora.
(16) Company acquired (note 2 ).
(17) Companies sold in August 2009.
(18) Company sold in May 2009.
(19) On September, 30, 2009, the change in the name of ABN AMRO Securities (Brasil) Corretora de Valores Mobiliários S.A. toa Santander Securities (Brasil) Corretora de Valores Mobiliários S.A was approved.
(20) Company sold in December 2009.
(21) As provided for in the Shareholders’ Agreement of RTMVP, due to the change in shareholding control from Banco Real to Banco Santander, AAB Dois Par exercised its right to buy the remaining interest in RTMVP, right which was transferred to Banco Santander on January 21, 2009.
(22) On September, 30, 2009, the change in the name of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A. to Santander Corretora de Câmbio e Valores Mobiliários S.A was approved.
(23) On January 16, 2009, the change in the name of ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. to Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A was approved.
(24) Company totally spun-off according to the reestructuring (Note 2).

17. Property and Equipment

	Bank

	2009			2008

	Cost	Depreciation	Net	Net

Real estate	1,471,945	(338,666)	1,133,279	160,966
Buildings (1)	860,429	(338,666)	521,763	57,272
Land (1)	611,516	-	611,516	103,694
Other	5,068,666	(2,595,971)	2,472,695	2,363,355
Installations, Furniture and Equipment	1,090,387	(433,184)	657,203	387,180
Security and Communication Equipment	315,534	(180,759)	134,775	83,418
Data Processing Equipment	1,677,281	(1,192,683)	484,598	318,512
Leasehold Improvements	940,702	(604,871)	335,831	272,001
Other(2)	1,044,762	(184,474)	860,288	1,302,244
Total	6,540,611	(2,934,637)	3,605,974	2,524,321

	Consolidated

	2009			2008

	Cost	Depreciation	Net	Net

Real estate	1,476,189	(340,861)	1,135,328	418,251
Buildings (1)	862,117	(340,861)	521,256	201,111
Land (1)	614,072	-	614,072	217,140
Other	5,149,208	(2,626,880)	2,522,328	3,232,083
Installations, Furniture and Equipment	1,106,793	(440,420)	666,373	656,277
Security and Communication Equipment	320,283	(184,389)	135,894	142,504
Data Processing Equipment	1,683,958	(1,198,063)	485,895	507,680
Leasehold Improvements	956,938	(617,157)	339,781	460,329
Other(2)	1,081,236	(186,851)	894,385	1,465,293
Total	6,625,397	(2,967,741)	3,657,656	3,650,334

(1) In November 2009, the Bank started a gradual change for the Santander Tower, the new headquarters in Brazil, and as a result in December 2009, the related amounts recorded as construction in progress were transferred to Property in use - land and buildings.

(2) Includes R$1,060,503 of buildings in progress related to the new head office.

18. Intangibles

	Bank

	2009			2008

	Cost	Amortization	Net	Net

Goodwill on Acquired Companies	26,619,000	(3,970,750)	22,648,250	25,763,074
Intangible Assets	4,383,216	(1,958,973)	2,424,243	1,926,203
Exclusivity Contracts for Provision of Banking Services	2,475,852	(1,329,242)	1,146,610	1,415,416
Acquisition and Development of Software	1,906,457	(629,521)	1,276,936	510,525
Other	907	(210)	697	262
Total	31,002,216	(5,929,723)	25,072,493	27,689,277

	Consolidated

	2009			2008

	Cost	Amortization	Net	Net

Goodwill on Acquired Companies	27,739,919	(4,087,847)	23,652,072	25,765,501
Other Intangible Assets	4,498,341	(1,994,577)	2,503,764	2,684,407
Exclusivity Contracts for Provision of Banking Services	2,475,852	(1,329,242)	1,146,610	1,822,251
Acquisition and Development of Software	1,961,025	(665,048)	1,295,977	744,090
Other	61,464	(287)	61,177	118,066
Total	32,238,260	(6,082,424)	26,155,836	28,449,908

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired.

Accordingly, management estimates the cash flows, which are subject to a number of factors, such as: (i) macroeconomic projections of interest, inflation, foreign exchange, and other rates; (ii) behavior of the growth estimates for the Brazilian financial system; (iii) cost increases, returns, synergies, and investment plans; and (iv) customer behavior; (v) the growth rate and the adjustments are applied to cash flows on a continuous basis. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

Based on the assumptions above, it did not identify any impairment of goodwill.

19. Money Market Funding and Borrowings and Onlendings

a) Deposits

	Bank

	2009					2008

	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total

Demand Deposits	14,968,013	-	-	-	14,968,013	5,022,049
Savings Deposits	25,216,924	-	-	-	25,216,924	8,314,895
Interbank Deposits	-	1,686,659	6,590,940	25,824,884	34,102,483	4,268,278
Time Deposits	426,683	11,519,028	21,456,256	38,684,387	72,086,354	40,455,567
Other Deposits	550,565	-	-	-	550,565	378,308
Total	41,162,185	13,205,687	28,047,196	64,509,271	146,924,339	58,439,097
Current					82,415,068	39,326,071
Long-term					64,509,271	19,113,026

	Consolidated

	2009					2008

	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total

Demand Deposits	14,787,247	-	-	-	14,787,247	14,729,644
Savings Deposits	25,216,924	-	-	-	25,216,924	20,642,679
Interbank Deposits	-	255,446	506,587	2,232	764,265	1,904,316
Time Deposits	426,683	11,519,028	21,455,463	38,752,890	72,154,064	86,230,877
Other Deposits	550,565	-	-	-	550,565	479,787
Total	40,981,419	11,774,474	21,962,050	38,755,122	113,473,065	123,987,303
Current					74,717,943	72,138,582
Long-term					38,755,122	51,848,721

b) Money Market Funding

	Bank

	2009				2008

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total

Own Portfolio	5,266,135	9,707,553	5,552,576	20,526,264	4,136,943
Third Parties	9,633,621	-	-	9,633,621	13,084,478
Linked to Trading Portfolio Operations	944,483	3,817,103	-	4,761,586	1,135,005
Total	15,844,239	13,524,656	5,552,576	34,921,471	18,356,426
Current				29,368,895	16,290,597
Long-term				5,552,576	2,065,829

	Consolidated

	2009				2008

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total

Own Portfolio	5,266,135	9,680,392	5,380,872	20,327,399	18,173,332
Third Parties	9,523,072	-	-	9,523,072	11,666,815
Linked to Trading Portfolio Operations	944,483	3,817,103	-	4,761,586	1,092,157
Total	15,733,690	13,497,495	5,380,872	34,612,057	30,932,304
Current				29,231,185	23,284,879
Long-term				5,380,872	7,647,425

c) Funds from Acceptance and Issuance of Securities

	Bank

	2009				2008

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total

Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	2,393,302	4,621,523	201,820	7,216,645	3,649,799
Agribusiness Credit Notes - LCA	760,706	464,499	6,054	1,231,259	1,441,289
Real Estate Credit Notes - LCI	1,632,596	4,157,024	195,766	5,985,386	2,208,510
Securities Issued Abroad	900,672	327,511	1,362,979	2,591,162	1,567,711
Total	3,293,974	4,949,034	1,564,799	9,807,807	5,217,510
Current				8,243,008	4,359,926
Long-term				1,564,799	857,584

	Consolidated

	2009				2008

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total

Exchange Acceptances	849	101,072	367,803	469,724	148,448
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	2,393,302	4,673,544	609,493	7,676,339	6,885,384
Agribusiness Credit Notes - LCA	760,706	464,499	6,054	1,231,259	2,016,367
Real Estate Credit Notes - LCI	1,632,596	4,209,045	603,439	6,445,080	4,869,017
Securities Issued Abroad	900,672	327,511	1,362,979	2,591,162	3,524,883
Total	3,294,823	5,102,127	2,340,275	10,737,225	10,558,715
Current				8,396,950	7,878,175
Long-term				2,340,275	2,680,540

	Bank/Consolidated

Securities	2009					2008

Issued Abroad	Issuance	Maturity	Currency	Interest rate (p.a)	Total	Total

Eurobonds (1)	February-05	February-10	R$	16.2%	803,154	842,802
Eurobonds	November-05	November-13	R$	17.1%	471,849	340,256
Fixed Rate Notes (1)	October-07	January-15	R$	100,0% CDI	186,741	190,643
Structured Notes (4)	April-09	April-10	R$	102,5% CDI	179,494	160,266
Eurobonds	March-05	March-13	R$	17.00%	169,299	169,223
Fixed Rate Notes (1)	November-07	January-15	R$	100,0% CDI	167,380	184,606
Fixed Rate Notes (1)	September-06	June-13	R$	100,0% CDI + 0,4%	120,208	122,715
Fixed Rate Notes (1)	August-07	June-12	US$	4.4%	49,804	93,664
Fixed Rate Notes (1)	August-99	August-14	US$	7.5%	44,184	70,954
Fixed Rate Notes (1)	August-07	August-12	US$	4.6%	29,609	39,904
Fixed Rate Notes (1)	April-08	March-13	US$	4.6%	27,405	28,271
Fixed Rate Notes	February-08	January-15	US$	2.9%	26,215	19,948
Eurobonds (3)	June-07	May-17	R$	FDIC	25,676	28,818
Fixed Rate Notes (1)	April-06	March-11	US$	4.4%	18,963	42,730
Eurobonds	July-08	July-10	R$	94,4% CDI	18,233	16,679
Eurobonds (2)	May-06	August-10	R$	IPCA + 6,0%	16,209	60,555
Eurobonds (2)	March-07	January-14	R$	10.0%	15,277	26,105
Eurobonds (2)	November-05 to January-06	May-09	R$	IPCA + 6,0%	-	363,801
Fixed Rate Notes (1)	October-06	June-13	R$	100,0% CDI + 0,3%	-	72,435
Other					221,462	650,508
Total					2,591,162	3,524,883

(1) In 2008, makes reference the emissions of Consolidated.
(2) Indexed to Sovereign Notes.
(3) Indexed to Credit Event Notes.
(4) In 2008, indexed from 82% to 86% of CDI.

d) Money Market Funding Expenses

	Bank		Consolidated

	2009	2008	2009	2008

Time Deposits	6,101,616	4,268,924	7,569,705	6,649,063
Savings Deposits	1,110,221	493,423	1,315,715	781,010
Interbank Deposits	2,360,993	475,122	295,632	77,125
Money Market Funding	3,088,362	1,816,966	3,370,304	1,721,069
Others (1)	(713,024)	2,564,349	(502,966)	3,449,420
Total	11,948,168	9,618,784	12,048,390	12,677,687

(1) Includes, mainly, expenses funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

	Bank/Consolidated				Bank	Consolidated

	2009				2008	2008

	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total	Total

Local Borrowings	163,061	77,052	259,782	499,895	184,583	584,495
Foreign Borrowings	2,947,355	4,857,371	2,620,009	10,424,735	11,249,229	13,822,707
Import and Export Financing Lines	1,556,066	4,578,486	2,432,979	8,567,531	9,245,848	11,451,224
Other Credit Lines	1,391,289	278,885	187,030	1,857,204	2,003,381	2,371,483
Domestic Onlendings	1,394,753	1,086,482	5,933,049	8,414,284	4,267,574	7,840,242
Foreign Onlendings	336,691	386,196	1,141,202	1,864,089	-	3,282,744
Total	4,841,860	6,407,101	9,954,042	21,203,003	15,701,386	25,530,188
Current				11,248,961	11,683,743	15,943,476
Long-term				9,954,042	4,017,643	9,586,712

Export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2014 in the Bank and in the Consolidate and subject to financial charges corresponding to exchange variation plus interest ranging from 0.4% p.a. to 11.0% p.a. (2008 - 1.7% a.a. a 9.4% a.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the Long-Term Interest Rate (TJLP), exchange variation of the BNDES basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and in the Consolidated, foreign onlendings are subject to interest ranging from 0.9% p.a. to 6.8% p.a. (2008 - 0.9% a.a. a 5.5% a.a. in the Consolidated) and exchange rate change falling due through 2014.

20. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

	Bank		Consolidated

	2009	2008	2009	2008

Reserve for Tax Contingencies (Note 23)	5,003,557	1,460,410	6,434,315	5,521,211
Reserve for tax Contingencies - Responsibility of Former Controlling Stockholders (Note 23.h)	429,505	459,291	430,357	459,291
Provision for Deferred Taxes	1,388,295	1,542,886	3,507,389	2,732,855
Accrued Taxes on Income	994,886	2,215	1,390,000	388,418
Taxes Payable	277,403	126,855	301,260	462,849
Total	8,093,646	3,591,657	12,063,321	9,564,624
Current	1,877,219	184,085	2,864,753	1,414,571
Long-term	6,216,427	3,407,572	9,198,568	8,150,053

Nature and origin of deferred tax liabilities

	Bank

	December 31, 2008	Merger (1)	Recognition	Realization	December 31, 2009

Adjustment to Fair Value of Trading Securities	1,325,342	1,273	-	(289,191)	1,037,424
Adjustment to Fair Value of Available-for-sale Securities	179,498	175,764	-	(123,399)	231,863
Excess Depreciation of Leased Assets	38,046	-	78,788	-	116,834
Others	-	2,182	-	(8)	2,174
Total	1,542,886	179,219	78,788	(412,598)	1,388,295

	Bank

	December 31, 2007	Recognition	Realization	December 31, 2008

Adjustment to Fair Value of Trading Securities	434,665	890,677	-	1,325,342
Adjustment to Fair Value of Available-for-sale Securities	248,582	20,687	(89,771)	179,498
Excess Depreciation of Leased Assets	-	38,046	-	38,046
Others	32,878	-	(32,878)	-
Total	716,125	949,410	(122,649)	1,542,886

	Consolidated

	December 31, 2008	Acquisition / Disposal (1)	Recognition	Realization	December 31, 2009

Adjustment to Fair Value of Trading Securities	1,327,588	2,665	1,757	(290,277)	1,041,733
Adjustment to Fair Value of Available-for-sale Securities	226,094	27,134	139,059	(127,472)	264,815
Deferred Income from Derivatives	1,176,290	-	1,033,129	(11,120)	2,198,299
Other	2,883	1,330	123	(1,794)	2,542
Total	2,732,855	31,129	1,174,068	(430,663)	3,507,389

		Consolidated

	December 31, 2007	Acquisition / Disposal (1)	Recognition	Realization	December 31, 2008

Adjustment to Fair Value of Trading Securities	435,767	1,791	890,728	(698)	1,327,588
Adjustment to Fair Value of Available-for-sale Securities	248,583	525	66,761	(89,775)	226,094
Excess Depreciation of Leased Assets	3,169	785,075	389,477	(1,431)	1,176,290
Others	54,320	105,476	703	(157,616)	2,883
Total	741,839	892,867	1,347,669	(249,520)	2,732,855

(1) Merger/Acquisition/Disposal of companies (Note 16).

21. Subordinated Debts

Consist of securities issued according to the rules of the Bacen, which are used as Level II Reference Equity for calculating the operating limits.

	Bank/Consolidated					Bank

	2009					2008

	Issuance	Maturity	Amount	Interest rate (p.a.)	Total	Total

Subordinated Certificates of Deposit (2)	June-06	July-16	R$1.500 milhões	105,0% CDI	2,263,856	2,050,292
Subordinated Certificates of Deposit	March-09	March-19	R$1.507 milhões	13.8%	1,667,219	-
Subordinated Certificates of Deposit (2)	October-06	September-16	R$850 milhões	104,5% CDI	1,226,492	1,111,313
Subordinated Certificates of Deposit (2) (5)	July-07	July-14	R$885 milhões	104,5% CDI	1,155,269	1,046,778
Perpetual Bonds (1)	September-05	Indeterminate	US$500 milhões	8.70%	872,704	1,171,324
Subordinated Certificates of Deposit (2) (5)	April-08	April-13	R$600 milhões	100,0% CDI + 1,3%	733,444	659,220
Subordinated Certificates of Deposit (2) (5)	April-08	April-13	R$555 milhões	100,0% CDI + 1,0%	679,443	612,183
Subordinated Certificates of Deposit (2)	July-06 a October-06	July-16	R$447 milhões	104,5% CDI	665,790	603,266
Subordinated Certificates of Deposit (2) (5)	January-07	January-13	R$300 milhões	104,0% CDI	418,055	378,974
Subordinated Certificates of Deposit (2) (5)	August-07	August-13	R$300 milhões	100,0% CDI + 0,4%	390,192	353,546
Subordinated Certificates of Deposit (2) (5)	January-07	January-14	R$250 milhões	104,5% CDI	348,846	316,086
Subordinated Certificates of Deposit (2) (3)	May-08 to June-08	May-13 to maio-18	R$283 milhões	CDI	338,366	305,087
Subordinated Certificates of Deposit (2) (4)	May-08 to June-08	May-13 to June-18	R$268 milhões	IPCA	325,676	288,447
Subordinated Certificates of Deposit (2) (5)	November-08	November-14	R$100 milhões	120,5% CDI	114,490	102,184
Subordinated Certificates of Deposit (2) (5)	February-08	February-13	R$85 milhões	IPCA +7,9%	107,048	95,175
Floating Rate Notes (5)	November-99	November-09	US$170 milhões	Libor + 4,5%	-	80,400
Floating Rate Notes (5)	November-99	November-09	US$30 milhões	Libor + 4,5%	-	14,167
Total					11,306,890	9,188,442
Current					2,104	97,391
Long-term					11,304,786	9,091,051

(1) Perpetual bonds issued by the Grand Cayman branch with quarterly interest payments. These bonds do not have a maturity date or mandatory redemption, although they may, at the discretion of Banco Santander S.A. and with prior authorization by the Bacen, be redeemed in full in December 2010 or on any subsequent interest payment date.
(2) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(3) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.2% p.a. to 1.5% p.a.
(4) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.7% p.a.
(5) In 2008, makes reference the emissions of consolidated.

22. Other Payables - Other

	Bank		Consolidated

	2009	2008	2009	2008

Credit cards	5,499,247	2,150,460	5,499,247	4,898,337
Reserve for Labor and Civil Contingencies (Note 23)	4,547,098	1,615,569	4,732,023	3,409,033
Reserve for Contingencies - Responsibility of Former Controlling Stockholders (Note 23.h)	92,762	195,247	94,742	195,247
Sale of Right to Receipt of Future Flow of Payment Orders from Abroad (1)	1,371,588	1,816,289	1,371,588	1,816,289
Payables for Acquisition of Assets and Rights (2)	799,122	1,097,670	799,195	1,250,565
Pension plan (Note 35)	829,437	526,833	829,437	526,833
Accrued Liabilities
Personnel Expenses	1,060,777	478,772	1,105,303	819,109
Administrative Expenses	222,897	393,687	250,834	693,564
Other Payments	131,500	49,600	227,766	256,592
Payables to Suppliers	72,956	102,319	91,811	104,128
Creditors for Unreleased Funds	271,177	55,612	271,177	200,037
Insurance Transaction Debts	-	-	424,490	-
Agreements With Official Institutions	127,271	211,891	127,271	532,744
Provision of Payment Services	163,737	7,143	163,737	140,208
Other	2,372,136	766,642	2,299,729	1,541,909
Total	17,561,705	9,467,734	18,288,350	16,384,595
Current	11,283,527	4,463,015	11,760,662	10,824,526
Long-term	6,278,178	5,004,719	6,527,688	5,560,069

(1) Payable for sale of right to receipt of future flow of payment orders receivable from foreign correspondent banks. It includes the series 2004-1 in the amount of US$190million (2008 - US$277 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$190 million, with charges equivalent to 6.2% p.a., payable semiannually, with the principal payable in 10 installments between September 2010 to September 2015 and the series 2008-2 in the amount of US$300 million, with charges equivalent to Libor (6 months) + 0.80 p.a., payable semiannually, with the principal payable in 10 installments between March 2010 to September 2014, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months)+ 2.1% p.a., payable semiannually, with the principal payable in 6 semiannual installments from March 2012 to September 2014, and the series 2009-2, in the amount of US$50 million, with charges of 6.3% p.a., payable semiannually, with the principal payable in 14 semiannual installments from March 2013 to September 2019.

(2) Refers basically to export note loan operations in the amount of R$748,754 (2008 - R$1,054,940).

23. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Reserves were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized reserves are sufficient to cover possible losses on the lawsuits.

a) Contingent assets

In December, 31, 2009 and 2008 no contingent assets were accounted for.

b) Contingent liabilities and legal obligations by nature

	Bank		Consolidated

	2009	2008	2009	2008

Reserve for Tax Contingencies (1) (Note 20)	5,003,557	1,460,410	6,434,315	5,521,211
Reserve for Labor and Civil Contingencies (Note 22)	4,547,098	1,615,569	4,732,023	3,409,033
Reserve for Labor Contingencies	3,005,466	1,217,540	3,094,615	2,220,208
Reserve for Civil Contingencies	1,541,632	398,029	1,637,408	1,188,825
Total	9,550,655	3,075,979	11,166,338	8,930,244

(1) Includes, mainly, legal obligations.

c) Changes in contingent liabilities and legal obligations

	Bank

	2009			2008

	Tax	Labor	Civil	Tax	Labor	Civil

Balance at beginning of year	1,460,410	1,217,540	398,029	2,076,861	1,036,653	333,074
Recognition (1)	1,599,464	1,679,080	681,496	548,160	781,798	214,313
Reversal of Accruals	(80,170)	-	-	-	-	-
Merger/ Acquisition/ Disposal of Shareholding Interest (Note 16)	2,655,189	1,043,807	759,607	-	-	-
Write-offs Due to Payment (2) (4)	(631,336)	(934,961)	(297,500)	(1,299,000)	(600,911)	(149,358)
Others (1)	-	-	-	134,389	-	-
Balance at end of year	5,003,557	3,005,466	1,541,632	1,460,410	1,217,540	398,029
Escrow Deposits - Other Receivables (3)	928,940	873,723	153,218	595,864	383,349	57,866
Escrow Deposits - Securities(3)	49,596	49,739	52,035	14,989	76,635	5,795

	Consolidated

	2009			2008

	Tax	Labor	Civil	Tax	Labor	Civil

Balance at beginning of year	5,521,211	2,220,208	1,188,825	2,395,446	1,074,131	343,183
Recognition (1)	2,332,489	1,778,097	777,888	863,527	1,023,187	310,885
Reversal of Accruals	(256,902)	(3,619)	(5,752)	(99,574)	(29,405)	(19,705)
Acquisition/ Disposal of Shareholding Interest (Note 16)	(678)	89,637	15,990	3,508,138	836,405	744,936
Write-offs Due to Payment (2) (4)	(1,161,805)	(989,708)	(339,543)	(1,302,059)	(684,110)	(190,474)
Others (2)	-	-	-	155,733	-	-
Balance at end of year	6,434,315	3,094,615	1,637,408	5,521,211	2,220,208	1,188,825
Escrow Deposits - Other Receivables (3)	1,252,140	892,940	178,421	1,603,755	1,007,198	217,658
Escrow Deposits - Securities(3)	54,278	49,739	52,281	34,016	76,808	142,755

(1) There are Tax Risks in contingent tax and legal liabilities recognition in the period, under Tax Expenses, Other Operating Expenses and Income Tax and Social Contribution.
(2) In June 2008, after having received unfavorable decisions from the Federal Regional Court on appeals filed, the Bank paid the amount of R$1,298,505 related to the lawsuit that challenged the increase in social contribution tax rate (18%) for financial institutions. As the obligation was paid, the related tax credit, recorded as a reduction to liabilities, was reclassified to Other receivables (note 12.a). The Bank still challenges in court the application of the increased tax rate and, on June 9, 2008, filed a special appeal and an extraordinary appeal with the proper court.

(3) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.
(4) Includes the effects of the application of Law 11,941/2009 on lawsuits claiming about tax and previdencial debits (Note 23.d).

d) Legal obligations - tax and social security

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of recognition of revenue from leasing consideration.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as cash payment, were recorded at the time of entry into the program. As a result, was settled contingent tax liabilities in the amount of R$681,841 in the Bank and R$ 1,344,860 through the payment (R$45,959 in the Bank and R$422,857 in the Consolidated) and the conversion of guarantee deposits (R$583,180 in the Bank and R$ 731,160 in the Consolidated). It was recorded in the income of the year in the account “Other operating income (expenses)”, a net gain of R$35,094 in the Bank and R$ 207,603 in the Consolidated before taxes. It was not used tax loss carryforwards or social contribution in the settlement of these tax debts as authorized by the Law.

The Bank and its subsidiaries also accepted to split the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized in the case of this kind of a split as it was not possible to identify and quantify the processes to be included in the program and its accouting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law n° 11.941/09 are:

PIS and Cofins - R$3,317,827 in the Bank and R$3,739,729 in the Consolidated (2008 - R$670,371 in the Bank and R$2,210.489 in the Consolidated): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law No. 9.718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

CSLL - equal tax treatment - R$180,452 in the Bank and R$258,985 in the Consolidated (2008 - R$502,948 in the Consolidated): lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law 11.941/09.

Increase in CSLL tax rate - R$300,066 in the Bank and R$563,419 in the Consolidated (2008 - R$131,761 in the Consolidated): in September 2008, the Bank and the other entities of the group filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

e) Tax and social security contingencies

Refer to judicial and administrative proceedings related to taxes and social security classified, based on the legal counsel’s opinion, as probable loss, for which reserves were recorded. The matters in dispute refer to the following:

ISS (service tax) - Financial Institutions - R$257,244 in the Bank and R$268,845 in the Consolidated (2008 - R$75,820 in the Bank and R$279,554 in the Consolidated) refers to administrative and judicial proceedings with several municipalities that require the payment of ISS on several revenues from operations that usually do not qualify as service provision.

INSS (social security contribution) - R$181,353 in the Bank and R$209,045 in the Consolidated (2008 - R$76,570 in the Bank and R$163,896 in the Consolidated): refers to administrative and judicial proceedings seeking collection of social security contribution and salary premium for education on amounts that normally are not of a salary nature.

Allowance for doubtful accounts - R$181,246 in the Bank and R$209,559 in the Consolidated (2008 - R$205,714 in the Consolidated): collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in calendar 1995, alleging that the tax criteria in effect at the time were not complied with.

f) Labor contingencies

These are lawsuits brought by labor unions and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For labor claims considered to be similar and usual, reserves are recognized based on the history of payments made. Labor claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and reserves are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

g) Civil contingencies

Lawsuits for indemnity seek indemnity for property damage and/or pain and suffering, relating to the consumer relationship on matters related to credit cards, bank accounts, collection and loans. There are also collection lawsuits related to the elimination of inflation effects in savings and escrow deposit accounts deriving from the Economic Plans (Bresser, Verão, Collor I and II).

For civil lawsuits considered to be similar and usual, reserves are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and reserves are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

On September 1, 2009, the Bank reached an settlement with the non-controlling stockholders of the extinct Banco Noroeste related to the lawsuits filed against the corporate events that occurred in 1998 and 1999 and the lawsuits were terminated. This settlement and the resulting termination of the lawsuits have already been confirmed by courts.

h) Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$429,505, R$60,631 and R$32,131 in the Bank and R$430,357, R$61,141 and R$33,601 in the Consolidated (2008 - R$459,291, R$137,861 and R$57,386 in the Bank and in the Consolidated), respectively, recorded under “Other payables - tax and social security” (Note 20) and “Other payables - other” (Note 22) which are the responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$522,267 in the Bank and R$525,099 in the Consolidated (2008 - R$654,538 in the Bank and in the Consolidated), recorded under “Other receivables - other” (Note 13). These lawsuits have no effects on the balance sheet for the Bank and Consolidated.

i) Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by the legal counsel as possible loss, which were not accounted for. The main lawsuits are:

CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuídora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals judged the administrative proceedings, annulling the infraction notice of Santander DTVM and confirming the infraction notice of the Bank. In both cases, an administrative appeal can be filed with the Higher Board of Tax Appeals (CSRF). The updated amount of each proceeding is approximately R$ 515 million.

IRPJ and CSLL on Reimbursement arising from Contractual Guarantees – in December 2007, the Federal Revenue Service issued an Infraction Notice in the amount of R$320 million against Banco Santander S.A. The notice refers to the collection of IRPJ and CSLL for tax year 2002 on amounts reimbursed by y the former controlling stockholder of Banco Santander S.A. for payments made by y the Bank that were the responsibility of the controlling stockholder. The Federal Revenue Service understood that the amount deposited in favor of Santander S.A. is not a reimbursement but a taxable income. The Bank has filed an administrative defense and the decision was unfavorable. The updated amount of each proceeding is approximately R$381 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. The updated amount involved is approximately R$345 million.

Losses on lending operations - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of losses on lending operations once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$224 million.

CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$165 million.

CSLL - equal tax treatment - Amendment 10/96 - Lawsuit regarding the difference in social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$162 million.

CSLL - Final and unappealable decision - This lawsuit claims the right not to recognize the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL, as the Entity was granted a favorable final and unappealable decision that overrules the collection of CSLL under Law 7689/1988 and Law 7787/1989. The appeals filed with the Federal Regional Court are awaiting a decision. The amount involved adjusted for inflation is approximately R$148 million.

Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Bank has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

24. Stockholders’ Equity

a) Capital

According to the bylaws, the Bank's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders. The paid-up capital is represented as follows:

	Shares in thousands

	2009			2008

	Common	Preferred	Total	Common	Preferred	Total

Brazilian residents	33,546,259	32,004,313	65,550,572	2,734,410	3,993,767	6,728,177
Foreign residents	179,295,473	154,198,072	333,493,545	171,558,006	147,472,100	319,030,106
Total	212,841,732	186,202,385	399,044,117	174,292,416	151,465,867	325,758,283

On October 13, 2009, as a result of the Global Share Offering (note 1), the capital of Banco Santander was increased by 525,000.000 Units, each Unit represents 55 common shares and 50 preferred shares, all registered shares, without par value. On October 29, 2009 the number of shares initially offered in the Global Share Offering was increased by 6.85%, i.e., 35,955,648. Totaling an increase of R$13,182,458 and the transaction costs of R$193,616 were recorded as a debit in the Capital Reserve line.

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved the capital increase of Banco Santander in the amount of R$2,471,413, with the issuance of 14,410,886 thousand shares (7,710,343 thousand are common shares and 6,700,543 thousand are preferred share) ,all of them registered and without par value, related to the share merger of Santander Seguros, Santander Brasil Asset and BCIS (Note 2).

The Extraordinary Stockholders’ Meeting held on August 29, 2008 approved the increase in Banco Santander’s total capital from R$38,920,753, of which R$38,020,753 were allocated to Capital and R$900,000 to Capital Reserves, through the issuance of 189,300,327 thousand shares, (101,282,490,000 are common shares and 88,017,837,000 are preferred shared), without par value, related to the merger of shares of Banco Real and AAB Dois Par, (Note 2).

At the meeting held on July 25, 2008, the Board of Directors approved a capital increase of 3,689,477 thousand shares (1,974,003 thousand common shares and 1,715,474 thousand preferred shares), in the amount of R$800,000.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

	2009

	In thousands of reais (5)	Reais per thousand shares/Units

		Common	Preferred	Units

Interest on capital recognized in income for the year ended December 31, 2009 (1)	340,000	0.9974	1.0972	n.a.
Interest on capital recognized in income for the year ended December 31, 2009 (2)	285,000	0.8361	0.9197	n.a.
Interim dividends recognized in income for the year ended December 31, 2009 (3)	327,400	0.7839	0.8623	86.2271
Intermediate dividends recognized in income for the year ended December 31, 2009 (3)	422,600	1.0118	1.1130	111.2999
Interest on capital recognized in income for the year ended December 31, 2009 (3) (4)	200,000	0.4789	0.5267	52.6738
Total Accumulated as of December 31, 2009	1,575,000

(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070 and Preferred shares - R$0.4477, net of taxes, and Units R$44,7728.
(5) The amount related to the intermediate dividends, intercalary dividends and interest on capital are fully input into the mandatory dividends, which will be paid on February 22, 2010, without any additional amount for monetary for monetary correction.

	2008

	In thousands of reais	Reais per thousand shares/Units

		Common	Preferred	Units

Dividends based in interim income for the year ended December 31, 2008 (1)	752,807	2.2084	2.4293	n.a.
Dividends based in interim income for the year ended December 31, 2008 (1)	217,193	0.6372	0.7009	n.a.
Dividends based in Recognized Reserves (1)	3,045	0.0089	0.0098	n.a.
Interest on capital recognized in income for the year ended December 31, 2008 (1) (2)	480,000	1.4081	1.5489	n.a.
Total accumulated as of December 31, 2008	1,453,045

(1) Established by Board of Directors in December 2008.
(2) Common shares - R$1.1969 and Preferred shares - R$1.3166, net of taxes.

c) Dividend equalization reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Treasury shares

On February, 2009 the Bank acquired 25.395 thousands own shares for the amount R$1.948. The Extraordinary Shareholders' Meeting held on August, 2009 decided the cancellation of shares of its own issuance held in treasury, without reducing capital, through the absorption of R$ 1,948 of the Capital Reserves account.

e) Consolidated stockholders’ equity – Unrealized Results

The Consolidated Stockholders’ Equity is decreased by R$34,753 (2008 - R$37,328) of unrealized results and the realization of these results affected net income in the period by R$4,707 (2008 - R$39,709).

25. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)

	2009	2008

Adjusted Tier I Regulatory Capital (2)	42,357,612	23,033,013
Tier II Regulatory Capital	9,972,644	8,504,338
Adjusted Regulatory Capital (Tier I and II) (2)	52,330,256	31,537,351
Required Regulatory Capital	22,483,494	23,527,735
Adjusted Portion of Credit Risk (2)	20,607,792	22,324,423
Market Risk Portions (3)	844,882	916,186
Operational Risk Portion	1,030,820	287,126
Basel II Ratio	25.6%	14.7%

(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).
(2) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.
(3) Includes the portions for the Market Risk exposures subject to foreign currency coupon rates, price and interest rate indices, price of commodities, price of shares classified in the trading portfolio, interest rates not classified in the trading portfolio.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2009 and 2008, Santander classifies for said index.

26. Related-Party Transactions

a) Management compensation

At the Stockholders' meeting was defined to maximum aggregate compensation for the Board of Directors and Executive Officers the amount of R$225,554 thousands. In 2008, the management compensation, made reference to the amount defined by Santander´s Stockholders and Banco Real Conglomerate´s compensation since August 29, 2008, (Note 2.a) totaling R$108.702.

I) Short-term benefits

	Consolidated

Board of Directors’ and Executive Board’s compensation	2009	2008

Fixed Compensation	35,258	16,017
Variable Compensation	121,490	55,421
Other	6,294	4,335
Total	163,042	75,773

II) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

In conformity with prevailing regulations, financial institutions cannot grant loans or advances to:

I) any individuals or legal entities that control the institution or any entity under joint control with the institution, or any officer, member of the board of directors, member of the supervisory board, or member of the immediate family of such individuals;
II) any entity controlled by the institution; or
III) any entity in which the Bank holds, directly or indirectly, 10% or more of the capital.

Accordingly, loans or advances are not granted to any subsidiaries, executive officers, members of the board of directors or their families.

c) Ownership interest

The table below shows the direct interest (common shares and preferred shares) outstanding.

	2009

	Common		Preferred		Total

Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)

	(in thousand of shares, except percentages)
Grupo Empresarial Santander, S.L.(1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Seguros S.A. (2)	7,241	0.0%	9,525	0.0%	16,766	0.0%
Santander Insurance Holding (1)	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	311,840	0.1%	284,366	0.2%	596,206	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	33,283,259	15.6%	31,758,342	17.1%	65,041,601	16.3%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(1) Companies of the Santander Spain Group.
(2) The Merger of Shares of Santander Seguros, mentioned in Note 2.c, was carried to mutual participation between Santander and Santander Seguros, which will be eliminated within a maximum of one year from the Extraordinary General Meeting which approved and the Merger of Shares, as provided rules in force.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

Transactions among the entities of Santander are carried out under usual market rates and terms, comparable to those applied in transactions with unrelated parties. The principal transactions and balances are as follows:

	Bank

	2009		2008

	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)

Cash and Cash Equivalents	295,448	-	307,695	-
Banco Santander, S.A. - Espanha	294,539	-	307,426	-
Other	909	-	269	-
Interbank Investments	16,602,586	1,594,576	8,229,944	48,350
Aymoré CFI	15,282,350	1,543,283	-	-
Banco Santander, S.A. - Espanha	993,768	2,463	3,419,411	23,911
Abbey National Treasury Services Plc	-	2,487	4,674,000	9,437
Banco Real	-	-	-	3,604
SB Leasing	-	5,892	121,755	10,590
Other	326,468	40,452	14,778	808
Securities and Derivatives	27,848,575	2,534,502	6,022,769	6,208,378
Santander Leasing	26,950,695	1,599,649	-	-
Santander Benelux, S.A., N.V.	891,133	489,345	1,472,414	5,565,713
ABN Leasing	-	241,835	-	-
Banco Real	-	-	662,968	134,823
SB Leasing	-	305,221	3,858,112	429,471
Other	6,747	(101,548)	29,275	78,371
Dividends and Bonuses Receivables	265,588	-	394,846	-
Santander Seguros	187,504	-	-	-
Santander Leasing	47,422	-	-	-
Santander CCT	14,058	-	20,789	-
RCI Leasing	4,948	-	-	-
AAB Dois Par	-	-	193,856	-
Santander Participações	-	-	168,028	-
Other	11,656	-	12,173	-

Trading	251	-	18,865	-
Banco Santander, S.A. - Espanha	251	-	18,865	-
Foreign Exchange Portfolio	6,051,576	293,559	2,546,422	-
Banco Real	-	-	217,717	-
Banco Santander, S.A. - Espanha	6,051,576	293,559	1,924	-
Santander Benelux, S.A., N.V.	-	-	2,326,781	-
Receivables from Affiliates	393,385	2,563,889	130,597	70,459
Santander Seguros	375,215	-	115,720	1,078
Santander Capitalização	4,021	31,329	3,054	35,054
SB CTVM	-	-	3,728	28,744
Santusa Holding, S.L.	-	2,360,208	-	-
Aymoré CFI	-	14,375	-	-
Santander Asset	-	-	147	3,505
Banco Santander, S.A. - Espanha	102	114,004	1,924	-
Other	14,047	43,973	6,024	2,078
Other Receivables - Other	107,972	17,890	148,955	8,015
Brazil Foreign Diversified Payment Rights Finance Company	106,749	-	147,982	-
Santander Capitalização	1,203	1,141	918	-
Banco Santander, S.A. - Espanha	-	15,990	-	7,900
Other	20	759	55	115
Deposits	(34,003,663)	(2,801,602)	(5,159,398)	(499,376)
Santander Leasing	(20,728,417)	(1,285,645)	-	-
Aymoré CFI	(11,450,555)	(724,792)	-	-
Banco Bandepe	(1,289,935)	(117,176)	-	-
Santander CCT	(139,199)	(16,663)	(82,534)	(12,988)
ABN Leasing	-	(258,784)	-	-
Banco Real	-	-	(613,167)	(192)
SB Leasing	-	(282,089)	(3,658,948)	(415,655)
Santander Participações	-	(23,757)	(593,257)	(46,248)
Other	(395,557)	(92,695)	(211,492)	(24,293)
Repurchase Commitments	(768,025)	(47,882)	(3,773,720)	(94,307)
Real Fdo Inv. Mult. Santillana Cred. Privado	(192,139)	(7,922)	-	-
ISBAN Brasil S.A. - Altec	(112,134)	(4,337)	-	-
Fundo de Investimento Multimercado Menorca Crédito Privado	(106,490)	-	-	-
SB Consórcios	(96,953)	(5,217)	-	-
Santander CCT	(80,879)	(685)	(117,485)	(10,654)
Real CHP S.A.	(57,917)	-	-	-
Produban Informática	(43,138)	(3,053)	-	-
Webmotors S.A.	(29,990)	(3,016)	-	-
Banco Bandepe	(29,670)	1	-	-
AAB Dois Par	-	(2,282)	-	-
ABN AMRO Real Administradora de Consórcio Ltda.	-	(8,339)	-	-
Banco Real	-	-	(3,656,235)	(81,611)
CBSS	-	(4,821)	-	-
Real Corretora de Seguros S.A.	-	(4,853)	-	-
Santander Seguros	-	(1,904)	-	-
Other	(18,716)	(1,456)	-	(2,042)
Securities and Derivatives	(108,231)	(2,648)	-	-
Banco Santander, S.A. - Espanha	(108,231)	(2,648)	-	-
Borrowings and Onlendings	(3,180,270)	(176,360)	(3,493,865)	(51,739)
Banco Santander, S.A. - Espanha	(2,633,465)	(164,203)	(2,213,063)	(12)
Abbey National Beta Investments Limited	(387,616)	(1,869)	-	-
Santander Overseas Bank, Inc - Puerto Rico	-	(9,062)	(1,153,129)	(50,406)
Other	(159,190)	(1,225)	(127,673)	(1,321)
Derivatives	(982,307)	(857,522)	(3,062,122)	(6,198,065)
Santander Benelux, S.A., N.V.	(957,392)	(810,317)	(1,434,703)	(5,906,458)
Abbey National Treasury Services Plc	(24,028)	(20,539)	-	(18,615)
Banco Real	-	-	(1,587,175)	(196,810)
Other	(887)	(26,667)	(40,244)	(76,182)
Foreign Exchange Portfolio	(6,015,609)	(227,281)	(201,284)	-
Banco Santander, S.A. - Espanha	(6,015,609)	(227,281)	-	-
Banco Real	-	-	(201,284)	-
Dividends and Bonuses Payables	(1,288,556)	-	(1,352,252)	-
Sterrebeeck B.V.	(730,728)	-	(784,892)	-
Grupo Empresarial Santander, S.L.	(537,312)	-	(567,344)	-
Other	(20,516)	-	(16)	-
Payables to Affiliates	(11,036)	(84,583)	(12,163)	(1,292)
Banco Santander, S.A. - Espanha	(8,755)	(700)	(12,075)	(289)
Microcrédito	(1,593)	(19,283)	-	-
Aymoré CFI	(459)	-	-	-
Ingeniería de Software Bancario, S.L.	-	(19,564)	-	-
Produban Servicios Informáticos Generales, S.L.	-	(14,289)	-	-
Aquanima Brasil Ltda.	-	(22,239)	-	-
Universia Brasil S.A.	-	(2,299)	-	-
SB Asset	-	(3,220)	-	-
Other	(229)	(2,989)	(88)	(1,003)

Other Payables - Other	(3,038,807)	(304,167)	(1,840,265)	(291,972)
Brazil Foreign Diversified Payment Rights Finance Company	(1,371,588)	(52,285)	(1,816,289)	(65,403)
Banco Santander, S.A. - Espanha	(1,667,219)	(197,147)	-	-
Ingeniería de Software Bancario, S.L.	-	(1,125)	(14,479)	(19,857)
ISBAN Brasil S.A.	-	-	(6,368)	(95,552)
Produban Informática	-	-	(45)	(82,519)
Santander Investment Securities Inc.	-	(44,757)	-	-
Altec, S.A. - Chile	-	(6,103)	-	-
Other	-	(2,751)	(3,084)	(28,641)

	Consolidated

	2009		2008

	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)

Cash and Cash Equivalents	295,448	-	714,127	-
Banco Santander, S.A. - Espanha	294,539	-	713,858	-
Other	909	-	269	-
Interbank Investments	993,768	4,949	8,216,392	33,348
Banco Santander, S.A. - Espanha	993,768	2,463	3,542,392	23,911
Abbey National Treasury Services Plc	-	2,487	4,674,000	9,437
Other	-	-	-	-
Securities and Derivatives	897,352	386,528	1,501,689	5,644,084
Santander Benelux, S.A., N.V.	891,133	489,344	1,472,414	5,565,713
Real Fdo Inv. Mult. Santillana Cred. Privado	5,739	(182,833)	-	-
Fundo de Investimento Multimercado Menorca de Crédito Privado	480	60,282	-	-
Abbey National Plc	-	17,702	417	-
Other	-	2,033	28,858	78,371
Trading	251	-	18,865	-
Banco Santander, S.A. - Espanha	251	-	18,865	-
Foreign Exchange Portfolio	6,051,576	293,559	2,872,705	-
Banco Santander, S.A. - Espanha	6,051,576	293,559	545,924	-
Santander Benelux, S.A., N.V.	-	-	2,326,781	-
Receivable from Affiliates	102	2,487,029	125,237	44,032
Banco Santander, S.A. - Espanha	102	114,004	1,924	7,900
Santander Capitalização	-	12,597	3,054	35,054
Santander Seguros	-	213	115,720	1,078
Santusa Holding, S.L.	-	2,360,208	-	-
Other	-	6	4,539	-
Other Receivables - Other	106,788	16,794	147,982	7,900
Brazil Foreign Diversified Payment Rights Finance Company	106,749	-	147,982	-
Banco Santander, S.A. - Espanha	13	15,990	-	7,900
Other	26	804	-	-
Deposits	(19)	(11,940)	(120,400)	(10,374)
Fundo de Investimento Multimercado Menorca de Crédito Privado	(3)	(11,940)	-	-
ISBAN Brasil S.A.	-	-	(73,153)	(7,445)
Produban Informática	-	-	(35,438)	(2,654)
Santander Seguros	-	-	(8,094)	-
Other	(16)	-	(3,715)	(275)
Repurchase Commitments	(298,630)	(7,922)	-	-
Real Fdo Inv. Mult. Santillana Cred. Privado	(192,139)	(7,922)	-	-
Fundo de Investimento Multimercado Menorca de Crédito Privado	(106,490)	-	-	-
Other	-	-	-	-
Securities Issued Abroad	(108,231)	(2,648)	-	-
Banco Santander, S.A. - Espanha	(108,231)	(2,648)	-	-
Borrowings and Onlendings	(3,180,270)	(176,360)	(5,471,056)	(552,897)
Banco Santander, S.A. - Espanha	(2,633,465)	(164,203)	(4,071,725)	(439,379)
Abbey National Beta Investments Limited	(387,616)	(1,869)	-	-
Banco Santander, S.A. - Chile	(1,783)	-	(4,287)	(50,838)
Santander Overseas Bank, Inc - Puerto Rico	-	(9,062)	(1,153,129)	(50,406)
Other	(157,406)	(1,225)	(241,915)	(12,274)
Derivatives	(981,908)	(854,627)	(1,667,390)	(6,183,306)
Santander Benelux, S.A., N.V.	(957,392)	(810,317)	(1,468,981)	(5,915,518)
Abbey National Treasury Services Plc	(24,028)	(20,539)	-	(18,615)
Banco Santander, S.A. - Espanha	-	-	(160,648)	(204,622)
Other	(488)	(23,772)	(37,761)	(44,551)
Foreign Exchange Portfolio	(6,015,609)	(227,281)	(502,063)	(135,865)
Banco Santander, S.A. - Espanha	(6,015,609)	(227,281)	(502,063)	(135,865)
Dividends and Bonuses Payables	(1,392,078)	-	(1,352,252)	-
Sterrebeeck B.V.	(739,683)	-	(784,892)	-
Grupo Empresarial Santander, S.L.	(570,414)	-	(567,344)	-
Santander Insurance Holding, S.L.	(81,701)	-	-	-
Other	(281)	-	(16)	-
Payables to Affiliates	(9,096)	(58,527)	(12,163)	(1,292)
Banco Santander, S.A. - Espanha	(9,096)	(700)	(12,075)	(289)
Ingeniería de Software Bancario, S.L.	-	(19,564)	-	-
Aquanima Brasil Ltda.	-	(22,239)	-	-
Produban Servicios Informáticos Generales, S.L.	-	(14,289)	-	-
Other	-	(1,734)	(88)	(1,003)

Other Payables - Other	(3,038,807)	(304,033)	(1,844,660)	(291,972)
Brazil Foreign Diversified Payment Rights Finance Company	(1,371,588)	(52,285)	(1,816,289)	(65,403)
Santander Investment Securities Inc.	-	(44,757)	-	-
Banco Santander, S.A. - Espanha	(1,667,219)	(197,147)	-	-
Altec, S.A. - Chile	-	(6,103)	(4,395)	(2,837)
Ingeniería de Software Bancario, S.L.	-	(1,125)	(14,479)	(19,857)
Aquanima Brasil Ltda.	-	-	-	(16,095)
ISBAN Brasil S.A.	-	-	(6,368)	(95,552)
Produban Informática	-	-	(45)	(82,519)
Universia Brasil S.A.	-	-	-	(2,237)
Other	-	(2,616)	(3,084)	(7,472)

27. Income from Services Rendered

	Bank		Consolidated

	2009	2008	2009	2008

Revenue from Services Provided	3,963,143	3,045,357	5,277,294	4,250,300
Lending Operations	302,673	701,118	390,837	738,818
Insurance	720,276	572,753	890,011	696,635
Income from Fund Management	712,296	538,072	894,636	707,639
Credit Cards	928,667	439,872	1,208,103	796,904
Check Account Services	282,477	188,492	312,205	219,786
Securities Brokerage and Placement Services	137,756	42,119	322,689	196,925
Receiving Services
Collection	339,094	152,645	393,606	229,437
Bills, Taxes and Fees	97,374	62,339	114,025	84,980
Guarantees Provided	203,648	108,297	219,749	123,192
Others	238,882	239,650	531,433	455,984
Income from Banking Fees	1,487,663	669,018	2,102,654	1,123,932
Current Account and Fees	919,831	299,972	1,089,368	371,967
Loans	433,481	322,976	801,553	420,257
Others	134,351	46,070	211,733	331,708
Total	5,450,806	3,714,375	7,379,948	5,374,232

28. Personnel Expenses

	Bank		Consolidated

	2009	2008	2009	2008

Compensation	2,199,068	1,074,966	2,775,388	1,756,447
Charges	938,731	420,537	1,189,562	720,628
Benefits	642,742	331,199	801,722	477,655
Training	83,329	25,199	88,393	46,732
Others	5,125	2,190	6,919	3,023
Total	3,868,995	1,854,091	4,861,984	3,004,485

29. Other Administrative Expenses

	Bank		Consolidated

	2009	2008	2009	2008

Outside and Specialized Services	1,460,144	723,551	1,835,097	1,067,460
Depreciation and Amortization (1)	3,814,828	1,222,932	4,002,472	1,396,401
Advertising, Promotions and Publicity	464,618	304,550	556,763	527,818
Data Processing	816,973	435,362	1,000,697	757,075
Communications	536,444	256,572	638,817	385,256
Rentals	383,331	174,380	465,120	261,802
Transportation and Travel	280,872	128,669	362,167	200,533
Security Services	230,674	109,480	268,247	158,262
Asset Maintenance and Upkeep	142,328	82,122	175,478	107,247
Financial System Services	305,832	73,318	392,715	184,124
Utilities	116,478	63,086	137,399	85,989
Materials	78,482	35,045	92,362	55,631
Others	212,245	111,272	273,062	229,289
Total	8,843,249	3,720,339	10,200,396	5,416,887

(1) In 2009, includes goodwill amortization of R$2,808,885 in the Bank and R$2,876,821 in the Consolidated (2008 - R$570,857 in Bank and Consolidated) Note 18.

30. Tax Expenses

	Bank		Consolidated

	2009	2008	2009	2008

COFINS (tax on revenue)	1,071,907	476,063	1,443,970	642,493
ISS (service tax)	260,626	161,569	352,669	240,760
PIS/PASEP (tax on revenue)	174,195	77,360	232,827	101,855
Others	301,277	78,968	427,711	187,804
Total	1,808,005	793,960	2,457,177	1,172,912

31. Other Operating Income

	Bank		Consolidated

	2009	2008	2009	2008

Monetary Adjustment of Escrow Deposits	357,459	208,356	472,817	302,008
Recovery of Charges and Expenses	372,864	255,685	485,871	355,283
Reversal of Operating Accruals
Tax (Note 23.c)	80,170	-	256,902	99,574
Labor (Note 23.c)	-	-	3,619	29,405
Civil (Note 23.c)	-	-	5,752	19,705
Others	26,645	143,856	136,993	349,363
Monetary Variation	10,611	105,095	14,344	106,535
Dividends and Bonuses	218,616	18,388	20,138	42,274
Others	239,015	64,281	459,842	308,170
Total	1,305,380	795,661	1,856,278	1,612,317

32. Other Operating Expenses

	Bank		Consolidated

	2009	2008	2009	2008

Operating Accruals
Labor (Note 23.c)	1,679,080	781,798	1,778,097	1,023,187
Civil (Note 23.c)	681,496	214,313	777,888	310,885
Tax (Note 23.c)	189,804	75,953	372,843	112,085
Other (1)	995,201	46,616	1,080,410	52,937
Credit Cards	312,243	158,402	406,722	232,358
Actuarial Losses - Pension Plan (note 35.a)	98,866	109,407	98,866	109,407
Monetary Losses	98,000	27,149	108,446	27,606
Legal Fees and Costs	100,657	40,491	115,341	40,506
Serasa/SPC (Credit Reporting Agency)	49,702	41,785	65,189	41,799
Interest on Sale of Right to Receipt of Future Flow of Payment Orders from Abroad (2)	(89,997)	557,157	(89,997)	557,157
Impairment of Assets (3)	848,601	11,362	848,599	74,262
Brokerage Fees	35,068	28,764	42,248	28,912
Commissions	16,402	5,718	33,023	25,246
IOF (Taxes on Banking Transactions)	15,097	16,945	15,268	17,043
Others	589,698	194,441	1,006,639	450,714
Total	5,619,918	2,310,301	6,659,582	3,104,104

(1) Includes accrued expenses related to the operating and commercial integration of the activities of Banco Real.
(2) In 2009, includes foreign exchange gains from the appreciation of the Brazilian real of R$159,161 (2008 – expense of R$497,969).
(3) In 2009, includes a provision for impairment losses over the purchase of contracts for provision of banking services in the amount of R$818,843. This impairment was recognized due to: (i) change in the Law of the portability of current accounts which allowed customers to choose the bank which they want to receive their salaries; (ii) reduction on the market value of contracts for provision of banking services; and (iii) the contracts termination experience.

33. Nonoperating (Expenses) Income

	Bank		Consolidated

	2009	2008	2009	2008

Gain on Sale of Investments (1)	3,596,175	3,199	3,944,247	90,847
Gain on Sale of Other Assets	(24,407)	16,403	(24,773)	16,838
Reversal (Recognition) of Allowance for Losses on Other Assets	60,170	8,416	52,196	10,462
Expense on Assets Not in Use	(32,042)	(28,434)	(32,468)	(28,466)
Capital Losses	(2,700)	(34,442)	(15,663)	(52,728)
Other (expenses) Income	188,853	(18,293)	203,600	(25,367)
Total	3,786,049	(53,151)	4,127,139	11,586

(1) In 2009, includes R$3,544 million in Bank and R$3,891 million in Consolidated of gain on sale of investments of Visanet, CBSS, Tecban, Serasa and BM&FBovespa (note 16). In 2008, includes R$81 million in Bank and Consolidated of gain on partial sale of investments of Bovespa and BM&F.

34. Income and Social Contribution Taxes

	Bank		Consolidated

	2009	2008	2009	2008

Income Before Taxes, Net of Profit Sharing	2,480,126	1,275,797	3,753,163	1,264,481
Profit Sharing	(730,097)	(451,911)	(854,398)	(639,172)
Interest on Capital	(825,000)	(480,000)	(832,634)	(486,608)
Unrealized Profits	-	-	(4,707)	(39,709)
Income Before Taxes	925,029	343,886	2,061,424	98,992
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively (1)	(370,012)	(137,554)	(824,570)	(39,597)
Equity in Subsidiaries	864,110	411,589	67,435	2,256
Reserve for Maintenance of Integrity of Stockholders' Equity	57,282	330,951	76,377	330,951
Nondeductible Expenses and Provisions (2)	6,211	(36,888)	32,620	(19,110)
Exchange Variation - Foreign Branches	(615,733)	113,584	(634,492)	640,515
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	136,556	128,287	157,440	128,801
Effects of Change in Rate of 9% (1)	(8,336)	(92,793)	67,409	(87,878)
Other Adjustments	(18,915)	(158)	18,395	17,403
Income and social contribution taxes	51,163	717,018	(1,039,386)	973,341

1) Provisional Act 413 was issued on January 3, 2008 (converted into Law 11727, of June 23, 2008), which established, among other provisions, an increase in social contribution on net income (CSLL) from 9 to 15 percent for financial institutions and insurance and capitalization entities. The Provisional Act became effective on May 1, 2008. For the other companies the social contribution tax rate is 9%.
(2) Includes the tax effects related to the cash payments of lawsuits claiming of tax and previdencial debits in the application of Law 11,941/2009.

35. Pension Plan

a) Supplemental Pension Plan
The Bank and its subsidiaries sponsor private pension entities and plans for the purpose of providing retirement and pension benefits that supplement those provided by government, as defined in the basic regulations of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)
Plan I: fully defrayed by the Bank, covers employees hired on or after May 22, 1975, and those hired by May 22, 1975 who are also entitled to death benefits.

Plan II: effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.9% of the funding rate established by the actuary for each period.

Plan V: fully defrayed by the Bank, covers employees hired on or after May 22, 1975.

Supplemental Pension Plan: was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

Plan III: covers employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

Plan IV: covers employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: was established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

Plan II: provides a risk coverage, temporary supplemental pension, disability retirement, lump-sum death benefit, supplemental sick pay and birth grant, for employees of plan sponsors and is funded exclusively by the sponsors through monthly contributions corresponding to 1.16% (2008 - 1.16%)of the total payroll, structured as a defined benefit plan. Monthly contributions are apportioned as follows: 0.28% (2008 - 0.28%) for risk benefits and 0.88% (2008 - 0.88%) for the administrative program.

Plan III: provides period-certain annuity and monthly life annuity for employees of contributing sponsors and is structured as a defined contribution plan, whereby contributions are freely made by participants starting at 2% of the contribution salary.

III) Holandaprevi: defined contribution plan. In June 2009, the Holandaprevi Pension Plan offered to the employees of the Santander Group - the contribution to which is shared by the employee and the company - was redesigned. Holandaprevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation.

IV) Previban: defined benefit plan, managed by Previban - Previdência Privada Paraiban, sponsored by Banco Real, whose participants are the former employees of Banco da Paraíba S.A. - Paraiban. This plan is closed to new entrants and is in process of withdrawal of sponsoring.

V) Bandeprev: defined benefit plan, sponsored by Banco Bandepe and Banco Real, managed by Bandeprev - Bandepe Previdência Social. The plans are divided into basic plan and special plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants. As a result of the spin-off of Banco de Pernambuco S.A. – Bandepe’s operations and subsequent merger into Banco Real., the employees of Bandepe were transferred to Banco Real on May 1, 2006.

VI) Other
Banco Santander S.A. and subsidiary companies are the sponsor of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

	2009

	Banesprev		Sanprev

	Plan V	Other Plans	Plan I and II

Reconciliation of Assets and Liabilities
Present value of Actuarial Obligations	6,856,080	5,697,026	74,500
Fair Value of Plan Assets	(6,496,849)	(5,376,566)	(140,487)
Adjustments for Allowed Deferrals:
Unrecognized Actuarial Losses	(56,703)	(913,119)	(5)
Unrecognized Actuarial Gains	-	140,866	17,853
Net Actuarial Asset at December 31, 2009 (1)	-	(491,130)	(48,139)
Net Actuarial Liability at December 31, 2009	302,528	39,337	-
Payments Made	(48,312)	(34,337)	(770)
Expenses Recorded	20,682	22,304	-
Actual Return on Plan Assets	288,524	457,163	16,069

			2009

	Other
	Plans	Holandaprevi (2)	Bandeprev

Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	302,396	2,475	883,545
Fair Value of Plan Assets	-	(2,451)	(1,223,946)
Adjustments for Allowed Deferrals:
Unrecognized Actuarial losses	(116,964)	(358)	-
Unrecognized Actuarial Gains	-	767	179,403
Net Actuarial Asset at December 31, 2009 (1)	-	-	(263,585)
Net Actuarial Liability at December 31, 2009	185,432	433	-
Payments Made	(35,752)	(140)	(1,794)
Expenses Recorded	55,642	238	-
Actual Return on Plan Assets	-	607	215,113

	2008

	Banesprev		Sanprev	Other

	Plan V	Other Plans	Plans I and II	Plans

Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	4,426,941	4,399,796	65,099	210,080
Fair Value of Plan Assets	(4,279,276)	(4,400,960)	(133,608)	-
Adjustments for Allowed Deferrals
Unrecognized Actuarial Losses	-	(471,424)	-	(44,538)
Unrecognized Actuarial Gains	182,493	57,406	26,430	-
Net Actuarial Asset at December 31, 2008 (1)	-	(446,315)	(42,079)	-
Net Actuarial Liability at December 31, 2008	330,158	31,133	-	165,542
Payments Made	(37,929)	(29,376)	(741)	(31,284)
Expenses Recorded	52,644	13,874	-	42,889
Actual Return on Plan Assets	969,273	518,233	10,498	-

				2008

	Fasass (3)	Holandaprevi	Bandeprev	Previban (4)

Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	490,414	4,514	856,310	27,140
Fair Value of Plan Assets	(482,739)	(3,989)	(1,065,155)	(27,140)
Adjustments for Allowed Deferrals
Unrecognized Actuarial Losses	(19,030)	(689)	-	(118)
Unrecognized Actuarial Gains	-	730	86,787	-
Net Actuarial Asset at December 31, 2008 (1)	(11,355)	-	(122,058)	(118)
Net Actuarial Liability at December 31, 2008	-	566	-	-
Payments Made	-	(94)	(112)	-
Expenses Recorded	-	93	-	3
Actual Return on Plan Assets	7,931	438	104,531	3,081

(1) As provided for in article 49, item “g” of CVM Resolution 371/2000, the above surplus was not recorded in the financial statements of Banco Santander S.A.
(2) In June 2009, as a result of the change in the plan with contributions shared by e/s and the company, were recorded for the new defined contribution plan of Holandaprevi R$231, corresponding to R$1,982 in assets, R$1,899 as actuarial obligation, and R$314 as deferral adjustments.

(3) In June, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fundação América do Sul de Assistência e Seguridade Social (FASASS), were transferred to the private pension plan company which is not a member of the Santander Group. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, with financial settlement in July 2009, to form the Mathematical Reserve for Benefits Granted.

(4) In March de 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Recorded amounts related to Defined Contribution Plans amounted to R$3,126 (2008 - R$3,236) in the Bank and R$3,142 (2008 - R$30,325) in the Consolidated.

b) Main Actuarial Assumptions

Actuarial Assumptions Adopted

- Nominal discount rate for actuarial obligation:
- Banesprev - Plan V and Other Plans - 11.1% (2008 - 16.5%) .
- Banesprev - Supplementary pension plan - 11.1% (2008 - 14.9%) .
- Sanprev Plans- 11,8% (2008 - 12,5%).
- Bandeprev, Holandaprevi and Previban - 11.1% (2008 - 10.3%) .

- Expected rate of return on plan assets:
- Banesprev - Plan I - 12.1% (2008 - 16.5%) .
- Banesprev - Plan II - 12.5% (2008 - 16.5%) .
- Banesprev - Plan III - 12.5% (2008 - 16.5%) .
- Banesprev - Plan IV - 10,6% (2008 - 16.5%) .
- Banesprev - Supplementary pension plan - 11.1% (2008 - 14.9%).
- Banesprev - Plan V - 10.8% (2008 - 16.5%) .
- Plan Sanprev - 10.6% . (em 2008 - 10.6%) .
- Bandeprev - 10,0% (2008 - 12.1%), Holandaprevi 9.68% and Previban - 11.68% (Previban and Holandaprevi in 2008 - 11.8%).

- Estimated long-term inflation rate rate:
- Sanprev - All plans - 4.2% (2008 - 4.0%) .
- Banesprev, Bandeprev and Holandaprevi - 4.2% (2008 - 4.0%) .
- Previban - 4.0% (2008 - 4.0%)

- Estimated salary and benefit increase rate:
- Banesprev - Plans I to V and Other Plans - 4.72% (2008 - 4.0%) .
- Bandeprev and Holandraprevi - 4.72% (2008 - 5.04%)
- Previban - null growth as they do not have active participants.

- General mortality biometric table and Estimated salary and benefit increase
- Banesprev, Sanprev, Holandaprevi, Bandeprev and other plans - AT-2000.
- Previban - UP-94 Segregated by gender.

- Disability biometric table and disability mortality table:
- Banesprev, Sanprev, Holandaprevi and Previban - Mercer Disability Mortality table.
- Bandeprev - Mercer Disability Mortality table.

- Expected Turnover table
- Banesprev - Plan V (0.1/Length of service +1) up to 50 years of age.
- Banesprev - Plans I to IV - 2.0% .
- Banesprev - Supplementary pension plan and other plans - 0%.
- Sanprev - null.
- Holandaprevi segregated by age according to the rates below, by minimum wage (MW) cohorts: up to 10 MWs – 10% to 9%; from 10 MWs up to 20 MWs – 9% to 8%; and above 20 MWs - 8% to 7%. (2008, MWs: up to 10MWs - from 10% to 7%; from 10MWs up to 20MWs - from 9% to 6%; and above 20MWs - from 8% to 5%).

- Bandeprev follows the cohorts: up to 10 MWs =0.45/(length of service+1); from 10 MWs to 20 MWs=0.30/( length of service +1); and above 20 MWs=0.15/(length of service +1).
- Previban and Sanprev have null turnover table, as they do not have active participants.

- Probability of retirement: 100% on the first eligibility event.

c) Health and Dental Care Plan

c.1) Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A
The Bank contributes to Cabesp, an entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

Reconciliation of Assets and Liabilities	2009	2008

Present Value of Actuarial Obligations	3,595,279	2,413,184
Fair Value of Plan Assets	(3,581,040)	(2,803,139)
Adjustments for Allowed Deferrals:
Unrecognized Actuarial Losses	(329,510)	-
Unrecognized Actuarial Gains	-	223,864
Net Actuarial Asset (Liability), December 31	(315,271)	(166,091)
Payments Made	37,496	37,113
Expenses Recorded	-	14,184
Actual Return on Plan Assets	898,748	131,143

c.2) Holandaprevi’s retirees
Holandaprevi’s retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

c.3) Former employees of Banco Real (retiree by circulares)
The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

c.4) Bandeprev’s retirees
The health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Bank is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

c.5) Officer with lifetime benefits (lifetime officers)
Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group). With the merger of Banco Sudameris Brasil S.A., later merger of Banco Real, Banco Santander became responsible for ensuring the benefit.

c.6) Life insurance for Banco Real’s retirees (Life Insurance)
Life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco subsidizes 45% of the total premium (closed group).

c.7) Free clinic
The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

c.8) Plasas
Voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

			2009

		Retiree by	Life
	Holandaprevi	Circulars	Insurance

Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	3,924	74,198	3,046
Adjustments for Allowed Deferrals (Not recognized):
Unrecognized Actuarial Losses	(148)	-	(64)
Unrecognized Actuarial Gains	-	11,762	-
Net Actuarial Liability as of December 31, 2009	3,776	85,960	2,982
Payments Made	(558)	(1,708)	(409)
Expenses Recorded	-	7,380	657

	2009

			Lifetime	Free
	Plasass	Bandeprev	Officers	Clinic

Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	4,291	74,871	2,713	107,236
Fair Value of Plan Assets	(102,410)	-	-	-
Adjustments for Allowed Deferrals
Unrecognized Actuarial Losses	-	-	(115)	(4,987)
Unrecognized Actuarial Gains	10,933	29,271	-	-
Net Actuarial Asset at December 31, 2009	(87,186)	-	-	-
Net Actuarial Liability at December 31, 2009	(87,186)	104,142	2,598	102,249
Payments Made	-	(3,178)	(210)	-
Expenses Recorded	-	10,609	-	11,158
Actual Return on Plan Assets	10,634	-	-	-

			2008

		Retiree by	Life
	Holandaprevi	Circulars	Insurance

Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	3,613	75,016	3,402
Adjustments for Allowed Deferrals (Not recognized):
Unrecognized Actuarial Losses	-	-	(668)
Unrecognized Actuarial Gains	1,963	5,272	-
Net Actuarial Liability as of December 31, 2008	5,576	80,288	2,734
Payments Made	(337)	(717)	(127)
Expenses Recorded	73	2,385	98
Actual Return on Plan Assets	-	-	-

				2008

			Lifetime	Free
	Plasass	Bandeprev	Officers	Clinic

Reconciliation of Assets and Liabilities
Present Value of Actuarial Obligations	2,999	101,676	2,343	109,242
Fair Value of Plan Assets	(91,938)	-	-	(2,492)
Adjustments for Allowed Deferrals (Not recognized):	-	-	-	-
Unrecognized Actuarial Losses	-	(4,965)	-	(15,658)
Unrecognized Actuarial Gains	12,394	-	899	-
Net Actuarial Asset at December 31, 2008	(76,545)	-	-	-
Net Actuarial Liability as of December 31, 2008	-	96,711	3,242	91,092
Payments Made	-	(998)	(78)	-
Expenses Recorded	-	3,606	99	1,173
Actual Return on Plan Assets	7,940	-	-	5

d) Stock-based compensation

(i) Plan I-06
In 2004, Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

(ii) Long-term incentive policy
The meeting of the Board of Directors’ of Santander Spain, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Santander executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10 and Plan 011).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: Total Return to the Stockholder (RTA) and Earnings/Benefit per Share (BPA) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

		Euros	Date of	Date of
	Number of	Exercise	Commencement	Expiry of Exercise
	Shares	Price	of Exercise Period	Period

Plans Outstanding at 31 December 2006	6,032,700	9.09	15-Jan-08	15-Jan-09
Options Granted (Plan I09)	834,332	-	23-Jun-07	31-Jul-09
Options Granted (Plan I10)	1,243,355	-	23-Jun-07	31-Jul-10
Options Cancelled, net (Plan I06)	(113,700)	9.09	15-Jan-08	15-Jan-09
Plans Outstanding at 31 December 2007	7,996,687
Options Exercised (Plan I06)	(4,657,550)	9.09	15-Jan-08	15-Jan-09
Options Granted (Plan I11)	2,311,231	-	15-Jan-08	31-Jul-11
Plans Outstanding at 31 December 2008	5,650,368	-
Options Cancelled (Plan I06)	(1,261,450)	-	15-Jan-08	15-Jan-09
Exercised Options (Plan I09)	(681,767)	-	23-Jun-07	31-Jul-09
Cancelled Options (Plan I06)	(152,565)	-	23-Jun-07	31-Jul-09
Options Granted (Plan I12)	455,008	-	1-Jul-09	31-Jul-12
Plans Outstanding at 31 December 2009	4,009,594

Plans Outstanding at 31 December 2009
Plan I10	1,243,355		23-Jun-07	31-Jul-10
Plan I11	2,311,231		15-Jan-08	31-Jul-11
Plan I12	455,008		1-Jul-09	31-Jul-12
Total	4,009,594

Daily pro rata expenses were recorded in the amount of R$18,563 (2008 - R$19,446) in the Bank and R$19,893 (2008 - R$19,646) in the Consolidated, referring to initial costs in respective granting dates for each cycle above mentioned.

36. Risk Management Structure

Santander operates according to global policies, classified based on the risk appetite of the Santander Group in Spain, aligned with the objectives in Brazil and worldwide, taking into consideration the guidance of the Board of Directors and in compliance with Bacen regulations and good international practices, to hedge capital and ensure the profitability of business. When conducting its business, Santander is mainly exposed to the following risks:

- Credit risk is the possibility of loss stemming from the total or partial failure of customers or counterparties to meet their financial obligations to the Bank. The objective of credit risk management is to provide insights to define strategies and set limits, covering the analysis of exposures and trends, as well as the efficiency of the credit policy.

- Market risk is the exposure to risk factors such as interest rates, foreign exchange rates, commodity prices, equity prices, and other amounts depending on the type of product, transaction volume, contract terms and conditions, and underlying volatility. Market risk management uses practices that include measuring and monitoring the use of limits previously set in internal committees, the value at risk of portfolios, the sensitivities to fluctuations in interest rates, foreign exchange exposure, liquidity gaps, among other practices that permit monitoring risks that might impact the portfolio positions in the different marketplaces where the Bank operate.

- Operational risk is the risk of loss resulting from inadequate or failed human resources, processes or systems, or any other adverse market situations. The objective of operational risk management and control is to ensure the internal control system efficiency, prevent, mitigate and reduce risk events and losses.

- Compliance risk is the exposure to legal or regulatory sanctions, material financial loss, or damages to the Bank reputation as a result of failure to comply with relevant laws, regulations, principles and rules, standards and codes of conduct. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

Risk management is based on the following principles:

- Independence of the risk function from the business areas;

- Support for business in achieving commercial goals by maintaining the independence of the Risk Vice President’s Division. The organizational structure that manages risk is adapted to the commercial structure and ensures business and risk managers cooperate; - Collective decision-making (including at the branch level), which ensures a variety of opinions are heard and results not based on decisions made solely by individuals; - Use of tools for internal rating and scoring, such as return on risk-adjusted capital (RORAC), Value at Risk (VaR), economic capital, analysis of extreme scenarios, etc.;

- Global focus through an integral treatment of all risk factors in all business units, and the utilization of economic capital as a homogeneous metric for the risk exposure and the basis for measuring management; and

- Set and achieve medium-low risk profiles as a target, and maintain their low volatility and predictable nature through: (i) a high degree of risk diversification by limiting concentrations in customers, groups, industries, products and geographies; (ii) reducing the degree of complexity in market activity, and (iii) continuous tracking of risks to prevent possible deterioration of portfolios.

- Analyzing the social and environmental risks of businesses and projects financed by the Bank.

Corporate Governance of the Risk Function

The risk committee framework of Santander Brazil is set based on corporate risk standards and have the following responsibilities set out in weekly meetings: - Ensure to the Bank's management that local policies are implemented and followed consistently with existing corporate standards; - Authorize the local management tools and risk models, as well as be familiar with the results of the internal validation; - Ensure that Santander Brasil’s actions are consistent with the risk tolerance level previously decided by the Santander Group in Spain; - Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in discharging their functions;

- Resolve transactions that are beyond the powers delegated to lower management bodies, as well as the global limits of preclassification of corporate groups or in relation to exposures by classes of risk.

The Executive Risk Committee delegates some of its powers to the risk committees, which are structured by business line and type and class of risk. The risk function at the Santander Brasil is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the CEO of Santander Brasil and the Chief Risk Officer of the Santander Group in Spain.

The Executive Risk Unit is divided into:

- A control and methodology structure, which adapts the risk policies, methodologies and control systems. This structure consists of several units organized by type of risk (solvency risk, market risk, and methodology).

- A business structure focused on the performance and the integration of the risk management function in the Santander Brasil´s retail, corporate and Global Wholesale Bank businesses, credit recovery, and social and environmental risks. Additionally, there is the Governance and Regulation Unit, which guarantees the Risk Management role is being successfully done and the adequacy of the regulatory framework.

Credit Risk Management

Santander develop Credit Risk Management policies and strategies based on processes conducted by several functions with the power to set operating limits, and reduce and control risk

As mentioned, the functions responsible for credit risk management allow for an appropriate validation of the internal systems and procedures used in credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or aggregate of similar transactions.

The specialization of risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized customers.

- Customers under individualized management: includes wholesale banking customers, financial institutions, and certain companies. Risk management is conducted by an expert risk analyst, basically on account of the risk assumed, backed up by tools to support decision-making based on internal risk assessment models.

- Standardized customers: include individuals and companies not classified as individual customers. Management of these risks is based on automated decision-making and internal risk assessment models, backed up, when the model is not comprehensive or accurate enough, by teams of analysts specialized in each type of risk.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

a) Rating Models

Santander use own internal rating models to measure a customer’s or a transaction’s credit quality. Each rating corresponds to a certain probability of default or nonpayment determined from the historical experience of the institution, except for some portfolios typified as low default portfolios. The Bank have around 50 internal rating models for risk admission and monitoring.

Lending transactions are classified into different categories, according to economic and financial situation criteria and other registry information, actual decrease in transaction risk, and delays in compliance of contractual financial obligations. New types of transactions are submitted to credit risk assessment and in terms of compliance with the controls adopted by the Bank.

The ratings awarded to customers are periodically reviewed, incorporating new financial information and experiences in the development of the banking relation. The frequency of the reviews increases in the case of customers who reach certain levels in the automated warning systems and in those classified as “special watch”. Santander's proprietary rating tools are also reviewed so that their accuracy can be fine-tuned.

b) Losses and Credit Cost

Santander prepare loss estimates related to the credit risk and periodically conduct the comparison of actual losses with previously estimates. Previous and periodic analyses are made to keep control over up-to-date credit risk and create exceptions or renegotiate certain transactions, and it is also possible to increase guarantee required when necessary.

In addition to using the models, other regular measures are employed which provide prudent and effective management of credit risk based on the loss observed. Santander's cost of credit is measured by using different indicators, such as changes in nonperforming loans under recovery, allowance for loan losses, and net write-offs.

Risk management reports are made available to management to verify its alignment with the Bank’s policies and strategies. It makes simulations of risk situations to assess the need to review the Bank's previously set policies and limits.

All information on the risk management structure and procedures is maintained at Santander available to Bacen.

Information on credit risk management is quarterly made available to the public, in the financial statements, to meet the information transparency criterion.

c) Credit Risk Cycle

The risk control function obtains an overall vision of the credit portfolio throughout the different risk cycle stages to supplement the management process, using a sufficient level of detail to allow assessing the current risk status and possible changes. The process begins at senior management level, through the Board of Directors and the Risk Committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and making decisions on the risks incurred in the Bank's operations.

(i) Presale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting;

(ii) Sale: this is the decision-making phase for both pre-classified and specific transactions; and

(iii) Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Risk Limit Planning and Setting

Risk limit setting is a dynamic process that identifies the Bank’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification).

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk Analysis

Risk analysis is a prerequisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability to meet its contractual obligations to the Bank, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted with a pre-established frequency or every time a new customer or transaction arises. Additionally, the credit rating is examined and reviewed whenever a warning system is triggered or an event affecting the counterparty/transaction occurs.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

The Bank uses, but not limited to, the RORAC (return on risk-adjusted capital) methodology for risk analysis and pricing in the decision-making process on transactions and deals.

Risk Monitoring and Control

In addition to the tasks performed by the Internal Audit Division, the Executive Risk Unit has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “special surveillance firms” (FEVE) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default event, but rather that it is deemed advisable to adopt a specific policy for this company by assigning a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

The awarded rating is reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

d) Risk Control

Supplementing the management process, the risk control function obtains a global view of the Bank’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the exposure and any changes therein.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Bank.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be made.

e) Credit Recovery

The loan recovery process uses tools such as behavioral scoring to study the performance of collection in certain groups in an attempt to decrease costs and increase recoveries. Customers that will probably make the payment are classified as low risk and increased focus in given to maintaining a healthy relation with these customers. Customers whose payments are less than probable are classified as high risk and are regularly monitored as regard payment. All customers with past-due payments or rescheduled loans have internal restrictions.

The collection strategies are changed according to the number of days past-due. In the first days of default (less than 90 days past-due), the collection department deploys a more intensified collection model, creating different strategies, with closer monitoring. The tools used during this stage are call centers, collection letters, and the branch network for the purpose of recovering the customers. However, if a customer is more than 90 days past due, the focus is aimed at the recovery of cash owed by outsourcing the collection efforts with outside agencies, which are paid a commission on any recovered amounts.

f) Other Information

(i) The management, monitoring and control of the regulatory capital under the Basel II Standardized Approach is based on the follow-up of the adequacy of regulatory capital with the assumed credit risk.

(ii) The terms and conditions and the features of financial assets sale or transfer transactions are analyzed so that their assessment and classification are consistent with the substantial retention of risks and rewards.

(iii) The annual report, available at www.santander.com.br, contains a more detailed description of the control structure, methodologies and systems.

37. Supplementary Information - Reconciliation of the Bank's Shareholders' Equity and Net Income

		2009	2008

Shareholders' equity attributed to the parent under Brazilian GAAP		64,492,693	48,756,557
IFRS adjustments, net of taxes:
Pension discount rate	e	(174,218)	(179,343)
Classification of financial instruments at fair value through profit or loss	f	19,440	43,675
Redesignation of financial instruments to available-for-sale	a	555,104	552,854
Impairment on loans and receivables	b	960	(234,300)
Accounting under equity method	c	(15,078)	(5,970)
Deferral of financial fees, commissions and inherent costs	g
under effective interest rate method		217,205	174,116
Reversal of goodwill amortization and others	h	3,424,772	376,766
Mark to market of foreign currency forward	i	(30,186)	(11,069)
Impairment of other financial assets	j	31,773	32,200
Impairment losses on non financial assets	d	17,439	1,542
Realization on purchase price adjustments	k	727,101	315,992
Other		(1,601)	8,179
Shareholders' equity attributed to the parent under IFRS		69,265,404	49,831,199
Minority interest under IFRS		1,338	5,279
Shareholders' equity (including minority interest) under IFRS		69,266,742	49,836,478

		2009	2008

Net income attributed to the parent under Brazilian GAAP		1,805,899	1,580,613
IFRS adjustments, net of taxes:
Pension discount rate	e	5,125	6,966
Classification of financial instruments at fair value through profit or loss	f	(6,687)	34,015
Redesignation of financial instruments to available-for-sale	a	(15,243)	49,260
Accounting under equity method	c	-	(16,897)
Deferral of financial fees, commissions and inherent costs	g	43,089	(39,716)
under effective interest rate method
Reversal of goodwill amortization and others	h	3,030,122	376,766
Impairment on loans and receivables	b	235,260	27,720
Mark to market of foreign currency forward	i	(19,117)	(11,069)
Impairment of other financial assets	j	(427)	32,200
Impairment losses on non financial assets	d	15,897	13,332
Realization on purchase price adjustments	k	411,109	315,992
Other		2,579	9,213
Net income attributed to the parent under IFRS		5,507,606	2,378,395
Minority interest under IFRS		358	231
Net income (including minority interest) under IFRS		5,507,964	2,378,626

a) Redesignation of financial instruments to available-for-sale
Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in other comprehensive income, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables
Under IFRS, based on the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”, the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment, as further discussed in Note 5.b.. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP (*), which uses certain regulatory limits defined by the BACEN for purposes of allowance for loan losses calculation.
(*) Accounting standard adopted by the BACEN and CVM.

c) Accounting under equity method
Under Brazilian GAAP, investments in certain associates are accounted for at cost, as they do not meet the criteria, under these accounting principles, to be accounted for using the equity method. Such criteria include total ownership of at least 10% and the relevance of the investment in the associate in relation to the investor’s total equity. Under IFRS, in accordance with IAS 28 “Investments in Associates”, an investment in an associate which the investor has significant influence, even if less than 20% of ownership, is accounted for using the equity method of accounting. In accordance to Resolution CMN No. 3.619, BR GAAP has been amended to converge with the guidance provided by IAS 28.

d) Impairment losses on non financial assets
Under BR GAAP, impairment losses on certain tangible assets relating to the Bank’s branches were recognized during the year ended December 31, 2008 as a result of the adoption of CPC 01, “Reduction in the Recoverable Value of Assets.” CPC 01 changed the methodology used in BR GAAP to converge to IFRS (IAS No. 36, “Impairment of Assets.”). Prior to the issuance of CPC 01, the Bank grouped together certain branch assets when evaluating for recoverability. Under IFRS, the Bank evaluates these assets for impairment at the level of each individual branch, in which for the Bank represents a cash generating unit in accordance with IAS 36 “Impairment of Assets”.

e) Pension plan discount rate
Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

f) Classification of financial instruments at fair value through profit or loss
Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value thought profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

g) Deferral of financial fees, commissions and inherent costs under effective interest rate method
Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognized directly at income when

h) Reversal of goodwill amortization and others
Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount.

i) Mark to Market of Foreign Currency Forward
Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, foreign currency forward contracts are derivatives that are recorded at fair value. Under BR GAAP, these contracts are recorded at amortized cost.

j) Impairment of other financial assets
Under IFRS, the Bank estimated the impact of accounting for allowance other assets, which is different, in certain aspects, to the criteria adopted under BR GAAP.

k) Realization on purchase price adjustments
As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates to the following items:
The amortization related to the step up in the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.
The amortization of the identified intangible assets with finite lives over their estimated useful lives (over 10 years).

38. Other Information

a) The co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$20,967,370 in the Bank and Consolidated (2008 - R$17,331,203 in the Bank and R$25.513.294 in the Consolidated).

b) Total shareholders’ equity of investment funds managed by Santander is R$98,407,143 (2008 - R$80,402,046) and total shareholders’ equity of managed investment funds is R$111,674,754 (2008 -R$90,244,821).

c) The insurance contracted by the Bank effective as of December 31, 2009, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,349,209 in the Bank and Consolidated (2008 - R$650,667 in the Bank and R$1.419.096 in the Consolidated).

In bankers’ blanket insurance, an insurance was contracted with coverage value of R$204,423 in the Bank and Consolidated (2008 - R$145,539 in the Bank and R$227,832 in the Consolidated), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

				Bank/Consolidated

		Assets (Liabilities)		Income (Expenses)

	2009	2008	2009	2008

Restricted Operations on Assets
Lending Operations	43,209	20,636	3,144	2,057
Liabilities - Restricted Operations on Assets
Deposits	(43,209)	(20,636)	(3,098)	(2,047)
Net Income			46	10

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.
e) Obligation offset and settlement agreements - CMN Resolution 3263/2005 – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

f) Other Obligations – The Bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2009 is R$1,077,586, of which R$314,250 matures in up to 1 year, R$686,885 from 1 year to up to 5 years and R$76,451 after 5 years. Payment of operating leases recognized as expenses for the period were R$304,366.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

g) Employee Benefit Plans - The Board of Directors Meeting held on December 23, 2009, aproved and decided to submit to approval in the Extraordinary Shareholders Meeting to be held on February 3, 2010: (i) the Purchase Option Plan for Certificate of Depositary Shares (“Units”), to certain managers and managerial employees of the Bank and subsidiaries thereby, as per article 5, paragraph 4 of the Bank´s By-laws; and (ii) the Long-Term Incentive Plan - Investment in Units, the purpose of which is the payment of resources, in cash, by the Bank to certain collaborators, including managers, managerial employees and other employees of the Bank and subisidiaries thereby.

39. Subsequent Events

a) Association with Getnet
On January 14, 2010, the Bank signed the contractual and by-law documents instruments with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. ("Getnet") to jointly explore, explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market. The details of this alliance and its business plan will be presented by the end of the first quarter.

b) Anticipated Redemption of Subordinate CDB
On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Espanha, with original maturity on March 25, 2019 and amounting to R$1,507,000, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010.

The purpose of the antecipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A". (Note 1).

****

Summary of the Audit Committee Report

Santander Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A. (the Group’s lead entity) on March 23, 2007 to ensure compliance with National Monetary Council’s Resolution 3198/2004 and article 32 of Banco Santander S.A.’s By-laws. Pursuant to article 11 of CMN Resolution 3198/2004, a single Audit Committee, approved for the group’s lead entity, Banco Santander (Brasil) S.A., acts for all institutions and insurance companies pertaining to the Group. Santander Seguros S.A. at the Extraordinary Stockholders’ Meeting (ESM) held on July 7, 2008, when the entity also adhered to the decision of Santander Financial Group adopting a single Audit Committee, as permitted by article 14 of National Council of Private Insurance (CNSP) Resolution 118/2004.

This Audit Committee is composed of three independent members that were appointed at the Board of Directors’ Meeting of March 23, 2007. The members have a one-year term of office, renewable for up to four consecutive terms.

Under prevailing legislation, Management is responsible for preparing, disclosing and ensuring the integrity of the financial statements, and for adopting the best practices in internal control system and procedures, in order to ensure compliance with Brazilian accounting practices and standards from the National Monetary Council (CMN), Central Bank of Brazil (Bacen), Brazilian Securities and Exchange Commission (CVM), National Council of Private Insurance (CNSP), and Superintendency of Private Insurance (Susep).

The Board of Directors´ meeting held on September 18, 2009 approved the implementation of the Global Offering, which includes the issue of Units. On October 6, 2009, the shares were listed and began trading in BM&FBovespa´s Level 2 Corporate Governance Practices, and since October 7, 2009, at the New York Stock Exchange (Nyse).

As a consequence, the Audit Committee must comply with the provisions of the Sarbanes-Oxley Act (SOX) for foreign issuers registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (Nyse).

The independent auditors are responsible for planning and performing the audit of the individual and consolidated financial statements of the Group.

The Audit Committee advises the Board of Directors in the oversight of financial reports, assessment of the internal control system effectiveness, auditors’ independence, and performance of internal and independent audits, and recommends corrections and improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary.

The Audit Committee held thirty six meetings in 2009. In the second half of the year and in January 2010, fifteen meetings were held for conducting the duties incumbent on them.

Also, to fulfill the Audit Committee’s duties and responsibilities, the Coordinator, appointed among the members, devotes full time to this function, and participates as a guest in Executive Committees, including Compliance, Money Laundering Prevention, Operational Risks, Basel II, Asset Management Compliance and Internal Controls, and Products.

As part of the work inherent in its duties, the Audit Committee made additional analysis: (i) about the Global Offering, with regards to Financial Statements under IFRS; (ii) with Deloitte Touche Tohmatsu Auditores Independentes (Deloitte) and Santander´s professionals related to SOX´s annual certification process; (iii) with the Tax Planning area, regarding the special tax regime to pay tax debit and the expected accounting effects; and (iv) with the Credit Risk area for an update on the valuation, monitoring and loss provision criterion.

Regarding the Audit Committee’s roles and responsibilities:

1 – For the purpose of verifying the conformity of Santander Financial Group with CMN Resolutions 2554/1998 and 3380/2006 and Susep Circular 249/2004, related to the management and control of operational risks and the internal control system effectiveness, the Audit Committee analyzed the reports and held meetings with the areas involved in this process. The Audit Committee also followed up on the reported frauds and errors managed by the Operational Risks area.

2 – Concerning the internal audit work, the Audit Committee monitored the work plan for 2009, reports issued, findings and implementation of recommendations.

3 – With respect to the independent audit services provided by Deloitte, the Audit Committee formally held five meetings. The main discussions at the meetings involved the reconciliation adjustments between BR GAAP accounting practices and IFRS, the third quarter financial statements, SOX and the internal control issues raised in the detailed reports.

4 – The Audit Committee reviewed the financial statements of Santander Financial Group entities, confirming their quality. In this respect, the Committee followed up on the third quarter and the six-month period closing, prior to disclosures, and met with the independent auditors and the professionals responsible for the accounting and the preparation of the financial statements.

5 – In view of CVM Resolution 3477/2007, which established, effective September 30, 2007, the creation of an Ombudsman function for the institutions, the semiannual reports, to be submitted to Bacen, shall be approved by the Audit Committee in a meeting scheduled for February, 2010.

As a result of the assessments performed, based primarily on information received from Management, internal and independent auditors, and the area responsible for the corporate monitoring of internal controls, the Audit Committee concluded that the work developed is effective and provides transparency and quality to Santander Financial Group’s financial statements.

Audit Committee
São Paulo, February 1, 2010

Maria Elena Cardoso Figueira
Sérgio Darcy da Silva Alves
Taiki Hirashima – Financial Expert

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 03, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President